SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 000-21742

Acergy S.A.
(Translation of registrant's name into English)

200 Hammersmith Road
London, W6 7DL
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Attached herewith is the Annual Report to Shareholders ("Annual Report") for Acergy S.A. ("Acergy") for the fiscal year ended November 30, 2008 in respect of the registrant and its subsidiaries on a consolidated basis.

The financial statements and the accompanying notes to the financial statements on pages 40 to 104 of this Annual Report furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of Acergy's Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997) and Acergy's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The remainder of the Annual Report (all pages excluding pages 40 to 104) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements contained in this Annual Report furnished pursuant to this Form 6-K, including the statement from the Chairman and the review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute "forward-looking statements" as defined in the US Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek" and similar expressions. Those statements include, but are not limited to, statements as to the expected execution of projects currently in backlog; statements as to the expected completion date, estimated progress to completion, estimated costs, estimated revenues, and estimated recovery of contract revenues on various projects; statements as to the macro drivers and fundamentals of Acergy's business, including the potential development in West Africa and other parts of the world; projections as to the extent to which Acergy's business is impacted by the global economic slowdown, including statements as to the expected behavior and expenditure of Acergy's clients in a market downturn and Acergy's strategies accordingly; statements as to the development of Acergy's capital structure and its alignment with Acergy's business strategy; statements as to the ability of Acergy to capture opportunities in a challenging and volatile near-term business environment; statements as to the future subsea field developments; statements as to the technological capabilities of Acergy and its competitors; expectations as to the expected growth and cyclicality in the industry in which Acergy operates; statements as to the markets on which Acergy will focus; expectations as to the expected demand for Acergy's products and services; statements as to cost control initiatives and the review of Acergy's corporate and entity structure and the implementation of the results from such initiatives and review; statements as to Acergy's focus on improving its internal control environment; statements as to the review of the performance and effectiveness of Acergy's Board of Directors and the results of such review; statements as to Acergy's profitability in the future; statements as to the expected effectiveness of Acergy's recruitment and training initiatives; statements as to the expected repurchase of share capital in the future; statements as to the expected amount and timing of any future dividend payments; statements as to Acergy's need and ability to obtain funding and liquidity from various sources and the expected use thereof; statements as to anticipated compliance with debt covenants; and expectations as to

Acergy's competitive position, liquidity, results of operations and financial position in the short, medium and long-term. The forward-looking statements reflect Acergy's current views and assumptions and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors and others which are discussed in Acergy's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from Acergy's forward-looking statements: Acergy's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which Acergy operates; Acergy's relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond Acergy's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: February 27, 2009

By: ____________________
Name: Stuart Jackson
Title: Chief Financial Officer

Acergy



Acergy Annual Report and Financial Statements 2008

Our Mission

We are a seabed-to-surface engineering and construction contractor to the offshore oil & gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

Our Vision

To be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction.

What We Do

Acergy is an offshore engineering and construction contractor that designs and installs deepwater oilfield infrastructure. Our specialist expertise is focused on construction and maintenance operations between the seabed and the surface of the sea. Our global resources are deployed and combined on projects of various typologies.



SURF: Subsea, Umbilicals, Risers, and Flowlines
Engineering and construction associated with subsea field developments. Pipeline and riser systems, together with associated services.


ACV

Survey / Inspection, Maintenance and Repair (IMR)
Examination by specialised survey ships, divers and Remotely Operated Vehicles (ROVs) of offshore oil and gas facilities. Undertaking repairs and maintenance as necessary.



Conventional
Fabrication and installation of fixed offshore platforms and associated pipelines in West Africa.

Contents

This Annual Report and Financial Statements is issued subject to the Important Notices appearing on page 108 of this Annual Report.

"The operational and financial strength of Acergy is demonstrated by our 2008 results, backlog and strong balance sheet. We have performed well in our core businesses while continuing our long-term investment strategy in our assets and people. This puts us in a strong position to continue to deliver complex projects for our clients, and to capture opportunities in a challenging and volatile near-term business environment."

Jean Cahuzac
Chief Executive Officer

Financial Highlights

For the fiscal year ended November 30 In $ millions, except per share data and Adjusted EBITDA margin	2008 $m	2007 $m
Revenue from continuing operations	**2,522.4**	2,406.3
Gross profit from continuing operations	**648.2**	547.2
Net operating income from continuing operations	**460.8**	351.5
Net income before income taxes from continuing operations	**492.3**	343.9
Taxation from continuing operations	**(162.6)**	(215.1)
Income from continuing operations	**329.7**	128.8
Net (loss) / income from discontinued operations	**(22.5)**	5.7
Net income – total operations	**307.2**	134.5
Earnings per share – continuing operations:		
Basic	**1.76**	0.65
Diluted	**1.70**	0.63
Earnings per share – total operations:		
Basic	**1.64**	0.68
Diluted	**1.59**	0.66
Weighted-average number of Common Shares and Common Shares equivalents outstanding (millions)		
Basic	**184.1**	188.4
Diluted	**207.1**	192.6
Adjusted EBITDA *		
Continuing operations	**573.0**	437.9
Total operations	**545.2**	447.0
Adjusted EBITDA margin (percentage)		
Continuing operations	**22.7%**	18.2%
Total operations	**19.4%**	16.7%

*Adjusted EBITDA definition is located on page 108 of this Annual Report and Financial Statements.

Our Global Operations

Acergy is a global operation that is managed as five separate geographical segments. Each segment has responsibility for its own financial performance.

When used in this Annual Report and Financial Statements, Acergy S.A. together with its subsidiaries, are collectively referred to as 'Acergy', 'the Group', 'Group', 'Company', 'we', 'our', or 'us'.

Revenue

$2.5bn

By segment [a]



- Africa & Mediterranean 47% $1,176m
- Northern Europe & Canada 33% $843m
- South America 13% $320m
- Asia & Middle East 7% $181m
- North America & Mexico $4.4m
- Corporate ($1.9m)

By client base [a]



- Revenue from International Oil Companies 55% $1,376m
- Revenue from National Oil Companies 23% $575m
- Revenue from Independent Oil & Gas Companies, Offshore Contractors & Other 22% $572m

[a] Revenue from continuing operations.

	Segments	Significant events
	**Africa & Mediterranean** This segment comprises all activities within Acergy Africa and the Mediterranean and manages project-specific joint ventures, as well as a Nigerian joint venture, Global Oceon Engineers Nigeria Limited ('Oceon'). It has an office in Suresnes, France and operates fabrication yards in Nigeria and Angola.	• Block 15 contract for $670m in deepwater offshore Angola awarded in November 2007 • PazFlor contract for $700m in deepwater offshore Angola awarded in January 2008
	**Northern Europe & Canada** This segment comprises all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan and manages project specific joint ventures. It has offices in Aberdeen, UK; Stavanger, Norway; St John's, Canada and Moscow, Russia.	• Deep Panuke contract for $195m offshore Canada awarded in February 2008 • DONG Energy four year frame agreement for engineering and construction in the North Sea awarded March 2008
	**North America & Mexico** This segment includes activities in the United States, Mexico, Central America, and Western Canada and provides project management support for major projects executed in South America. It has an office in Houston, U.S.A.	• Perdido, the segment's first ultra deepwater contract in the Gulf of Mexico, awarded in December 2007
	**South America** This segment includes all activities in South America and the islands of the southern Atlantic Ocean. It has an office in Rio de Janeiro, Brazil and operations in Macaé, Brazil.	• PRA-1, the segment's first EPIC SURF contract offshore Brazil completed during fiscal year 2008
	**Asia & Middle East** This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and includes the Malaysian joint venture SapuraAcergy with Sapura Crest Petroleum Berhad. It has offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia.	• Pluto contract for $150m offshore Australia awarded in February 2008 • SapuraAcergy JV awarded its first contract in India during the third quarter of 2008

Our Backlog

At November 30, 2008 Acergy had a backlog for total operations of $2.6 billion, of which $2.5 billion related to continuing operations. In addition, we had pre-backlog of a further $149 million.

Backlog by segment

52%

19%

2%

20%*

7%

*Excludes backlog relating to the Mexilhão Trunkline Project which is categorised as discontinued operations.

Backlog by activity

At November 30, 2008 Acergy had backlog for continuing operations of $2.5 billion, of which 88% relates to SURF activity, the Group's main focus.



SURF	IMR/Survey	Conventional
88%	7%	5%

Backlog by award date

More than 80% of the $2.5 billion backlog for continuing operations was awarded in fiscal years 2007 and 2008.

In addition, a major contract of $250 million was awarded to Acergy post fiscal 2008 year end.



2008	2007	2006	2005
50%	32%	8%	10%

Backlog by execution date

Of the $2.5 billion backlog for continuing operations, 57% or $1.4 billion is for execution during fiscal year 2009. The backlog that has been awarded since fiscal year end is primarily for execution during 2009 and 2010.



2009	2010	2011 +
57%	30%	13%

Chairman's Statement

A challenging year for markets



Acergy delivered another year of strong operational and financial performance: achieving record revenue from total operations of $2.8 billion and an improved Adjusted EBITDA margin, which together with our healthy backlog for continuing operations of $2.5 billion positions us well to face, with enthusiasm, the challenges that lie ahead.

Our financial results reflect the successful completion of the largest number of major projects in any one year, demonstrating our strength and capabilities in offshore deepwater engineering and construction.

Board changes

2008 was also a year in which we managed successfully the transition to a new Chief Executive Officer, with Jean Cahuzac taking the reins following Tom Ehret's retirement in April.

On behalf of the Board, I would like to take this opportunity to thank Tom for his outstanding contribution. Acergy owes him an enormous debt of gratitude for his leadership and we continue to benefit from his knowledge and support in the capacity of a Non-executive Director.

Corporate governance

Corporate governance continues to be a subject of intense interest to the Board, our shareholders, our regulators and other stakeholders.

In recent months, we have taken a number of steps to enhance further our corporate governance practices. We are currently conducting a thorough review of the performance and effectiveness of the Board, Board Committees and individual Directors. These reviews are being conducted by external advisers.

A challenging year for markets

2008 has been a year of significant and historic events in capital and commodity markets, with global financial markets suffering the most serious crisis since the great crash of 1929. July 2008 saw oil prices peaking at $147, however, as demand began to fall in the developed world and as investors began to doubt the spending power of consumers in developing markets, there was a realisation that manufacturing would consequently contract in the exporting nations of the East. Commodity prices began to lose ground, with oil falling to below $40.

As with all global markets, oil services stocks have seen a significant de-rating since May 2008 on the back of short-term uncertainty. This is disappointing for the Board, the management and shareholders of Acergy.

The oil price weakness on falling demand dented market confidence which, together with the credit crunch, put pressure on short and medium-term capital expenditure plans of smaller E&P clients.

While we have seen a few of the smaller independent E&P clients postpone or cancel projects, often due to unavailability of financing rather than the short-term oil price, our exposure to these independents is relatively low. Our major clients remain consistent in their message – they continue to plan for the long-term, recognising increasing field decline rates and the smaller production levels of recent field developments and the long-term demand for hydrocarbons, especially oil. Their long-term views continue to support their investment case.

While we expect economic and commodity markets to remain volatile in the short-term, we are confident that longer-term market fundamentals should support growth in the demand for hydrocarbons and, therefore, our revenues.

Rewarding investors in challenging markets

Against these challenging market conditions, the Board recognises the importance of rewarding shareholders for their investment in Acergy. The Board continues to review opportunities to invest in the business as well as returning cash to shareholders through share buybacks and dividends while continuing to maintain a strong balance sheet.

During the year, we bought back $138 million of shares in accordance with our share buyback programme and paid a dividend of $0.21 per share equating to a total of $38 million. In light of the full-year results, the Board has resolved to recommend an increase of the dividend by 5% to $0.22 per share in 2009, subject to shareholder approval at the AGM.

Preparing for the future

We are a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. Our vision is to be acknowledged by our clients, our people and our shareholders, as the leader in seabed-to-surface engineering and construction.

We are well prepared for the future. Our strategy continues to focus on key markets with long-term, strong and sustainable growth characteristics; markets where we can differentiate ourselves.

Conclusion

I would like to thank all our people for their hard work and support and to pay tribute to the many subcontractors and suppliers who have assisted us throughout the year.

With our position as one of the leading companies in the SURF sector, our high quality fleet, operating excellence and healthy backlog, we remain well positioned for profitable growth over the medium-term.

Volatility in the world's financial and commodity markets remains high, particularly in the short-term, and we do not expect to be immune from these changes. However, in these challenging times, our strong financial and operating position underpins the Board's confidence in the Group's ability to deliver value for shareholders.

You have a first class management team led by our Chief Executive Officer, Jean Cahuzac, who are disciplined and focused on the pursuit of shareholder value and on your behalf I thank them for their leadership and stewardship of Acergy over the past year and in the years to come.

Mark Woolveridge
Chairman

Chief Executive Officer's Review

Strong operational and financial performance



2008 was a year characterised by our successful execution of technically challenging and complex projects delivering strong financial and operational results, continued delays in contract awards in West Africa and unprecedented challenges in financial and economic markets, particularly in the second half of the year. Against this backdrop we delivered record revenue from total operations of $2.8 billion, together with an Adjusted EBITDA margin of 19.4% for total operations, an increase from 16.7% last year.

Acergy has over the last few years developed a well deserved reputation for delivering consistently successful execution of complex and technically challenging projects, based on the quality of our assets, the calibre of our people, the quality of our engineering skill base and the proficiency of our project management. This makes for strong and lasting client relationships. Our major clients are telling us that they need strong partners, both technically and financially, particularly in today's challenging markets.

Our strategy rightly continues to focus on key markets with long-term, strong and sustainable growth characteristics, markets where we can differentiate ourselves. This includes harsh environment and deepwater SURF operations. We see our focus globally on the SURF and IMR markets, together with continued strength in the conventional market in West Africa. We expect the IMR market to become increasingly global as field developments mature and require these services. Driven by these factors and our continued success we believe that the SURF and IMR markets will become increasing contributors to overall profits in the years to come.

Under the stewardship of Tom Ehret, the management team have successfully transformed Acergy into a leading global seabed-to-surface engineering and construction (E&C) contractor to the offshore oil and gas industry, with strong market positions and dynamic growth opportunities across all regions.

Past experience shows that there is significant value to being a successful and strong incumbent. We believe that the offshore E&C sector, while not immune to the wider market environment, will be one of the more resilient areas of field development. With challenging markets ahead, we need to continue to focus on delivery and execution in 2009 and beyond, while maintaining financial and operational strength and rigour.

From the combination of our strategy, the efforts of our people, the continued strong pace of investment and our financial and operations strength we believe that we are in good shape to deliver profitable growth for shareholders in the future.

Reflecting on the past year

During 2008, we executed our largest and most complex projects well. Our financial results reflect this with the completion of a significant number of major projects, including PRA-1, our first Engineering, Procurement, Installation and Commissioning (EPIC) SURF contract in Brazil, Kizomba C Projects: Mondo and Saxi Batuque in Angola, Liu Hua in China, Vincent in Australia and Maari in New Zealand.

The fiscal year commenced strongly with the award of two of the largest contract awards in the Group's history: Block 15 at $670 million and PazFlor at $700 million in November 2007 and January 2008 respectively. However, 2008 was characterised by further delays in project awards, particularly in West Africa, a region which has for many years seen strong and regular order flow. As the year progressed, we saw signs of momentum from a number of clients in West Africa and other parts of the world, and we were delighted to announce the award of Angola LNG at $250 million in December 2008.

Jean Cahuzac answers your questions

Are you pleased with these results?

I am pleased with our results – they demonstrate our ability to deliver consistently successful execution of complex and technically challenging projects, in harsh environments worldwide.

They reflect sustained investment in our people, our processes and our assets over recent years, and I am pleased to say, are a clear testament to the expertise and commitment of our people to deliver for our clients.

What is the outlook for subsea construction?

The fundamentals for our sector remain positive. Faster decline rates mean the need for more upstream investment, both in existing fields (to combat natural decline) and in new fields (to offset falling production from existing fields and to meet rising global demand).

How well is Acergy positioned for growth?

With our position as one of the leading companies in the SURF sector, the calibre of our people, our high quality fleet and operating excellence, together with a healthy backlog and strong balance sheet – we believe Acergy is well positioned to capitalise on future market growth.

It is a testament to our strength that despite some disappointments, including these delays, and the unusually high level of dry-docks, we have delivered such a strong financial performance.

Revenue from continuing operations for fiscal year 2008 was $2,522 million (2007: $2,406 million) due to strong SURF and IMR activity levels in the North and Norwegian Seas, significantly higher activity levels in Brazil and Asia Pacific, offset by lower activity levels in West Africa, driven by the planned dry-dock scheduling, particularly *Acergy Polaris* during the third and fourth quarters of fiscal year 2008.

Gross profit was $648 million (2007: $547 million). Fiscal year 2008 saw an increase in the number of major projects in installation phase. The improvement in gross margin reflected the continued improvement in the volume and quality of project execution during the year and the recognition of a $33 million pension credit in Acergy Northern Europe and Canada, offset by slightly lower utilisation due to planned dry-docks.

Administrative expenses were $254 million (2007: $228 million) reflecting increased tendering levels, higher infrastructure costs in Brazil and movements in the U.S. dollar.

Acergy's share of associates and joint ventures increased significantly to $63 million (2007: $32 million), with strong contributions from NKT Flexibles and Seaway Heavy Lifting, offset by a loss on the SapuraAcergy joint venture, which took delivery of *Sapura 3000* during the year.

The Adjusted EBITDA margin from continuing operations for the twelve months was 22.7% (2007: 18.2%). The Adjusted EBITDA margin from total operations for the twelve months was 19.4% (2007: 16.7%).

Other gains were $44 million (2007: $1 million) reflecting the effect of foreign exchange revaluations primarily on short-term intercompany balances.

Income before taxation from continuing operations for fiscal year 2008 was $492 million (2007: $344 million) reflecting good project execution, strong contribution from associates and joint ventures and the recognition of a $33 million pension credit.

Taxation for the twelve months was $163 million (2007: $215 million), reflecting an effective rate of 33%.

Net income from continuing operations for fiscal year 2008 was $330 million (2007: $129 million). Net income from total operations for fiscal year 2008 was $307 million (2007: $135 million).

For the year we delivered a significant increase in diluted earnings per share for total operations of $1.59 (2007: $0.66) and the Board has resolved to recommend a 5% increase in the dividend to $0.22 per share, subject to shareholder approval at the AGM.

Strong cash generation from operations was offset by planned capital expenditure during the year of $294 million and increased returns to shareholders amounting to $138 million in the form of share buybacks and $38 million in the form of dividends.

Acergy Africa and Mediterranean – As expected, revenue from continuing operations for fiscal year 2008 was lower at $1,176 million (2007: $1,398 million) due to unusually high levels of planned dry-docks on *Acergy Polaris*, *Acergy Legend* and *Acergy Hawk* during the second half of the year. Good progress was made on major projects, EPC2B, Tombua Landana, Agbami and Block 15 and the successful completion of the Kizomba C Projects: Mondo and Saxi Batuque. As a result of the high level of dry-docking activity net operating income from continuing operations was $184 million (2007: $229 million) due to significantly lower activity levels of projects in offshore installation in the second half of the year.

Acergy Northern Europe and Canada – Revenue from continuing operations for fiscal year 2008 was $843 million (2007: $697 million) reflecting high levels of SURF, IMR and Survey activity and high vessel utilisation of an increased capacity due to fleet expansion. Net operating income from continuing operations was $192 million (2007: $122 million) driven by strong project performance, including significant progress on Sage Hot Tap, Miskar and Tyrihans subsea installation and the recognition of a $33 million pension credit.

Acergy North America and Mexico – Revenue from continuing operations for fiscal year 2008 was $4 million (2007: $3 million) with net operating income from continuing operations of $11 million (2007: net operating loss of $5 million) due to the contribution from the cross-regional projects: PRA-1, which completed during the year and Frade, which progressed on schedule.

Acergy South America – Revenue from continuing operations for fiscal year 2008 was $320 million (2007: $202 million) driven by strong revenue contributions from SURF projects, PRA-1 and Frade. The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks. Net operating income from continuing operations was $23 million (2007: net operating loss of $1 million) due to good performance on SURF projects and the ships on long-term service agreement.

Acergy Asia and Middle East – Revenue from continuing operations for fiscal year 2008 was $181 million (2007: $102 million) following the completion of the Vincent, Maari and Liu Hua Projects and good progress on other projects, including Van Gogh and Pluto. Net operating income from continuing operations of $14 million (2007: net operating loss of $29 million) reflected good project performance and successful project close-outs. *Sapura 3000* delivered a strong operational performance post delivery and completed the first offshore phase of the Kikeh Project for SapuraAcergy, our joint venture.

Share of results of associates and joint ventures – The full year contribution from associates and joint ventures was $63 million (2007: $32 million) reflecting strong contributions from NKT Flexibles and Seaway Heavy Lifting, partly offset by a loss from the SapuraAcergy joint venture.

Discontinued operations – Net loss from discontinued operations for fiscal year 2008 was $23 million (2007: net income of $6 million) due to the negative contribution from the Mexilhão Trunkline Project in Brazil, compared to positive contributions from the Eldfisk and Tyrihans Trunkline Projects in fiscal year 2007 and the partial reversal of a previously recorded impairment charge on *Acergy Piper*.

Asset development

Further rejuvenation dominated our fleet management programme. During the year, we took delivery of three new vessels; *Acergy Viking*, *Skandi Acergy* and *Sapura 3000* for our joint venture in Malaysia, and acquired the *Acergy Petrel*. Although shipyard delays continued to impact delivery, we have been pleased with the strong operational performance of each vessel upon joining the fleet. Fiscal year 2008 saw high utilisation rates, despite the increased capacity and an unusually high level of planned dry-docks during the year, including that of *Acergy Polaris*, which was out of operation for some seven months, completing her classification dry-dock, together with an extensive upgrade and life enhancement programme.

Following the completion of her scope of work on the Mexilhão Trunkline Project in Brazil and with limited near-term opportunities, the Board agreed the sale of *Acergy Piper* and with it an exit from the non-core large-diameter Trunkline business, enabling us to concentrate on our strategy and focus on opportunities in our core businesses.

Preparing for the future

Our vision is to be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction.

We recognise that to achieve our vision we need our strategic imperatives to be underpinned by our core values of safety, integrity, innovation, financial discipline and 'One Acergy'. These imperatives will enable us to build on the strengths and successes of the past as we prepare, with enthusiasm, to meet future challenges.

The combination of our strategy, the strength of our people, fleet and regional operations, together with sustained investment means that we are able to differentiate our capabilities in the harsh and difficult environments in which we operate to safely satisfy the changing needs of our clients and that we are in good shape to deliver profitable growth for shareholders in the future.


Our core values underpin the delivery of our strategic imperatives >
Core values
Safety
Integrity
Innovation
Financial discipline
One Acergy
Strategic imperatives
People are central to our success
Projects are core to our business
Engineering is at the heart of our projects
We operate in a consistent manner on a worldwide basis, globally aware and locally sensitive
We make long-term investments in our people, assets and know-how and in our relationships with clients and suppliers

See also pages p22-27

Outlook

The macro drivers for our business are global growth in demand for energy and the needs of our clients to access reserves, often in more difficult environments. Recent global economic conditions have created a more challenging short-term market and reduced near-term visibility but the medium and long-term fundamentals of our business remain robust. We therefore expect to see short-term volatility but we remain encouraged by the ongoing discussions with clients in West Africa and other parts of the world.

Conclusion

I have been fortunate to take the helm of a well-run business, focused on its clients' needs, with a great team responding well to the opportunities for our sector. In a year's time, I hope to report, that in spite of the challenging short-term economic and market conditions ahead, and given the likelihood of somewhat lower activity levels, we have been able to improve our Company even further.

The task of every generation of leadership is to take performance to the next level and that is what we are determined to do.

I want the new era of leadership, building on the profound transformation of recent years, to be characterised by disciplined growth.

We are in business to help our clients achieve their goals. We hope thereby to create value for them and earn their loyalty. If we do this well we will deliver consistently good returns to shareholders. Our ability to earn our clients' loyalty, and to execute technically challenging and complex projects in harsh environments, depends entirely on the quality of our people.

We have great people in Acergy and my thanks go to all of them, throughout the world, who have coped well with continuing change and with the demands placed upon them. The strong performance delivered in 2008 is, more than anything else, a tribute to them.

Jean Cahuzac
Chief Executive Officer

Business Review

Short-term challenges, long-term prospects

Acergy is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

Our business operates in the engineering and construction market, representing the late cycle elements of the upstream cycle of the offshore oil and gas industry. The focus of our business is outlined below.

Market environment

World energy demand is expected to be 45% higher in 2030 than today according to the International Energy Agency (IEA), driven by the non-OECD economies, especially the BRIC (Brazil, Russia, India and China) economies, where future consumption is expected significantly to exceed current production, despite possible short-term slowdowns.

Even under the most optimistic assumptions about the development of alternative technology, we believe oil will remain the world's main source of energy for many years to come.

Our Business

Acergy is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. Our business focuses on key aspects of the upstream cycle in the exploration and production of hydrocarbons.


Upstream Cycle Typically 10 – 50 years
Seismic
• Marine ops
• Processing
Exploration
• Drilling
• Downhole
• Tools
• Fluids
Appraisal
• Drilling
• Reservoir evaluation
Abandonment
• Subsea removal
• Heavy lift
• Recycling
Development
• Feed
• Survey
• Flow analysis
• Approvals
Procurement
• Hull
• Facilities
• SPS
• Pipelines
• Umbilicals
Installation
• Structures
• Pipelines
• Risers
• Moorings
• Topsides
• Commissioning
Operation / Production
• Downhole
• Subsea IMR
• Well intervention
www.acergy-group.com

Decline rates are a key determinant of the investment needs of the oil companies. The IEA reference scenario projections imply a one percentage-point increase in the global average natural decline rate to over 10% per year by 2030 as all regions experience a drop in average field size and most see a shift in production to deeper offshore fields, which have the highest decline rates. It is forecast that some 465mb/d of gross capacity, or roughly four times the current capacity of Saudi Arabia, the world's largest oil producing nation, needs to be installed between 2007 and 2030 to offset the effect of expected oilfield decline. As a result, many countries will need to increase, in some cases significantly, their investment levels.

Despite the cyclicality of the energy sector, we expect to see a continued expansion of demand for our services in the medium to long-term driven by the depletion of existing reserves and the accelerating rate of decline of producing fields. Furthermore, structural changes underway in the upstream oil and gas industry mean national oil companies play an increasingly dominant role compared to international oil companies and are expected to account for about 80% of total incremental production in both oil and gas between 2007 and 2030.

While increased exploration and technological improvements have resulted in higher annual levels of oil discoveries, including some recent significant finds such as the deepwater pre-salt fields offshore Brazil, the demand for, and production capacity of, the oil business shows a tight market with a low reserve replacement ratio, coupled with accelerating decline rates for mature fields.

Despite lower short-term oil prices, it is expected that the industry will continue to increase its capital expenditure in offshore exploration and production (E&P), as it is driven to look ever deeper and to more hostile environments for new reserves.

Increased investment in the offshore oil and gas industry is expected over the medium to long-term, driven by continued strong levels of global demand for hydrocarbons, despite the current macro-economic slowdown, and faster decline rates at existing fields. As such, global upstream oil and gas investment is expected to be approximately $600 billion in nominal terms by 2012, an increase of more than half over 2007 levels, with deepwater production capacity expected to grow significantly faster than that of shallower waters.

Subsea field developments

Subsea engineering and construction in the offshore field developments, and the SURF (subsea construction, umbilicals, risers and flowlines) components, especially in deepwater and challenging environments, is our key focus, representing approximately 80% of backlog for continuing operations on a year-on-year basis.

SURF activity becoming deeper

Over 60% of global EPIC SURF activity in the next five years is expected to be in water depths >500m.


<500m
37%
500-999m
15%
1000-1499m
25%
1500m>
23%

Source: Infield Systems Ltd

Infield Systems Ltd forecasts that the total volume of Engineering, Procurement, Installation and Commissioning (EPIC) SURF work is expected to increase 60% over the next five years compared to the previous five years, with developments in water depths greater than 500 metres expected to grow at the fastest rates. As a result, some 60% of the SURF market is expected to be in deepwater.

Important lead indicators for the SURF market include deepwater drilling contracts, subsea tree installation, and the demand for key installation components within the subsea construction contract, such as pipelines, umbilicals and flexibles.

Following a shortage of available assets and the lead times required to build new units in recent years, operators have been keen to secure access to capacity in the early stage of the offshore upstream cycle. As a result, a significant number of multi-year deepwater drilling contracts have been awarded during 2007 and 2008, typically lasting from 2009 to 2013/14. It is forecast, that approximately six to eight new deepwater units will be delivered every quarter, from the second half of 2008, for the foreseeable future. These drilling contracts represent a significant investment on behalf of the major oil companies. It is expected that most of these contracts will, in time, lead to offshore construction and SURF work, however, to date only a small minority of the associated EPIC SURF contracts in the subsea market have been awarded, representing significant future growth potential for the offshore construction and SURF market as a whole.

The volumes of subsea trees scheduled for installation is a further lead indicator of growth in the SURF market in any given year. Capacity constraints throughout the supply chain in recent years have capped the volume of subsea tree installations. The combination of manufacturer investment and medium-term growth in the demand by major operators in the offshore oil and gas market suggests positive growth. It is estimated that the number of trees for installation in the period 2009 – 2013 represents an increase of some 80% on that of the previous five years, of these some 55% are expected to be installed in water depths of 500 metres or greater.

The market for SURF activities has historically demonstrated cyclicality. The increasing size and complexity of projects, together with external factors including national oil company approval, financial arrangements for the field operators, and the timing of the various development and exploration phases for these fields, suggest that, while the fundamentals remain as strong as ever, we may continue to see the market remain cyclical in nature.

Inspection, Maintenance and Repair (IMR) and Survey
The market for IMR work has traditionally focused on the UK and Norwegian sectors of the North Sea and the Gulf of Mexico, the latter of which has often been driven by hurricane repair work. Over the past few years, the level of global offshore capital expenditure has increased significantly, which together with the expected continued increase in the installed base of subsea equipment suggests that the level of operating expenditure required to undertake examinations by specialist survey assets and to maintain and repair previously installed and existing infrastructure will also increase. This has important implications for the growth in offshore and subsea services, such as Survey and Inspection, Maintenance and Repair, which, excluding hurricane repair work, is expected to grow significantly in the coming years. Furthermore, this market is expected to become more global in nature, following the trend of increasing globalisation of the subsea engineering and construction market.

Global Subsea tree installation forecast by water depth

Subsea tree installation is a leading indicator for the SURF market. It is expected that the number of trees to be installed in the next five years will increase by more than 80% over the past five years, with 55% for installation in water depths greater than 500 metres.


<500m
45%
500-999m
15%
1000-1499m
26%
1500m>
13%

Source: Infield Systems Ltd

Conventional
The conventional market relates to the fabrication and installation of fixed offshore platforms and associated pipelines, driven by operators' needs to ensure continued production from current oil and gas facilities. This often requires the renovation of existing shallow water platforms and associated pipelines, while ensuring conformity to the latest health and safety and environmental standards.

For Acergy, our conventional business focuses entirely on the West African market. We have considerable local capabilities in Angola and Nigeria and have invested significantly in developing local expertise and innovative capability in our people and our fabrication yards. We see our long-term local presence as a priority and key strength, which together with our track record positions us well to benefit from this market in supporting clients to maintain their current production.

Opportunities for Acergy
Acergy's vision is to be the acknowledged leader in seabed-to-surface engineering and construction. The Group is dedicated to sharing its expertise and experience to create innovative solutions for our clients, the world's national, international, and independent oil and gas companies.

Acergy's client base, experience and industry knowledge means it is well positioned to anticipate market developments and ensure it is prepared for future tendering of major SURF contracts as existing and new basins reach development milestones. Over the coming years, we believe access to new reserves will be in increasingly harsh environments and offshore developments are set to become ever deeper and more complex. Many new opportunities are expected in offshore deepwater developments in the Atlantic triangle of the Gulf of Mexico, West Africa and Brazil. In addition, the development of deepwater fields in Asia Pacific, in particular in Australia, India and Malaysia, will provide an alternative source of demand. Effective forward planning is vital to ensure Acergy effectively optimises these opportunities.

High utilisation across the offshore oilfield services industry has prompted some speculative ship-building in recent years and a number of new ships are being added to the global SURF fleet. Acergy remains confident that the additional vessels are unlikely to alter the supply fundamentals of the offshore industry given the ongoing investment required in terms of finance, people, equipment and expertise, to enable them to compete in this market. The maintenance of a differentiated fleet of assets represents a strong competitive advantage for Acergy and we continue to keep asset levels marginally below a full complement to ensure good utilisation in a market downturn.

Acergy operates internationally as one group: globally aware, and locally sensitive. We have had a significant presence in the countries in which we operate for many years. We recognise the need to invest in and to develop our people and our assets locally, which has proven to be a differentiating strength. Over recent years, Acergy has further developed its infrastructure and business in the parts of the Atlantic triangle, including Brazil, Angola and Nigeria, together with Asia Pacific, including Australia and Malaysia, where significant offshore deepwater opportunities exist, an investment trend that is expected to continue.

New frontiers

North and Norwegian Seas
The North and Norwegian Seas have long been an important market for offshore construction contractors. After decades of exploration and production, the developed infrastructure allows fast-track development from discovery to production, with relatively high profitability. Recent prominent discoveries, such as Dagny and Ermintrude, in one of the most explored areas, shows that with new technology, new concepts and even better geologists, new resources can be found. With time, the harsh and extremely challenging environments of the Barents Sea, and eventually the Arctic will be within the technological capabilities of the industry and the realisable ambitions of our clients.

Atlantic triangle – Brazil
The recent pre-salt discoveries in offshore deepwater in Brazil represents a substantial opportunity for Acergy given its long track record in the country and strong relationship with Petrobras, Brazil's national oil company. In January 2009, Petrobras announced a 55% increase in total planned investment for the period 2009 – 2013, with the largest increase focused on investment in offshore E&C activities. Almost $50 billion is earmarked for new upstream projects focused on: new production systems at Campos Basin, the start of the Santos Basin pre-salt development and accelerating the development of the Espirito Santo pre-salt (Parque das Baleias). Pre-salt production is expected to account for nearly 50% of Petrobras' production by 2020, from nil today.

Atlantic triangle – Gulf of Mexico
The Gulf of Mexico is one of the most prolific hydrocarbon basins in the world and activity levels remain high. Development of the region's ultra-deepwater fields, in close to 10,000 feet (some 3,000 metres) of water is expected to lead to significant opportunities from 2010 onwards. These fields bring technological challenges and require substantive innovation to provide the engineering and construction solutions that Acergy's clients require. The award of the Perdido contract in fiscal year 2008 demonstrates Acergy's ability increasingly to become the partner-of-choice as focus turns to the deepwater fields of the future.

Atlantic triangle – West Africa
Angola's offshore deepwater production is expected to double to over three million barrels of oil equivalents per day by 2015, subject to OECD quotas, following major developments by the oil majors in conjunction with Sonangol, in blocks 15, 17, 18 and 31 and the identification of significant opportunities in producing blocks and recent discoveries, such as blocks 31 (BP) and 32 (Total).

Contract awards for Nigeria's significant deepwater offshore reserves have experienced delays, and are expected to be announced during 2009 and beyond. In addition, the requirement to eliminate gas flaring will lead to a number of initiatives in this region, as demonstrated by the recent sanction of the Angola Lng plant in Soyo and the associated gas gathering system for blocks 0, 14, 15, 17 and 18.

Asia Pacific
Growing demand for energy in Asia is driving offshore oil and gas exploration and development in the Asia Pacific region notably in Malaysia, Indonesia, India, Australia's Northwest Shelf, and China. Development activity in the region is expected to grow sharply to exploit untapped deepwater resources, providing significant and growing opportunities for SURF contractors.

Summary
The expected profile of major developments, in particular the fact that the next development phase of fields in the Atlantic triangle is expected to coincide with the development of deepwater markets in the Asia Pacific region, means that demand for deepwater oilfield services is expected to significantly exceed supply in the medium to long-term. Acergy is well positioned to capitalise on these future market growth opportunities.

Operational Review Africa and Mediterranean





Olivier Carré
VP Acergy Africa & Mediterranean
Olivier was appointed VP for Acergy Africa & Mediterranean in March 2007 and has full responsibility for commercial and operational activity in the region. He joined the Group in 1981 as a Project Engineer and has held a number of positions including Project Director on the Girassol SURF Project before becoming Regional Director for Projects and Operations in July 2003. Through his project and operations roles on large EPIC projects he has gained a strong competence in engineering, management, and operations, complementing his extensive knowledge of the region's markets and client understanding. He is a graduate of Ecole Spéciale des Travaux Publics and started his professional life as an engineer working with a Civil Engineering Company.

Kizomba C – Offshore Angola
ExxonMobil's largest deepwater development – successfully achieved first oil from the Mondo Field on January 1, 2008 and Saxi Batuque on July 1, 2008. These subsea production fields are located 90 miles offshore Angola, in water depths of 800m.

Acergy performed the majority of subsea installation work on 36 subsea wells, tied back to two Floating Production Storage and Offloading vessels (FPSOs) enabling the overall development to achieve an ultimate production rate of 200,000 barrels per day.

In total 47 reels of six different sizes (up to 11.4m diameter), with flexible flowlines, risers and umbilicals were installed and surveyed by seven construction and survey vessels in accordance with plans. Flexibility in adding ships to accommodate schedule constraints along with operational excellence were key factors in achieving delivery on the client's first oil targets.

Despite the challenges the installation was completed on schedule – a huge achievement against a backdrop of tight market conditions for materials, services and internal support. A strong safety focus involving parties successfully resulted in no recordable injuries aboard Acergy ships during the project.

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue*	**1,175.9**	1,398.4
Net operating income*	**183.7**	229.2

*Figures for continuing operations.

Revenue from continuing operations

Revenue from continuing operations for fiscal year 2008 of $1,175.9 million accounted for 46.6% of the total revenue from continuing operations, a decrease of $222.5 million compared to $1,398.4 million in fiscal year 2007. The decrease was due to lower activity levels resulting from the unusually high level of planned dry-docks on *Acergy Polaris*, *Acergy Legend* and *Acergy Hawk* during the second half of the year. During fiscal year 2008 good progress was made on major SURF projects, such as Moho Bilondo, Tombua Landana, Block 15 and the successful completion of the Kizomba C – Mondo and Saxi Batuque Projects, as well as conventional projects, such as EPC2B. During the fiscal year, SURF projects contributed revenue of $736 million compared to $1,055 million in fiscal year 2007, and Conventional projects such as EPC2B, contributed revenue of $440 million compared to $343 million in fiscal year 2007.

Net operating income from continuing operations

Acergy Africa and Mediterranean net operating income from continuing operations of $183.7 million accounted for 39.9% of the total net operating income from continuing operations, a decrease of $45.5 million compared to $229.2 million in fiscal year 2007. The decrease was due to the unusually high level of planned dry-docks, especially in the second half with *Acergy Polaris* out of operations for this entire period, which resulted in lower activity levels of projects in offshore installation in the second half of the year partly offset by strong performance of the segments projects in installation phase during the year.

The following table sets forth the most significant projects in the Acergy Africa and Mediterranean segment:

Project name	Description
Lump sum Conventional projects:	
EPC2B	Project offshore Nigeria, executed during 2005 to 2008 for ExxonMobil.
Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.
OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.
Sonamet/ Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on our behalf and other external clients.
Lump sum SURF projects:	
Agbami	Project offshore Nigeria, executed during 2005 to 2008 for Star Deepwater Petroleum.
Block 15	Project offshore Angola, expected to be executed during 2008 to 2010 for ExxonMobil.
Greater Plutonio	Project offshore Angola, executed 2004 to 2007 for BP.
Moho Bilondo	Project offshore Congo, executed during 2005 to 2008 for Total Fina Elf.
Kizomba C Mondo	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
Kizomba C Saxi Batuque	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
PazFlor	Project offshore Angola, expected to be executed during 2008 to 2011 for Total Fina Elf.
Tombua Landana	Project offshore Angola, expected to be executed during 2006 to 2009 for Chevron Texaco.

Northern Europe and Canada





Øyvind Mikaelsen
VP Acergy Northern Europe & Canada
Øyvind was appointed Regional VP for Acergy Northern Europe & Canada in 2003 and has full responsibility for commercial and operational activity in the region. Øyvind holds a Master of Science degree from the University of Trondheim in Norway. He began his career as a Contracts Coordinator with Kvaerner followed by two years with Norske Shell as a Cost and Contracts Engineer. He joined Acergy in 1992 and has held positions in joint venture and contracts administration, project management, and sales and marketing. In 2001, he was appointed VP Subsea Construction product line – a job he held until his present appointment. Øyvind is a serving Director on the Board of the OLF, the Norwegian Oil Industry Association.

SAGE Hot Tap, North Sea
The 'hot-tapping' technique was an essential part of the development of the Ettrick Field, located in the UK sector of the North Sea, straddling Block 20/2a and Block 20/3a. Throughout the entire project lifecycle the Acergy team worked extremely well with our client ExxonMobil and achieved an exceptionally high standard of engineering.

In order to facilitate the tie-in of the Ettrick Field's gas export pipeline, a 12" branch was hyperbarically welded to the 30" Scottish Area Gas Evacuation (SAGE) pipeline.

This pioneering technique, called 'hot-tapping', where Acergy has extensive and leading experience, including patented technology, is the process of joining a small diameter flowline to an existing pipeline, within a subsea habitat, without interrupting the existing flow, enabling the pipeline operator to avoid shutting down the pipeline.

Our technical expertise in hot-tapping enabled operations to be performed while the SAGE pipeline was transporting hydrocarbons at normal operating pressure and flow conditions.

All offshore activities were undertaken from *Acergy Osprey*. Installation was completed during 2008, ahead of schedule and in line with the highest technical integrity requirements of the pipeline operators.

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue*	**843.1**	696.6
Net operating income*	**192.0**	121.5

*Figures for continuing operations.
For discontinued operations see Note 12 to the consolidated Financial Statements.

Revenue from continuing operations
Revenue from continuing operations for fiscal year 2008 of $843.1 million accounted for 33.4% of the total revenue from continuing operations, an increase of $146.5 million compared to $696.6 million in fiscal year 2007.

The increase was driven by high levels of SURF, IMR and Survey activity, including good progress on projects, including Marathon Volund, Sage Hot Tap, Miskar and the Tyrihans subsea installation. In addition, the number of chargeable vessel days increased following the delivery of new assets during the year. High vessel utilisation was achieved on all regional assets.

The increase was mainly due to higher SURF activities which reported revenue of $647 million compared to $590 million, and IMR and Survey projects which contributed revenue of $196 million compared to $107 million in fiscal year 2007.

Net operating income from continuing operations
Acergy Northern Europe and Canada net operating income from continuing operations of $192.0 million accounted for 41.7% of the total net operating income from continuing operations, an increase of $70.5 million compared to $121.5 million in fiscal year 2007.

The increase was driven by good project performance, increased vessel capacity and a $33 million credit arising on the settlement of a Norwegian defined benefit pension.

The following table sets forth the most significant projects in the Acergy Northern Europe and Canada segment:

Project name	Description
Lump sum SURF projects:	
Britannia Satellites	Project offshore United Kingdom, executed during 2005 to 2007 for ConocoPhillips.
Deep Panuke	Project offshore Canada, expected to be executed during 2008 to 2011 for EnCana Corporation.
Miskar	Project offshore Tunisia, executed during 2007 to 2008 for British Gas.
Njord Gas Export	Project offshore Norway, executed during 2005 to 2008 for StatoilHydro.
Ormen Lange (Offshore)	Project offshore Norway, expected to be executed during 2008 to 2009 for StatoilHydro.
SAGE Hot Tap	Project offshore United Kingdom, executed during 2007 to 2008 for ExxonMobil.
Tyrihans Subsea	Project offshore Norway, executed during 2006 to 2008 for StatoilHydro.
Volund	Project offshore Norway, expected to be executed during 2007 to 2009 for Marathon Petroleum.
Day rate IMR projects:	
Hydro Frame Agreement	Project offshore Norway, expected to be executed during the period 1999 to 2010 for StatoilHydro.
SURF/IMR/Survey projects:	
CNR Frame Agreement	Projects offshore United Kingdom, expected to be executed during 2006 to 2010 for CNR.
DONG Energy Frame Agreement	Projects offshore North Sea, expected to be executed during 2008 to 2012 for DONG Energy.

North America and Mexico





Tony Duncan
VP Acergy North America & Mexico
Tony joined Acergy as Regional VP for Acergy North America & Mexico in January 2006 and has full responsibility for commercial and operational activity in the region. Prior to joining Acergy, Tony was VP SURF in the Gulf of Mexico and Project Manager and Operations Manager in Aberdeen for Technip, he joined in 1992. He has over 20 years experience in the marine and offshore industry. He started his career in the Merchant Navy as an Engineering Officer with Panocean Anco before moving on to Rockwater, Oceaneering, Stena Offshore, and CSO, as well as Stolt Comex Seaway. Tony has a post graduate degree in Offshore Engineering from RGIT and a Mechanical Engineering degree from Dundee College of Technology.

PRA-1, Offshore Brazil
The North America and Mexico segment provided cross-regional project management and engineering support to Acergy South America, enabling the successful completion of the PRA-1 Project for our client Petrobras, offshore Brazil.

The two-year contract involved the tie-in of a 20" Oceanic Terminal oil line, 20" and 10" gas lines to the PRA-1 gas system, as well as four export lines from various deepwater oilfields in the Campos Basin to the PRA-1 Platform.

The work carried out at depths of up to 173 metres, was part of a contract covering complementary services to the installation of rigid lines to PDET oil transportation system in the Campos Basin.

The workscope included charter of vessels, survey of seabed data, design work, construction, erection and assembly, laying and installation of pipeline manifolds and tie-ins, saturated diving services, hydrostatic tests, pipeline inspection gauge and ROV inspection and pre-commissioning of both oil and gas lines.

Both *Acergy Discovery* and *Acergy Harrier*, which were deployed on the project, were praised for their excellent performance, especially in relation to safety.

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue*	**4.4**	3.2
Net operating income / (loss)*	**10.5**	(5.2)

*Figures for continuing operations.
For discontinued operations see Note 12 to the consolidated Financial Statements.

Revenue from continuing operations
Revenue from continuing operations for fiscal year 2008 of $4.4 million accounted for 0.2% of the total revenue from continuing operations, an increase of $1.2 million compared to $3.2 million in fiscal year 2007.

Net operating income / (loss) from continuing operations
Acergy North America and Mexico net operating income from continuing operations of $10.5 million accounted for 2.3% of the total net operating income from continuing operations, an increase of $15.7 million compared to a net operating loss of $5.2 million in fiscal year 2007.

The increase is due to the contribution from the cross-regional projects: PRA-1, offshore Brazil, which completed during the year and Frade, offshore Brazil, which progressed on schedule.

Net operating income from these cross-regional projects was shared on an equal basis with Acergy South America.

The following table sets forth the most significant projects in the Acergy North America and Mexico segment:

Project name	Description
Lump sum SURF projects:	
Perdido	Project offshore USA, expected to be executed during 2008 to 2009 for Shell.

South America





Gilles Lafaye
VP Acergy South America
Gilles was appointed VP for Acergy South America in January 2008 and has full responsibility for commercial and operational activity in the region. He joined the Group in 1981 as Design Engineer in Marseille. During his 27 years with the Group, Gilles has held various positions in projects and operations including six years in Stavanger Norway, followed by construction projects management in West Africa, Azerbaijan and the Middle East. He also held the position of Director of SURF Projects for Acergy Africa & Mediterranean. Prior to his current appointment, as Project Director, he successfully concluded the Greater Plutonio SURF Project, the largest EPIC project ever carried out by Acergy.

Long-term presence, Offshore Brazil
Acergy has three ships on long-term service arrangement for Petrobras in Brazil: *Acergy Condor*, *Acergy Harrier* and *Pertinacia*. These vessels have, for many years, achieved an excellent safety and operational track record, enabling the client to confidently undertake a broad range of activities offshore Brazil, highlighting Acergy's ability to deliver complex projects to the clients satisfaction, in all water depths.

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue*	**320.1**	202.0
Net operating income / (loss)*	**22.6**	(1.3)

*Figures for continuing operations.
For discontinued operations see Note 12 to the consolidated Financial Statements.

Revenue from continuing operations

Revenue from continuing operations for fiscal year 2008 of $320.1 million accounted for 12.7% of the total revenue from continuing operations, an increase of $118.1 million compared to $202.0 million in fiscal year 2007.

The increase was due to higher activity in cross-regional SURF projects, PRA-1 and Frade: both offshore Brazil, which contributed revenue of $200 million compared to $121 million in fiscal year 2007. The three ships on long-term service arrangement, achieved full utilisation outside of planned dry-docks and contributed revenue of $120 million compared to $81 million in fiscal year 2007.

Net operating income / (loss) from continuing operations

Acergy South America net operating income from continuing operations of $22.6 million accounted for 4.9% of the total net operating income from continuing operations, an increase of $23.9 million compared to a net operating loss of $1.3 million in fiscal year 2007. The increase was due to the contribution from the cross-regional projects: PRA-1, which completed during the year and Frade, which progressed on schedule.

Net operating income from the cross-regional projects was shared on an equal basis with Acergy North America and Mexico.

The following table sets forth the most significant projects in the Acergy South America segment:

Project name	Description
Lump sum SURF projects:	
Frade	Project offshore Brazil, expected to be executed during 2006 to 2009 for Chevron Texaco.
PRA-1	Project offshore Brazil, executed during 2006 to 2008 for Petrobras.
Ships on long-term service arrangements:	
Acergy Condor	Projects offshore Brazil, expected to be executed during 2006 to 2010 for Petrobras.
Acergy Harrier	Projects offshore Brazil, expected to be executed during 2007 to 2010 for Petrobras.
Pertinacia	Projects offshore Brazil, expected to be executed during 2007 to 2013 for Petrobras.

Asia and Middle East





Jeff Champion
VP Acergy Asia & Middle East
Jeff was appointed VP for Acergy Asia & Middle East in November 2004 and has full responsibility for commercial and operational activity in the region. Jeff was originally trained as a Quantity Surveyor in London, and moved into the oil and gas industry over 30 years ago. He worked with Shaw and Hatton International and Nortcrofts International prior to joining Comex in Marseille in 1988. He first moved to Acergy Asia & Middle East in 1989 where he was seconded to PT Komaritim as a Contracts Manager and, having held a variety of roles in the region, was appointed as Resident Manager for Asia Pacific in 1999. Jeff has had wide experience of both general and project management on behalf of clients and key contractors.

Liu Hua, Offshore China
China's deepest offshore development was damaged following a super typhoon. Acergy was appointed to replace existing lines with new flexibles, while minimising the effect on production levels. Despite many challenges the offshore campaign completed this complex and challenging project ahead of schedule with an exemplary safety record.

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue*	**180.8**	102.4
Net operating income / (loss)*	**14.4**	(28.7)

*Figures for continuing operations.

Revenue from continuing operations

Revenue from continuing operations for fiscal year 2008 of $180.8 million accounted for 7.2% of the total revenue from continuing operations, an increase of $78.4 million compared to $102.4 million in fiscal year 2007.

The increase was driven by SURF projects, which contributed revenue of $178 million compared to $88 million in fiscal year 2007 due to the completion of the Vincent, Maari and Liu Hua projects and good progress on other projects, including Van Gogh and Pluto.

Net operating income / (loss) from continuing operations

Acergy Asia and Middle East net operating income from continuing operations of $14.4 million accounted for 3.1% of the total net operating income from continuing operations, an increase of $43.1 million compared to a net operating loss of $28.7 million in fiscal year 2007, due to the good project performance and successful project close-outs.

Our joint venture, SapuraAcergy, took delivery of *Sapura 3000* during the year, which delivered a strong operational performance post delivery, completing the first offshore phase of the Kikeh Project.

The following table sets forth the most significant projects in the Acergy Asia and Middle East segment:

Project name	Description
Lump sum SURF projects:	
Dai Hung	Project offshore Vietnam, executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.
Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.
Kikeh	A SapuraAcergy project offshore Malaysia, expected to be executed during 2007 to 2009 for Murphy Sabah Oil Co utilising *Sapura 3000*.
Maari	Project offshore New Zealand, executed during 2006 to 2008 for Tanker Pacific.
Liu Hua	Project offshore China, executed during 2007 to 2008 for CNOOC.
Pluto	Project offshore Australia, expected to be executed during 2008 to 2010 for Woodside.
Van Gogh	Project offshore Australia, expected to be executed during 2007 to 2009 for Apache Energy.
Vincent Development	Project offshore Australia, executed during 2006 to 2008 for Woodside.

Corporate

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue / (loss)*	**(1.9)**	3.7
Net operating income*	**37.6**	36.0

*Figures for continuing operations.

This segment includes all activities that serve more than one segment. These include: marine assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of all of the Group's businesses. It also includes the joint ventures NKT Flexibles and Seaway Heavy Lifting ('SHL').

Revenue from continuing operations
Revenue from continuing operations for fiscal year 2008 was ($1.9) million compared to $3.7 million in fiscal year 2007 due to the reversal of prior year corporate accrued revenue.

Net operating income from continuing operations
Acergy Corporate net operating income from continuing operations was $37.6 million accounting for 8.2% of the total net operating income from continuing operations, an increase of $1.6 million compared to $36.0 million in fiscal year 2007.

The increase was due to strong contributions from our joint ventures, NKT Flexibles and Seaway Heavy Lifting partially offset by lower utilisation on corporate assets due to planned dry-docks.

Discontinued Operations

Performance overview

For fiscal year ended Nov. 30 (in $ millions)	2008	2007
Revenue	**281.8**	274.0
Net operating (loss) / income	**(22.5)**	1.3

For discontinued operations see Note 12 to the consolidate Financial Statements.

Discontinued operations in fiscal year 2008 relates to the Trunkline business. Following the Board's decision to sell *Acergy Piper,* the asset was held for sale at November 30, 2008. The disposal of the asset was completed on January 9, 2009 and represented the Group's discontinuance of this operation. The segments impacted in fiscal year 2008 are Northern Europe and Canada, South America and Corporate.

Discontinued operations in fiscal year 2007 also relates to the final completion of the remaining Inspection, Maintenance and Repair and Conventional project work in Trinidad and Tobago, part of the North America and Mexico segment.

Revenue from discontinued operations
Revenue from discontinued operations for fiscal year 2008 was $281.8 million compared to $274.0 million in fiscal year 2007.

The increase related to progress and activities on the Mexilhão Trunkline Project in Brazil.

Net operating income / (loss) from discontinued operations
Net operating loss from discontinued operations for fiscal year 2008 was $22.5 million compared to a net operating income of $1.3 million in fiscal year 2007.

The operating loss in fiscal year 2008 related to the loss on the Mexilhão Trunkline Project in Brazil, offset by the partial reversal of a previously recorded impairment charge on *Acergy Piper,* compared to positive contributions from Trunkline projects, Eldfisk and Tyrihans, in fiscal year 2007, which were offset by losses on the Mexilhão Trunkline Project in fiscal year 2007.

Our People and Responsibilities

"Our Values underpin all that we are and all that we do. Through focus and disciplined adherence to these values, we will be able to achieve our vision: to be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction."

Jean Cahuzac Chief Executive Officer

Our People

Acergy is, at heart, a business driven by the passion and know-how of our people. Attracting, developing and retaining a truly multicultural world-class workforce is key to achieving our ambitions. We work hard to attract and retain the best people – we want them to choose us ahead of our competitors so we become the 'employer of choice' in our industry.

We have successfully grown our workforce from some 4,000 people in 2004 to over 6,000 today. One of the tightest constraints on the growth of our business is people, with the average age and experience of people within the industry falling significantly over the past decade. The industry is faced with a considerable challenge of recruiting today to satisfy future capacity.

Despite this challenge we continue to focus on targeted recruitment in the traditional regions, as well as maintaining a strong focus on critical growth countries, Angola, Brazil, Malaysia and Nigeria. These actions will ensure that we have a truly integrated presence and that we are well placed to satisfy demand for our services in the future.

In keeping with our commitment to our people, Acergy is committed to ensuring that we act on our commitments under the highest ethical standards. As such, there is a whistle blowing system in place and available to all of our people to be able to confidentially report any concerns relating to internal procedures and our code of conduct.

Every day, Acergy utilises advanced technologies in some of the world's harshest environments to deliver and exceed our clients' expectations. We depend on human innovation and endeavour to succeed. We encourage all our people to think deeper about learning and development and their career within Acergy. Placing individuals at the centre of their own learning and development represents the cornerstone of our Group culture.

Our Five Core Values

Safety
We are committed to an incident-free Acergy workplace every day, everywhere.

Integrity
We act on our commitments under the highest ethical standards.

One Acergy
We have no internal boundaries, always seeking to work effectively with each other across the worldwide group.

Innovation
We constantly work to improve the performance and efficiency of our business through innovation in technology, operations and processes.

Financial discipline
We are driven to exercise financial rigour in all our decision making.

Acergy Academy
Since its launch, the Acergy Academy has been instrumental in delivering a wide range of development opportunities. Initially designed to help the development and career progression of our engineering discipline via functional and technical training, the long-term goal of the Academy has always been to provide the same opportunities across all business functions within Acergy.

During 2008, we have focused on a number of initiatives, including:

- Extending our Acergy Academy development programmes to cover all employees, wherever they live and work. This initiative is expected to continue into 2009 to ensure full coverage across the Group. In addition to developing skills within a field of expertise it will provide our people with the ability to broaden their individual skill base and to enable greater career opportunities throughout the business.
- Increasing investment in our current managers and leaders to help them become better managers and leaders so that they can help others to fulfil their potential.
- Targeted development of key talent at all levels, including the identification, development and retention of today's management, as well as an emphasis on our young talent – creating the leaders of the future, in respect of leadership in both management and technical expertise.
- Succession planning to ensure all key roles have identified successors ready to step into roles and facilitate a smooth transition and to support our vision to become the acknowledged leader in our field.

In summary, people are central to our success. Providing opportunities for our people to develop their capabilities and to achieve their potential, while ensuring they remain healthy, fit and secure, whether at home or at work, wherever they may be in the world, means we are well placed to meet with enthusiasm, the challenges of the future.

Globally aware, locally sensitive is a strong ethos within Acergy's operations and underlines the importance of local expertise and innovation in deepwater subsea fabrication, while ensuring compliance with national regulations.

For more than 40 years the Acergy-owned Globestar fabrication yard in Warri, Nigeria has played an instrumental role in Nigeria, providing fabrication support to the country's developing offshore industry. A strong track record in technological innovation, high quality welding and fabrication techniques led to the Globestar fabrication yard being selected as subcontractor of choice by Cameron Offshore Systems (Nigeria) Ltd, for work on the Akpo Field in 2005. As a result of the excellent relationships that have developed at all levels during this contract, Cameron has recently awarded Globestar further substantial fabrication works.

Globestar continues to make substantial investments in both people and infrastructure, helping to expand the yard's technical capabilities and develop skills, as well as contributing to Nigeria's infrastructure and the national economy.

To enhance further our presence and to strengthen our expertise in the country, we founded Global Oceon Engineers Nigeria Limited ('Oceon') a Nigerian joint venture, with Petrolog Engineering Services Limited, an established Nigerian contractor to provide engineering support for shallow and deepwater projects to be executed in Nigeria.

Innovation
Acergy has established an industry-leading reputation for developing and delivering world-class technological innovation, particularly in the field of Remote Intervention. The Acergy Core Vehicle (ACV) is an advanced high performance intervention Remote Operated Vehicle (ROV) system. It is capable of supporting demanding SURF, IMR and Survey operations at depths of up to 3,000m. Units have been deployed on the *Polar Queen*, *Acergy Viking*, *Sapura 3000* and the *Skandi Acergy*.

Stationkeep™ The control system of the ACV offers one of its most important differentiators. Stationkeep™ is a subsea dynamic positioning system, which enables the ACV to maintain its position, within 100mm, and then move in any direction in a very controlled manner. The ability to 'park' the vehicle then plan the next operation reduces operational risk, especially in poor visibility. This capability is now in regular use.

An extension to Stationkeep™ is the AutoTrack™ feature, which can programme the ACV to follow and automatically survey a designated course across the seabed. The vehicle can survey the plotted route for several hours with no manual intervention. This automation offers a considerable improvement in the quality, speed and accuracy of the survey operation. The enhanced tooling and high degree of control improves efficiency and reduces the cost of both construction and survey operations.

Safety

Acergy is committed to a policy of achieving Health, Safety, Environment and Quality (HSEQ) and security excellence in all of our business activities and operations. Safety remains at the heart of all our operations and we are committed to an incident-free workplace every day, everywhere.

Recognising the importance of HSEQ in achieving our ambitions, and the need for continued focus and visibility, changes were made during 2008, resulting in the Corporate VP HSEQ reporting directly to the Chief Executive Officer.

Our safety vision:
An incident free Acergy workplace every day, everywhere

- Nobody hurt
- No damage to the environment
- No damage to the property, vessels or equipment

In addition to clarifying our safety vision, Jean Cahuzac, Chief Executive Officer, set out his HSEQ expectations, which are:

- Absolute transparency and integrity at all times.
- Every supervisor must demonstrate leadership.
  - You set the tone.
  - Your people are your first responsibility.
  - Make your expectations known and hold people accountable.
  - Know your people.
- Every person on our vessels and yards must be alert to hazards.
  - Danger of operations.
  - Do not let an operation proceed without proper precautions/procedures.

Shut down an unsafe operation: it is an obligation, not a right.

- 100% compliance with policies and procedure:
  - Expect it, require it.
  - Do not treat it as guidelines.

As Acergy operates internationally and our people continue to move around the world, HSEQ needs to look and feel the same everywhere whilst meeting local regulations. This requires everyone to adhere to our safety visions and to share consistent HSEQ expectations and to be committed to ensure that we only do things one way – the safe way – with the confidence that any one of us can stop the job if they are unsure or feel unsafe.

Looking ahead, we have to remain focused on getting the HSEQ basics right. An increased focus on health and well being for all of our people will be made as we consolidate our efforts in managing our impact on the environment in which we live and work.

Fiscal year 2008 has seen an intense operational focus, including the offshore completion of more major projects than in any other year. With this has been a considerable effort with respect to HSEQ. We have continued to increase the number of safety observation cards completed, the number of management HSEQ visits conducted, and delivered Positive Attitude to Subsea Safety (PASS) behavioural modules to nearly 5,000 people.

During fiscal year 2008, 19 million manhours were worked, with a DAFWC frequency rate of incidents was 0.17 compared to 0.12 in 2007 and a overall Group target of <0.1.

All the projects we undertake in remote and hostile environments present their own set of challenges and risks. A key task for our Project Managers is always to evaluate the risks involved at every stage of the project lifecycle, and take steps to eliminate or mitigate them as far as possible. Acergy aims to push back the boundaries of seabed-to-surface development and construction, but always in safe, sustainable ways.

DAFWC frequency rate

The trend in the frequency rate of recorded days away from work cases (DAFWCs), as a result of accidents on Acergy worksites, is monitored to show actual safety performance.


0.4
0.3
0.2
0.1
0.0
The Days Away From Work Cases (DAFWC) frequency rate, is calculated as:
DAFWC Frequency =
Number of DAFWCs x 200,000
Number of Manhours
NOV 05
MAY 06
NOV 06
MAY 07
NOV 07
MAY 08
NOV 08

Source: Company

Undesired events, always highly regrettable in themselves, can also have a negative impact on the progress of any project. Our track record in anticipating and managing all types of risk is one of the reasons why Acergy's projects often run on schedule and within budget. Our clients can depend on us to take care of health, safety, security and environmental considerations and risk management.

Projects in different parts of the world fall under the regulatory regimes of local governments. Wherever in the world we operate, our projects always aim to meet or exceed any applicable risk management and safety legislation.

In keeping with our vision: to be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction, we aim to achieve no harm to our people, our assets, our equipment and the environment in which we live and work.

Through our Management System we have established a framework for setting and reviewing HSEQ and security objectives for the Group.

Our HSEQ and security philosophy is based on the international standards of ISO 9001:2000 for Quality, OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice and standards for security. This is supported by management commitment, personal accountability, training, fairness, and performance measurement. Accordingly, we are committed to preventing injuries, damage to the environment and damage to or loss of property or equipment.

Everyone working at Acergy has a duty to comply with this policy and to embrace the following principles, to which management is fully committed:

- Uphold HSEQ and security as a core business value of the Group to achieve the elimination of unsafe actions and conditions.
- Communicate to our people that anyone who observes an action or condition that is unsafe has a right and duty to intervene and stop the operation, and that this action will be supported by management.
- Foster a positive and progressive HSEQ and security culture throughout our organisation ensuring that all our people, whether employed directly by us or working on our behalf, work responsibly to meet our HSEQ and security standards whilst complying with the applicable laws, regulations and good industry practices in each country of operation.
- Provide the resources, training and development to ensure that work is carried out safely, professionally and with full consideration for environmental protection.
- Identify hazards and assess risks so that we actively manage our operations safely.
- Investigate all events where injuries, damage to property or harm to the environment has occurred or could have occurred. Furthermore, we will learn from such events to prevent them recurring in the future and operate a 'just' system of accountability when dealing with HSEQ and security infringements.

By working in accordance with these principles we will create a culture that holds at its heart the critical values of HSEQ and security and improves our business performance on a continuous basis.

Positive Attitude to Subsea Safety training schools

In order to reach our goal we have set up acclaimed PASS training schools in every operational region. Now that safety performance has reached a plateau, PASS courses are designed to drive further improvement by:

- Delivering a common message to all our people
- Delivering general, intermediate and advanced HSEQ training courses appropriate to everyone at Acergy

PASS HSEQ training is widely recognised as some of the most effective available in the offshore sector. Many external organisations also looking to improve their performance send their staff to PASS, making our training schools a recognised safety brand in their own right.

As Acergy operates internationally and our people continue to move around the world HSEQ needs to look and feel the same everywhere. This requires every one to share consistent HSEQ expectations and to be committed to ensure that we only do things one way – the safe way – with the confidence that any one of us can stop the job if they are unsure or feel unsafe.

Looking ahead, we remain focused on getting the HSEQ basics right, on investing in our people to enable them to fulfil their potential, and in achieving this in keeping with our core values to be well positioned for the future.

Our Assets

During fiscal year 2008, the responsibilities of the former Marine Assets Group were split to achieve better integration of the day-to-day operations of our assets with our projects, under common management.

The creation of the Vessel Engineering and Shipyard Department (VESD) enables us to maintain a long-term focus on capital expenditure and dry-dock activities, while ensuring closer integration with, and leverage from our engineering capabilities and expertise.

The recently formed VESD is responsible for planning, engineering and executing projects including managing new builds, conversions, upgrades, major refurbishments and planned dry-docks.

During fiscal year 2008 the focus has included the delivery of *Acergy Viking*, *Skandi Acergy* and *Sapura 3000* the new build for our joint venture in Malaysia, all of which joined the fleet during the year, together with the management of an extensive planned dry-dock programme.

The Marine Assets Group is responsible for the crewing, efficiency, effectiveness and integrity of the Group's ships, pipelay barges, equipment and ROVs worldwide.

The Ship Management Group is responsible for maintaining the construction, pipelay, IMR and Survey ships around the world in good working order. This is a demanding task at times of high utilisation such as has been experienced over recent years.

The Mobile Assets Group (Construction) is responsible for the equipment that is mobilised onto our ships and barges to support specific construction and pipelay projects.

The Mobile Assets Group (ROVs) is responsible for the ROV fleet, the tooling, equipment and associated onshore support and offshore crews.

The financial results are reported in the individual geographic and corporate segments.

Our Assets – some of our major assets



Acergy Discovery



Acergy Eagle



Pertinacia



Acergy Harrier



Far Saga



Polar Queen



Toisa Proteus



Acergy Viking



Sapura 3000



Acergy Petrel



Skandi Acergy



Acergy Polaris

Key developments in fiscal year 2008:

Acergy Viking: a new generation multi-purpose survey, IMR and light intervention ship which meets the latest environmental criteria, has a fast transit speed and an ice-class hull enabling her to operate in the Barents Sea and Northern North Sea, joined the fleet in Q1 2008 and immediately commenced work.

Sapura 3000: designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. Owned and jointly operated by our joint venture, SapuraAcergy, the vessel was delivered in Q1 2008 and commenced work on the Kikeh Project in Malaysia.

Acergy Petrel: an extremely capable support ship for pipeline inspection, seabed mapping and ROV light intervention activities. Previously chartered, the vessel was acquired during Q2 2008.

Skandi Acergy: a new build, class leader amongst heavy construction ship which meets the latest environmental criteria, has a fast transit speed and an ice-class hull enabling her to operate in the Barents Sea and Northern North Sea. She joined the fleet in Q3 2008 and immediately commenced work for StatoilHydro.

Acergy Polaris: a dynamically positioned derrick lay barge, the *Acergy Polaris* is the ideal barge for both "S" and "J" configuration pipelay and construction activities in deepwater fields. *Acergy Polaris* completed a major dry-dock during fiscal year 2008, including an extensive upgrade and life enhancement programme.

Board of Directors



Mark Woolveridge, Chairman
- Governance and Nomination Committee Chairman



James Hurlock, Deputy Chairman
- Audit Committee
- Governance and Nomination Committee



Trond Westlie
- Audit Committee Chairman
- Compensation Committee



Sir Peter Mason KBE
- Compensation Committee Chairman
- Governance and Nomination Committee



George Doremus
- Audit Committee
- Compensation Committee



Tom Ehret
- Governance and Nomination Committee
- Compensation Committee



J. Frithjof Skouverøe
- Audit Committee
- Governance and Nomination Committee



Jean Cahuzac, Chief Executive Officer

Mark Woolveridge
Chairman
A Non-executive Director since 1993, Mr Woolveridge served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. He is Chairman of the Governance and Nomination Committee. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the Board of BP Oil Ltd. His previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering, and the Institute of Mechanical Engineers. Mr Woolveridge is a British citizen.

James B. Hurlock
Deputy Chairman
Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is a member of both the Audit Committee and the Governance and Nomination Committee. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, a BA and MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a U.S. citizen.

Trond Ø. Westlie
Mr Westlie has been a Non-executive Director of the Company since June 2004. He is Chairman of the Audit Committee and a member of the Compensation Committee. His current work is in the Telecommunication sector as the Executive Vice President and Chief Financial Officer for the Telenor Group. He has previously long experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.

Sir Peter Mason KBE
Sir Peter Mason was appointed to the Board as a Non-executive Director in October 2006. He is Chairman of the Compensation Committee and a member of the Governance and Nomination Committee. He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed as Chairman of the Board of Thames Water Utilities Ltd in December 2006 and has also been a Non-executive Director of BAE Systems since January 2003. He was also until October 2008 a Board Member of the 2012 Olympic Delivery Authority. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

George H. Doremus
Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Audit Committee and the Compensation Committee. He currently serves as Chief Executive Officer of Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He holds BS and MS degrees in mechanical engineering from New Jersey Institute of Technology and a MBA from New York University. Mr Doremus is a U.S. citizen.

Tom Ehret
Mr Ehret was appointed to the Board in November 2003, and has served in the position of Chief Executive Officer of the Company since March 2003 until his retirement on April 14, 2008. He continued as an Executive Board Member until June 30, 2008 at which time he became a Non-executive Director. Mr Ehret is a member of the Governance and Nomination Committee and the Compensation Committee. Previously he was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. He was instrumental in the 1995 merger between Stena Offshore and Coflexip and negotiated the acquisition of this group by Technip, in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COO and CEO and Executive Chairman. Mr Ehret is a French citizen.

J. Frithjof Skouverøe
Mr Skouverøe joined the Board as a Non-executive Director in 1993. He is a member of the Audit Committee and the Governance and Nomination Committee. He has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in the start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouverøe is a Norwegian citizen.

Jean Cahuzac
Chief Executive Officer
Mr Cahuzac joined Acergy as Chief Executive Officer on April 14, 2008 and joined the Board as an Executive Director following the 2008 AGM on May 23, 2008. Prior to joining Acergy, he gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Jean worked at Transocean in Houston, USA where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, Executive VP and President. He is a Fellow and Director of the International Association of Drilling Contractors and a Fellow of the Society of Petroleum Engineers. He holds a Master's degree in Mechanical Engineering from École des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris. Mr Cahuzac is a French citizen.

Corporate Management Team


Jean Cahuzac


Bruno Chabas


Andrew Culwell


Stuart Jackson


Jean-Luc Laloë


Allen Leatt


Mark Preece


Johan Rasmussen


Keith Tipson

Jean Cahuzac
Chief Executive Officer
Jean Cahuzac joined Acergy as Chief Executive Officer on April 14, 2008 and joined the Board as an Executive Director following the 2008 AGM on May 23, 2008. Prior to joining Acergy, Jean gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Jean worked at Transocean in Houston, USA where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, Executive VP and President. He is a Fellow and Director of the International Association of Drilling Contractors and a Fellow of the Society of Petroleum Engineers. Jean holds a Master's degree in Mechanical Engineering from École des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris.

Bruno Chabas
Chief Operating Officer
Bruno Chabas was appointed Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity of the five segments. In October 2008, his scope was extended to include our Marine Assets, Operations and Supply Chain Management. Since joining the Group in 1992 Bruno has held various positions in the U.K., France and the U.S., latterly serving as Chief Financial Officer. He has seen the Group's rapid growth from the inside, having lived through all the major acquisitions. Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts.

Andrew Culwell
Corporate VP HSEQ
Andrew Culwell joined Acergy's Corporate Management team in October 2008 as Corporate VP HSEQ, reporting directly to the Chief Executive Officer. As Corporate VP HSEQ, Andy has overall responsibility for HSEQ within the Group and is aligned with all our operational activities around the world. Andrew has held a wide range of project and operational management roles, onshore and offshore, and has worked in the UK, France, Netherlands, US, Brazil, Peru, Australia, Angola and Ivory Coast, during his 35 years in the industry, 18 of which have been with Acergy.

Stuart Jackson
Chief Financial Officer
Stuart Jackson joined Acergy in April 2003 as Chief Financial Officer where he was immediately responsible for the financial restructuring of the Group. Before joining Acergy, Stuart was Managing Director of NRG Energy Inc's U.K. operations and completed a leveraged management buyout and restructuring of the principal businesses. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil and LASMO in London, North Africa and the Far East. Stuart is an honours graduate of Loughborough University of Technology and an FCMA.

Jean-Luc Laloë
Corporate VP M&A and Corporate Development
Jean-Luc Laloë joined Acergy's Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Corporate VP M&A and Corporate Development, Jean-Luc focuses on the long-term corporate development and evolution of the Group, together with the associated M&A strategic growth projects. Jean-Luc began his career as a naval architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip Stena and latterly Technip, including Executive VP – North America; Managing Director – U.K.; VP Special Projects in Paris; CFO for Brazil; and VP Strategic Planning in Paris. Jean-Luc has a Master's degree in Aeronautical & Space Engineering.

Allen Leatt
Chief Technology Officer and Corporate VP Engineering
Allen Leatt joined Acergy's Corporate Management Team in September 2003 as Chief Technology Officer. In this capacity he has been responsible for various parts of the business over the last five years. Today he is responsible for the whole engineering function within Acergy, including corporate technology development and the asset development team comprising vessel engineering, shipyards and dry-docks. Allen began his career in marine civil engineering with John Laing Construction for five years, and then spent six years at SubSea Offshore, now Subsea7, as a Project Engineer and Project Manager. He joined what is now Technip in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line based in Paris, before joining Acergy. Allen has a first class degree in Civil Engineering, is a chartered civil engineer in the UK and holds a MBA.

Mark Preece
Corporate VP Business Development and Marketing
Mark Preece joined Acergy's Corporate Management Team in February 2004 as Corporate VP Business Development and Marketing. Mark has extensive commercial, operations management and business development experience gained both in the U.K. and internationally. Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and Technip where he was Managing Director, Canada and Caspian; Senior VP U.K. and International Business Development, and Board Member of Genesis Oil and Gas. In his earlier offshore career he was a Ship's Master and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College.

Johan Rasmussen
Corporate VP and General Counsel
Johan Rasmussen serves as our Corporate Vice President and General Counsel. He first joined in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996. Johan provides the essential ingredients of legal, contracting and risk management expertise to the Corporate Management Team and is the functional head of the Group legal and contract support teams within the segments and businesses. He helps set quality standards, levels of resourcing and develops the team. Prior to joining the Company, he served with a subdivision of the Norwegian Ministry of Defence and as a Deputy Judge in the Haugesund District Court from 1986 – 1988. Johan has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. He is also currently serving as President of the International Marine Contractors Association (IMCA).

Keith Tipson
Corporate VP Human Resources
Keith Tipson joined Acergy's Corporate Management Team in November 2003 as Corporate VP Human Resources. Keith's role within the Corporate Management Team is to develop and implement the Group HR strategy and develop the global HR team. He has responsibility for resourcing, performance and reward, people development and internal communications. Keith's previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. Keith has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the UK.

Corporate Governance

Acergy S.A. is a "Société Anonyme Holding" organised in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended and incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 412F, route d'Esch, L-2086 Luxembourg and registered in the Companies' Register of the Luxembourg District Court under the designation "R.C.S. Luxembourg B 43172.". The term 'Group' refers to Acergy S.A. and its subsidiaries.

As a company incorporated in Luxembourg, and quoted on both the Nasdaq Global Select Market and Oslo Stock Exchanges, Acergy is subject to a number of different laws and regulations with respect to corporate governance. A key corporate governance activity undertaken by the Group concerns compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which is applicable to all companies listed on a U.S. national securities exchange and enforced by the U.S. Securities and Exchange Commission (SEC). The Group is committed to achieving high corporate governance standards at all times. We believe the observance of those standards is in the best interest of all stakeholders.

The Group acknowledges the division of roles between shareholders, the Board and the Corporate Management team. The Company further ensures good governance is adopted by holding regular Board meetings which the Corporate Management Team attend to present strategic, operational and financial matters.

Corporate Governance requirements

We are subject to Nasdaq Marketplace Rule 4350 ("Rule 4350") establishing certain corporate governance requirements for companies listed on the Nasdaq Global Select Market. Pursuant to Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement, of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to Nasdaq Global Select Market from our Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel has certified to Nasdaq Global Select Market that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

- Rule 4350(c)(4) requires that if there is a nomination committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nomination committee.
- Rule 4350(d)(2)(A) requires that the Audit Committee has at least three members, each of whom, among other things, must be independent as defined under Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). In lieu of the requirements of Rule 4350(d)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the Audit Committee.
- Rule 4350(c)(2) requires regularly scheduled meetings at which only independent directors, as defined in Nasdaq Marketplace Rule 4200(a)(15), are present ("executive sessions"). In lieu of the requirements under Rule 4350(c)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such "executive sessions" of directors that are not independent.
- Rule 4350(f) requires that the quorum for any meeting of the holders of common stock must not be less than 33 1/3% of the outstanding shares of our common voting stock. In lieu of the requirements of Rule 4350(f), we follow generally accepted business practices in Luxembourg, which do not require a specific quorum for meetings of its shareholders (other than in specific cases required by Luxembourg law).
- Rule 4350(g) requires that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq Global Select Market. In lieu of the requirements of Rule 4350(g), we follow generally accepted business practices in Luxembourg, which do not require the provision of proxy statements for meetings of shareholders.
- Rule 4350(i)(1)(A) requires us to obtain shareholder approval when certain plans or other equity compensation arrangements are established or materially amended. In lieu of the

requirements of Rule 4350(i)(1)(A), we follow generally accepted business practices in Luxembourg, which do not require shareholder approval before the establishment or amendment of such plans or arrangements to the extent they relate to equity compensation of employees of the Company or directors or employees of subsidiaries of the Company (as opposed to equity compensation of directors of the Company in their capacity as such directors).

Other than as noted above, we comply with the corporate governance requirements of Rule 4350 and the applicable SEC rules and regulations. In addition, as a company listed on Oslo Børs, we seek to comply with certain aspects of Norwegian Securities law where these do not contradict Luxembourg laws and regulations and those of the Nasdaq Global Select Market and the SEC.

Dividends

Acergy's objective is to give shareholders a competitive return on their invested capital over time. The return is to be achieved through a combination of an increase in the value of the share and dividend payments.

Final dividends are declared once a year at the Annual General Meeting (AGM) of the shareholders. Interim and final dividends on common shares can be paid out of earnings, retained and current, as well as paid in surplus after satisfaction of the legal reserve as referred to hereinafter.

Luxembourg law authorises the payment of stock dividends if sufficient surplus exists to pay for the par value of the shares issued in connection with any stock dividend. In addition, further requirements under Luxembourg law relating to the payment of dividends are detailed in the Company's Annual Report on Form 20-F. The satisfaction of all legal requirements must be certified by an independent auditor.

The Company paid a dividend of $0.21 per common share on June 12, 2008. The Board has resolved to recommend the payment of a dividend with respect to fiscal year 2008 of $0.22 per common share, subject to shareholder approval at the AGM in May 2009. This reflects our confidence in the future of Acergy and our sector.

General Meetings

Under the Articles of Incorporation, we are required to hold a general meeting of shareholders in Luxembourg each year, on the fourth Friday in May. In addition, the Board may call any number of Extraordinary General Meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board is further obliged to call a general meeting of shareholders to be held within 30 days after receipt of a written demand therefore by shareholders representing at least one-fifth of the issued and outstanding shares entitled to vote thereat.

All holders of American Depository Receipts through Deutsche Bank Trust Company, our depository in the United States, and all shareholders that are registered in VPS, the central depository of Oslo Børs, or other such depository receive written notice of meetings, may attend and vote at our general meetings. They have the right to submit proposals and may vote either directly or by proxy.

The AGM elects the Board, approves the Annual Report and Financial Statements of the Company and approves the appointment of the external auditors. Directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. The term of all of our directors will expire on the date of our next AGM of shareholders.

Board of Directors' responsibilities

The Board is responsible for and committed to the maintenance of high standards of corporate governance. The table on page 34 provides details of the Group's assessment of independence of its current Directors, together with details of their membership of the various Board committees and attendance record.

The quality of the Non-executive Directors, each of whom has a suitable background and relevant experience, ensures that they are able to challenge and to help decide on the overall strategic direction of the Group, approve the financial statements, acquisitions and disposals, and examine controls and review performance to ensure the maintenance of robust governance standards. The skills and experience of the Executive and Non-executive Directors on the Board help to ensure that the Board operates as a team.

The Board's Governance and Nomination Committee periodically reviews the composition of the Board to ensure that the shareholders elect a total number and balance of Directors that is appropriate in view of the size and complexity of the Group's operations, with the necessary expertise, diversity and capacity to ensure that it can effectively function as a cohesive body. Biographies of the individual directors are detailed on page 29 of this Annual Report.

Under the Articles of Incorporation, our Board is to be comprised of not less than three members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders for a period not exceeding six years and until their successors are elected and at least three directors have accepted. It is our customary practice that directors are elected for terms of one year at the AGM of shareholders held each year in Luxembourg.

The Board is the principal decision making forum of the Group and exercises overall control of the Group's affairs. Board meetings are held at least four times a year.

Committee membership for the year ended November 30, 2008

	Year of appointment to the Board	Independent	Audit Committee	Governance and Nomination Committee	Compensation Committee
Mark Woolveridge (Chairman)	1993	Yes	No	Chairman	No
James B. Hurlock (Deputy Chairman)	2002	Yes	Yes	Yes	No
Jean Cahuzac	2008	No	No	No	No
George H. Doremus	2004	Yes	Yes	No	Yes
Tom Ehret	2003	Yes[(a)]	No	Yes	Yes
Sir Peter Mason	2006	Yes	No	Yes	Chairman
J. Frithjof Skouverøe	1993	Yes	Yes	Yes	No
Trond Ø. Westlie	2004	Yes	Chairman	No	Yes

(a) Mr Ehret is not considered an 'Independent Director' for the purpose of the NASDAQ Marketplace Rules until July 1, 2011, three years after his employment with the Company. However, he does meet the criteria for independence under Rule 10A-3 of the Exchange Act and is eligible for nomination to Board Committees under home country (Luxembourg) practice.

The Board is accountable for the proper stewardship of the Group's affairs, with the Non-executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the businesses are critically reviewed. This ensures that the Board acts in the best long-term interest of shareholders, takes account of the wider community of interests represented by employees, clients and suppliers, as well as broader social, environmental and ethical interests.

Our Articles of Incorporation provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next general meeting of shareholders. A Director who owns less than 5.0% of our capital stock or of the other party whose transaction with us is being submitted to our Board for its approval is not subject to the provisions of this paragraph.

The Corporate Management Team comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and the heads of all key Group functions. The Corporate Management Team meets on a regular basis to ensure appropriate control and management of day-to-day business matters. The Board delegates day-to-day and business control matters to the Chief Executive Officer who, with the Corporate Management Team, is responsible for implementing Group policy and monitoring the performance of the business.

Membership of the Board and Board sub committees, together with attendance by Directors, either in person at the meeting or via telephone conference, at the meetings of the Board and its committees during fiscal year 2008 is summarised below:

Committee meetings

	Board	Audit Committee	Governance and Nomination Committee	Compensation Committee
2008 Meetings	7	6	4	7
Mark Woolveridge (Chairman)	7	1	4	
James B. Hurlock (Deputy Chairman)	5	2	4	
Jean Cahuzac[1]	5			
George H. Doremus	6	5		7
Tom Ehret[2]	7		2	4
Sir Peter Mason	7	1	4	7
J. Frithjof Skouverøe	7	4	4	
Trond Ø. Westlie	5	5		3

1. Appointed to the Board on May 23, 2008.
2. Appointed a Non-executive Director on June 30, 2008.

Risk management and internal control

The Board acknowledges its responsibility for the Group's system of internal control and for reviewing its effectiveness. The Group's system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Group's management, using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework, believes that as of November 30, 2008 the Group's internal control over financial reporting was effective.

Disclosure relating to our internal control over financial reporting, management's report on internal control over financial reporting, as well as an attestation report from our independent registered public accounting firm will be included in our Annual Report on Form 20-F for fiscal year 2008, which will be filed with the SEC. We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

The Board derives further assurances from the reports from the audit committee, which has been delegated responsibility to review the effectiveness of the internal financial control systems implemented by management and is assisted by internal audit and the external auditors where appropriate.

Code of Ethics

Acergy has adopted a Code of Business Conduct applicable to all Directors, employees, and officers, which also constitutes the Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions, in accordance with the Sarbanes-Oxley Act of 2002 and the applicable laws, rules and regulations of the SEC and the Nasdaq Global Select Market.

The Company's Code of Business Conduct requires any director or employee to declare if they hold any direct or indirect interest in any transaction entered into by the Company. Any transactions between the Company and members of the Board, Corporate Management Team or close associates are detailed as related party transactions in Note 38 to the Consolidated Financial Statements.

A copy of the Code of Business Conduct is available to download from the Group's website www.acergy-group.com.

Committees

Audit Committee Terms of Reference

This Committee has a minimum of three independent Non-executive Directors and meets at least four times per year. The Committee is responsible for appointing the Independent Registered Public Accounting Firm, approving its fees, monitoring internal controls throughout the Group, approving the Group's accounting policies, and reviewing the quarterly and annual financial statements. A full copy of the Audit Committee Terms of Reference is available to download from the Group's website www.acergy-group.com.

Governance and Nomination Committee Charter

This Committee has five independent Non-executive Directors and is responsible for defining the qualifications for candidates for Director positions, evaluating qualified candidates, recommending candidates to the Board for election as Directors, and proposing a number of Directors for election by stockholders at each AGM. The Committee considers matters of Corporate Governance and establishes and reviews Corporate Governance guidelines. A full copy of the Governance and Nomination Committee Charter is available to download from the Group's website www.acergy-group.com.

Compensation Committee Terms of Reference

This Committee has four independent Non-executive Directors; the Committee's primary role is to review and recommend to the Board compensation strategy and compensation awards. A full copy of the Compensation Committee Terms of Reference is available to download from the Group's website www.acergy-group.com.

Financial Review



Overview

In 2008 we achieved record total revenues of $2,804 million (2007: $2,680 million) from all group operations, representing an increase of 4.6%. Our total Adjusted EBITDA was 19.4%, an increase from 16.7% last year. This was driven by a combination of improved project performance, stronger contributions from our joint ventures and a one off pension settlement.

Total profits before tax are up 35% to $468 million driven by a combination of the factors highlighted above, foreign exchange gains and an impairment reversal of $14 million. Total net income is up 128% to $307 million due to a significant reduction in the effective tax rate to 34.3%.

At the balance sheet date *Acergy Piper* is classified as an asset held for sale following an agreement concluded in January 2009, to sell the asset to Saipem (Portugal) Comercio Maritimo S.U. Lda for $78 million. *Acergy Piper* was the sole Trunkline asset, consequently this business segment has been classified as discontinued operations for 2008, and 2007 has been restated accordingly.

This is our first full reporting year under IFRS. The impact of the change to IFRS on our results has not been significant and is consistent with the position presented in our IFRS Transition document published on April 24, 2008.

Continuing operations

Overview

Continuing operations, comprising our core SURF business and also conventional and IMR streams, delivered strong project results during 2008. Revenues for the year from continuing operations were up 4.8% to $2,522 million (2007: $2,406 million). Net income before income tax in 2008 increased to $492 million, an improvement of $148 million or 43% compared to $344 million in fiscal year 2007.

Revenue

Our core SURF activity contributed $1,832 million or 73% of continuing revenues (2007: $1,905 million, 79%) with a growing presence in Africa and Brazil as well as increased activity in Northern Europe. Conventional comprised $442 million or 18% of continuing revenues (2007: $354 million, 15%) with almost all the activity occurring in Africa. Other revenue streams relate to IMR $164 million (2007: $81 million) and Survey work of $84 million (2007: $62 million).

Operating profit

Operational performance remained strong due largely to good on-going contract management and successful project execution with operating profit up 31% to $461 million (2007: $352 million).

Gross profit at $648 million, is up 18% on the previous year (2007: $547 million), representing a gross profit margin of 25.7% compared to 22.7% in 2007. It should be noted that 1.3% of the margin improvement relates to a $33 million credit in the NEC region arising on the settlement of a Norwegian defined benefit pension scheme, with the gain representing the avoidance of future potential pension liabilities for existing employees. Vessel utilisation of major ships (excluding the *Acergy Piper*) in the period has reduced slightly to 84% compared to 86% in 2007 due largely to the seven month dry-dock of the *Acergy Polaris* and a number of other dry-docks for other fleet ships in the second half of the year. Despite this slight fall in utilisation, total chargeable major ship days have increased by over 600 days in 2008 following fleet expansion.

Administrative expenses have increased by $26 million (11.5%) to $254 million from $228 million last year. Administrative costs are 10.1% of revenue (2007: 9.5%), higher than our target of

8-9% due largely to administrative costs not being allocated to discontinued operations in fiscal year 2008 (as they will remain with the business) and higher tendering and support costs to meet business requirements. We are undertaking a number of initiatives in the short and medium-term, to reduce this cost base back within our target range.

Our solid operational performance has been enhanced by the contribution from our joint ventures in fiscal year 2008 increasing to $63 million from $32 million in 2007. The increase has been primarily attributable to strong performances from NKT Flexibles of $46 million (2007: $18 million) due to increased demand for flexible pipe and Seaway Heavy Lifting contributing $30 million (2007: $9 million). Although SapuraAcergy contributed a net loss of $15 million (2007: loss $10 million), the *Sapura 3000* is now generating revenues and the outlook for 2009 is more encouraging.

Net income

Net income from continuing operations is up 156% to $330 million enhanced by a significant reduction in the effective tax rate to 33.0%.

Combined, our investment income of $18 million and our financing costs of $31 million, produce a net finance cost of $13 million (2007: loss of $8 million). The small increase in deficit is due to lower deposit rates being available on overnight balances with our deposit investment return down $13 million on 2007.

Other gains and losses contributed $44 million (2007: $1 million). The largest element of this gain relates to foreign exchange gains arising principally from the revaluation of intercompany balances in subsidiary entities and the strengthening of the U.S. dollar.

The reduction in the overall tax rate to 34.3%, bringing the tax rate back within our expected range, is due largely to management initiatives undertaken in the year following the extra provisions taken in 2007 to reflect the ongoing tax audits.

Adjusted EBITDA

Adjusted EBITDA from continuing operations has increased to 22.7% from 18.2% in 2007, 4.5% up from last year. The increase has been driven by a combination of improved project performance, stronger contributions from our joint ventures and a one off pension settlement of $33 million. Total Adjusted EBITDA including discontinued operations is 19.4% compared to 16.7% in the previous year.

Taxation

The effective total tax rate for 2008 is 34.3%, compared to an underlying effective tax rate for 2007 of 42.5% and an overall tax rate in 2007 of 61.2% due to $49 million of provisions in relation to prior year tax positions. No further provisions have been taken in the current year in relation to these matters.

Discontinued operations

The *Acergy Piper* is classified as an asset held for sale at November 30, 2008 as an agreement to sell the asset was reached before the balance sheet date. The *Acergy Piper* is our sole Trunkline asset, hence this non-core business segment has been classified as discontinued operations for 2008 and 2007 has been restated accordingly. The sale of the asset to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a sales consideration of $78 million. Prior to being classified as an asset held for sale a partial impairment reversal of $14 million was booked in 2008 and credited to operating expenditure in discontinued operations and consequently excluded from Adjusted EBITDA.

Minority interest

The Group generated $307 million of net income in the year (2007: $135 million) of which $6 million (2007: $7 million) is attributable to minority interests.

Earnings per share and dividends

Earnings per share

Basic earnings per share from continuing operations increased by 171% to $1.76 per share (2007: $0.65 per share) reflecting the improvement in the underlying taxation rate, strong project performance, and foreign exchange gains. Total basic earnings per share are $1.64 per share (2007: $0.68 per share) and total diluted earnings per share of $1.59 per share (2007 $0.66 per share).

Dividends per share

The Board has resolved to recommend a dividend of $0.22 per share (2007: $0.21 per share) payable in 2009 subject to shareholder approval at the AGM.

Financial strategy

There are four key elements to our financial strategy: firstly, developing our capital structure and ensuring we continue to have a strong balance sheet that will support growth; secondly, providing the operational base to ensure we can generate a suitable return to our shareholders; thirdly, ensuring our corporate and entity structure is aligned with operational performance; and fourthly, ensuring all of the above is supported by a suitably structured control environment.

We believe our current financial results and position, along with the expected market outlook, which we expect to be challenging for the near term in our sector, will nonetheless provide our business with opportunities to grow. Our focus in 2008 was to continue to implement a structured control environment and to develop our capital structure so as to ensure our financial strategy was fully aligned with our business strategy. Our focus in 2009 will be to expand on this concept through the review of our corporate and entity structure.

Control environment

The Group operates within a well structured control environment. The quality of this environment has been assessed for the third year under Section 404 of United States Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission ('SEC'). This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO').

Management is of the opinion that, as at November 30, 2008 our internal control over financial reporting was effective based on those criteria.

We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

Cash Flow

Movements in cash balances are summarised as follows:

For the fiscal year (in $ millions)	2008	2007
Cash and cash equivalents at the beginning of the year	**582.7**	717.5
Net cash provided by operating activities	**493.1**	251.3
Net cash used in investing activities	**(286.7)**	(220.8)
Net cash used in financing activities	**(186.1)**	(190.0)
Effect of exchange rate changes on cash and cash equivalents	**(30.0)**	24.7
Cash and cash equivalents at the end of the year	**573.0**	582.7

Our principal source of funds for 2008 has been cash generated from operating activities of $493 million (2007: $251 million) which has increased in 2008 due to a combination of stronger operating performance and better working capital management. This cash, along with other inflows from the sale of assets and the exercise of share options, has been invested in the following way: $294 million in capital expenditure; $15 million in advances to our joint venture SapuraAcergy; $138 million on our share buy-back programme; and $38 million in dividend payment.

Unutilised facilities are sufficient for the Group to avoid any requirement to consider new credit requirements until well into 2010.

Liquidity

At the year end Acergy had unutilised credit and guarantee facilities of $296 million of which we estimate we will use up to half of this headroom in the next six months by way of guarantees for new contracts. Of the remaining facilities up to $100 million are available for cash drawing, which combined with cash balances of $573 million and the consideration of $78 million received from the sale of the *Acergy Piper* in January 2009, ensures the Group has sufficient liquid resources to meet the current operating requirements.

Covenant compliance

Our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation ('EBITDA'), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The Group must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Given the improved performance of the business and the more favourable financial covenants in the new credit facilities, the Group consider, based on our latest forecasts for fiscal year 2009, that we will be able to comply with all financial covenants during fiscal year 2009.

Foreign exchange

Our financial results are reported is U.S. dollars. We have foreign currency denominated revenues, expenses, assets and liabilities in subsidiary entities. As a consequence movements in exchange rates can affect our profitability, the comparability of our results between period and the carrying values of our assets and liabilities. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone. The Group does not use derivative instruments to hedge the translation value of investments in foreign subsidiaries.

The assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange ruling at the balance sheet date and their income and expense items are translated at the weighted average exchange rates for the year. During the year $100 million of exchange differences arose on balance retranslations which have been recorded in equity in the translation reserve. This movement is significantly larger than in previous years and has been driven by the volatility of exchange rates in the final quarter of the year.

Net assets

Despite a record level of net income in 2008, net assets have reduced by $18 million in the year as this income has been offset in reserves by the combined effect of $138 million of share buy backs, $100 million of movements in the translation reserve and $49 million of other reserves movements mainly relating to effective hedges of foreign exchange cashflows. The translation reserve movements of $100 million have arisen largely in the fourth quarter and have been generated by the strengthening of the U.S. dollar.

Acergy continues to a maintain a strong balance sheet as is demonstrated by the high levels of cash held of $573 million, the high quality fleet and related assets portfolio with a net book value of $908 million and generally profitable joint venture investments with a book value of $140 million.

Backlog

Total backlog at November 30, 2008 is $2,625 million, down from the $3,175 million recorded last year. The main reason for the decrease is $345 million of foreign exchange movements as well as a slight reduction in the level of granted contract awards, as certain awards have been deferred to early 2009. We anticipate $1,550 million of backlog will be executed in 2009.

Position and outlook

Our strong balance sheet and operating cash flows place us in a solid position to adjust and react to the unprecedented recent uncertainty in the financial markets and be in a position to take advantage of the opportunities this situation presents. Whilst focus will continue on streamlining our administration costs we intend to continue with planned capital expenditure to support growth initiatives when the return exceeds the required hurdle rates for investment.

Stuart Jackson
Chief Financial Officer

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Acergy S.A.

We have audited the accompanying consolidated balance sheet of Acergy S.A. (a Luxembourg company) and subsidiaries (the "Group") as of November 30, 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements for each of the two years in the fiscal year ended November 30, 2008 and 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at November 30, 2008 and 2007, and the results of its operations and cash flows for each of the two years in the period ended November 30, 2008 and 2007, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Deloitte LLP
London, United Kingdom
February 18, 2009

Consolidated Income Statement

For the fiscal year ended November 30

(in $ millions, except per share data)	Notes[a]	2008	2007
Continuing operations:			
Revenue	5	**2,522.4**	2,406.3
Operating expenses		**(1,874.2)**	(1,859.1)
Gross profit		**648.2**	547.2
Administrative expenses		**(253.8)**	(227.6)
Net other operating income		**3.4**	0.4
Share of results of associates and joint ventures	16	**63.0**	31.5
Net operating income from continuing operations	7	**460.8**	351.5
Investment income	8	**17.9**	30.8
Other gains and losses	9	**44.1**	0.6
Finance costs	10	**(30.5)**	(39.0)
Income before taxes		**492.3**	343.9
Taxation	11	**(162.6)**	(215.1)
Income from continuing operations		**329.7**	128.8
Net (loss) / income from discontinued operations	12	**(22.5)**	5.7
Net income		**307.2**	134.5
Net income attributable to:			
Equity holders of parent		**301.4**	127.3
Minority interest		**5.8**	7.2
		307.2	134.5

Earnings per share		$ per share	$ per share
Basic:			
Continuing operations		**1.76**	0.65
Discontinued operations		**(0.12)**	0.03
Net income	13	**1.64**	0.68
Diluted:			
Continuing operations		**1.70**	0.63
Discontinued operations		**(0.11)**	0.03
Net income	13	**1.59**	0.66

(a) The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Recognised Income and Expense

For the fiscal year ended November 30

(in $ millions)	Notes[a]	2008	2007
(Losses) / gains on derivative instruments (cash flow hedges)	37	**(26.5)**	4.2
Share of (losses) / gains from derivatives related to associates and joint ventures	16	**(23.7)**	0.2
Exchange differences on translation of foreign operations	27	**(82.8)**	21.4
Actuarial (losses) / gains on defined benefit pension schemes	40	**(11.1)**	7.3
Tax on items taken directly to equity	11	**(6.8)**	6.6
Net (expenses) / income recognised directly in equity		**(150.9)**	39.7
Foreign currency translation adjustments upon liquidation of entities		**(0.3)**	(1.4)
Transferred to income statement on cash flow hedges	37	**3.7**	(0.2)
Transferred to the initial carrying amount of hedged items on cash flow hedges	37	**(0.5)**	(3.6)
Tax on items transferred from equity	11	**–**	0.8
Transfers to the income statement		**2.9**	(4.4)
Net (loss) / income recognised directly in equity		**(148.0)**	35.3
Net income		**307.2**	134.5
Total income recognised for the year		**159.2**	169.8
Attributable to:			
Equity holders of parent		**153.4**	162.6
Minority interest		**5.8**	7.2
		159.2	169.8

(a) The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheet

As at November 30

(in $ millions)	Notes[a]	2008	2007
Assets			
Non-current assets			
Intangible assets	14	**3.8**	3.7
Property, plant and equipment	15	**907.6**	814.2
Interest in associates and joint ventures	16	**140.2**	106.4
Advances and receivables	17	**29.4**	39.6
Derivative financial instruments	37	**18.4**	0.2
Retirement benefit assets	40	**0.1**	1.1
Deferred tax assets	11	**39.8**	59.9
		1,139.3	1,025.1
Current assets			
Inventories	18	**38.5**	29.2
Trade and other receivables	19	**354.5**	485.1
Derivative financial instruments	37	**45.8**	21.3
Assets held for sale	20	**75.5**	1.1
Other accrued income and prepaid expenses	21	**233.5**	273.4
Restricted cash balances	23	**11.0**	8.9
Cash and cash equivalents	24	**573.0**	582.7
		1,331.8	1,401.7
Total assets		**2,471.1**	2,426.8

(a) The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheet (continued)

As at November 30

(in $ millions)	Notes[a]	2008	2007
Equity			
Issued share capital	25	**389.9**	389.9
Own shares	26	**(229.4)**	(111.2)
Paid in surplus	27	**498.7**	492.9
Equity reserves	27	**110.7**	110.7
Translation reserves	27	**(70.4)**	29.1
Other reserves	27	**(70.4)**	(21.9)
Retained earnings / (accumulated deficit)	27	**158.6**	(88.6)
Equity attributable to equity holders of the parent		**787.7**	800.9
Minority interest	28	**13.7**	18.1
Total equity		**801.4**	819.0
Liabilities			
Non-current liabilities			
Non-current portion of borrowings	29	**409.2**	386.6
Retirement benefit obligation	40	**21.2**	49.6
Deferred tax liabilities	11	**56.1**	35.6
Provisions	34	**8.0**	2.0
Derivative financial instruments	37	**57.1**	–
Other non-current liabilities	31	**3.9**	33.8
		555.5	507.6
Current liabilities			
Trade and other payables	32	**651.6**	701.4
Derivative financial instruments	37	**62.6**	12.1
Current tax liabilities	33	**69.1**	157.3
Current portion of borrowings	29	**10.1**	3.2
Provisions	34	**15.2**	8.8
Deferred revenue	41	**305.6**	217.4
		1,114.2	1,100.2
Total liabilities		**1,669.7**	1,607.8
Total equity and liabilities		**2,471.1**	2,426.8

(a) The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Cash Flow Statement

For the fiscal year ended November 30

(in $ millions)	Notes[a]	2008	2007
Net cash generated from operating activities	42	**493.1**	251.3
Cash flows from investing activities:			
Proceeds from sale of property, plant and equipment		**12.2**	35.3
Purchase of property, plant and equipment	6	**(294.3)**	(261.0)
Dividends from joint ventures	16	**10.9**	24.2
Payments for intangible assets	14	**(0.4)**	–
Investment in associates and joint ventures		**–**	(18.9)
Advances to joint ventures	16	**(15.1)**	(0.4)
Net cash used in investing activities		**(286.7)**	(220.8)
Cash flows from financing activities:			
Convertible loan interest paid	30	**(11.3)**	(11.3)
Proceed from borrowings, net of issuance costs	29	**6.3**	–
Own share buy backs	26	**(138.3)**	(146.8)
Dividends paid to equity shareholders of the parent	27	**(38.3)**	(37.5)
Exercise of share options	39	**4.2**	14.3
Dividends paid to minority interests	28	**(8.7)**	(8.7)
Net cash used in financing activities		**(186.1)**	(190.0)
Net increase / (decrease) in cash and cash equivalents		**20.3**	(159.5)
Cash and cash equivalents at beginning of year		**582.7**	717.5
Effect of exchange rate changes on cash and cash equivalents		**(30.0)**	24.7
Cash and cash equivalents at end of year	24	**573.0**	582.7

(a) The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. General information

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively referred to as 'Acergy', 'the Group', 'Company', 'we', 'our', or 'us') is one of the largest offshore services contractors in the world based on revenues. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We provide integrated services and plan, design, and deliver complex projects in harsh and challenging environments. The address of the registered office is given on page 107. The nature of the Group's operations and its principal activities are set out in Note 6 'Segment information' and in the Operational Review on pages 14 to 21.

Authorisation of financial statements

Acergy S.A. is a company registered in Luxembourg whose stock trades on the NASDAQ Global Select market in the form of American Depository Shares and on the Oslo Stock Exchange. In these financial statements, 'Group' refers to the Company and all its subsidiaries. The Group financial statements were authorised for issue by the Board of Directors on February 18, 2009.

Presentation of financial statements

These financial statements are presented in US Dollars ($) because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 3 'Significant accounting policies'.

2. Adoption of new accounting standards

This is the first year in which the Group has prepared its financial statements under International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB'), and the comparatives have been restated from US Generally Accepted Accounting Principles ('US GAAP') to comply with IFRS. The reconciliations to IFRS from previously published US GAAP financial statements are set forth in Note 43 'Explanation of transition to IFRS'.

The adoption of IFRS does not change the Group's underlying performance, strategy, and risk management.

First time applications of IFRS

IFRS 1, *First-time Adoption of International Financial Reporting Standards*, provides for the retrospective application of standards, with the exception of certain obligatory provisions and some limited exemptions.

The Group has elected to utilise the following exemptions:

Business Combinations

IFRS 3, *Business Combinations*, has not been applied to the Group's business combinations prior to the date of transition of December 1, 2006.

Translation Gains and Losses in Relation to Foreign Entities

IFRS 1 allows cumulative currency translation differences to be set to zero as at the transition date. Accordingly the Group has elected to reclassify cumulative translation gains and losses at December 1, 2006 under retained earnings / (accumulated deficit). If a subsidiary is disposed of, the disposal gains or losses will only include the translation gains and losses recognised after December 1, 2006.

Share-Based Payment Transactions

The Group has elected to apply IFRS 2, *Share-based Payment*, in respect of share options granted since November 7, 2002 that were unvested at December 1, 2006.

Employee Retirement Benefits

In accordance with the first-time adoption of IAS 19, *Employee Benefits*, the Group has decided to account for residual cumulative actuarial gains and losses in equity for post-employment benefits not recognised as of December 1, 2006. Future actuarial gains and losses are recognised immediately to equity through the Consolidated Statement of Recognised Income and Expense.

Early adoption of accounting standards

The Group has adopted IFRS 8, *Operating Segments*, in advance of its effective date of January 1, 2009. IFRS 8 requires business segments to be identified on the basis of internal reports consisting of operational components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

2. Adoption of new accounting standards (continued)
IFRS 8 is more closely aligned with the equivalent US GAAP standard that the Group used to follow than the predecessor standard (IAS 14, *Segment Reporting*).

Future accounting standards
At the date of authorisation of these financial statements, the following standards and interpretations that have not been applied in these financial statements were in issue but not yet effective:

		Date applicable to the Group
IFRS 3 Revised	Business Combinations	December 1, 2009
IAS 27 Revised	Consolidated and separate financial statements	December 1, 2009
IAS 23 Revised	Borrowing Costs	December 1, 2009
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	December 1, 2008
IFRIC 16	Hedges of Net Investment in a Foreign Operation	December 1, 2008
IFRIC 17	Distribution of Non-cash Assets to Owners	December 1, 2008

The directors anticipate that the adoption of these standards and interpretations in the future periods will not have a material impact on the financial statements of the Group.

3. Significant accounting policies

Basis of accounting
The financial statements have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union ('EU'). They comply with Article 4 of the EU IAS Regulation. The transition date for adoption of IFRS was December 1, 2006.

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to November 30, each year. Control is assumed to exist where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries
The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of subsidiaries are identified separately from the Group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in associates and joint ventures
An associate is an entity over which the Group has significant influence, but not control, and which is neither a subsidiary nor a joint venture. Significant influence is defined as the right to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a commercial business governed by an agreement between two or more participants, giving them joint control over the business.

3. Significant accounting policies (continued)
Investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate or joint venture, less any provisions for impairment. The consolidated income statement reflects the Group's share of the results of operations after tax of the associate or joint venture. Losses in excess of the Group's interest are only recognised to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Where there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share in the consolidated statement of recognised income and expense. Net incomes and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the Group's interest.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from construction contracts is recognised in accordance with the Group's accounting policy on construction contracts (see below). Revenue from rendering of services is recognised when services are delivered and title has passed.

Long-term contracts
Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient (typically when less than 5% completion has been achieved) to enable a reliable estimate of gross profit to be established. In such cases, revenues are recognised to the extent of contract costs incurred where it is probable that they will be recoverable. The percentage-of-completion method is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in full in the period in which they become known.

A major portion of the Group's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognised as contract revenue where recovery is probable and can be measured reliably.

During the course of multi-year projects the accounting estimates for the current period and/or future periods may change. The effect of such a change is accounted for in the period of change and the cumulative income recognised to date is adjusted to reflect the latest estimates. Such revisions to estimates will not result in restating amounts in previous periods.

Service revenues
Revenues received for the provision of services under charter agreements, day-rate contracts, reimbursable/cost-plus and similar contracts are recognised on an accruals basis as services are provided.

Dry-dock and mobilisation expenditure
Dry-dock expenditure when incurred to maintain a vessel's classification is capitalised as a distinct component of the asset and amortised over the period until the next dry-docking is scheduled for the asset (usually 2½ to 5 years). All other repair and maintenance costs are recognised in the consolidated income statement as incurred.

Mobilisation expenditures which consist of expenditure incurred prior to the deployment of a leased vessel are classified as prepayments and expensed over the period of the lease charter.

Leasing
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date, whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use an asset. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

3. Significant accounting policies (continued)

The Group as Lessee

Finance leases are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the Lessor is included in the balance sheet as a finance lease obligation.

Operating lease payments are recognised as an expense in the consolidated income statement on a straight line basis over the lease term unless another systematic basis is more representative of the time pattern of the user's benefit. Initial direct costs incurred in negotiating and arranging an operating lease are aggregated and recognised on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are recognised on the same basis as the related lease.

Refurbishment expenditure and improvements to leased assets are expensed in the consolidated income statement unless they significantly increase the value of a leased asset under which circumstance this expenditure will be capitalised and subsequently recognised as an expense in the consolidated income statement on a straight line basis over the lease term applicable to the leased asset.

The Group as Lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Rental income, excluding charges for services such as insurance and maintenance, is recognised on a straight line basis over the lease term unless another systematic basis is more representative of the time pattern in which the benefit derived from the leased asset is diminished. Costs, including depreciation, incurred in earning the lease income are recognised as an expense. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

Foreign currency translation

The consolidated financial statements are presented in US Dollars, which is the Group's reporting currency.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, which is defined as the currency of the primary economic environment in which the entity operates. This is usually the local currency, but the US Dollar is designated as the functional currency of certain entities where transactions and cash flows are predominantly in US Dollars.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to net income or loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Foreign exchange revaluations on short-term intercompany balances are recognised in the consolidated income statement. Revaluation on long-term intercompany loans are recognised in the translation reserve.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The assets and liabilities of foreign operations are translated into US Dollars at the rate of exchange ruling at the balance sheet date and their income and expense items are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

Borrowing costs

Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments, and subsequently stated at amortised cost.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

3. Significant accounting policies (continued)
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in net income or loss in the period in which they are incurred.

Finance costs
Finance costs or charges, including premiums on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.

Retirement benefit costs
The Group administers several defined contribution pension plans. Payments in respect of such schemes are charged to expense as they fall due.

In addition, the Group administers a small number of defined benefit pension plans which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method, with actuarial valuations carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the consolidated statement of recognised income and expenses.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

The Group is also committed to providing lump-sum bonuses to employees upon retirement in certain countries. These retirement bonuses are unfunded, and are recorded in the financial statements at their actuarial valuation.

Taxation
Income tax
The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable net income for the year. Taxable net income differs from net income as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. The tax rates and tax laws used to compute the amount of current tax payable are those that are enacted or substantively enacted by the balance sheet date. Current tax relating to items recognised directly in equity is recognised in equity and not in net income or loss.

Income tax assets or liabilities are representative of respective taxes being owed or owing to the local tax authorities and additional tax provisions which have been recognised in the computation of the Group's tax position. Full details of these positions are set out in Note 11 'Taxation'.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable net income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable net incomes will be available against which deductible temporary differences can be utilised. Such assets or liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets or liabilities in a transaction (other than in a business combination) that affects neither the taxable net income nor the accounting net income.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable net income will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are substantially enacted and expected to apply in the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly in equity, in which case the deferred tax is also dealt with in equity.

3. Significant accounting policies (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current income tax assets and liabilities on a net basis.

Other taxes

Other taxes which include value added tax and sales tax represent the amounts receivable or payable to local tax authorities in the countries where the Group operates and are included within net operating income.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Such cost includes major spare parts acquired and held for future use on a ship or in a plant.

Assets under construction are carried at cost, less any recognised impairment loss. Cost includes external professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Depreciation is calculated on a straight line basis over the useful life of the asset as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Land is not depreciated.

Ships are depreciated to their estimated residual value. In general residual values are not anticipated on other tangible assets. Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Residual values, useful lives and methods of depreciation are reviewed at least annually, and adjusted if appropriate.

The gains or losses arising on disposal or retirement of an asset is determined as the difference between any sales proceeds and the carrying amount of the asset and is included in net income or loss in the year the asset is disposed or retired.

Discontinued operations

The Group classifies an asset or disposal group as a discontinued operation when it has been either disposed of or classified as held for sale, represents a single major line of business or geographical area of operation and is part of a coordinated plan for disposal. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operation are reported as discontinued operations in the current and prior periods.

Assets held for sale

The Group classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is highly probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Tendering and bid costs

Costs incurred in the tendering process are expensed as incurred, except those costs which are incurred once the Group has achieved "preferred bidder" status, when the project is considered highly probable of proceeding and a future benefit likely to occur. Subsequent costs are accumulated until the project is awarded, at which point they are included in project costs for net income recognition purposes.

3. Significant accounting policies (continued)

Business combinations and goodwill
Business combinations are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale, which are recognised and measured at fair value less costs to sell.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The interest of minority shareholders in the acquiree is measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Intangible assets
Overview
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Except for capitalised development costs, internally generated intangible assets are not capitalised, and expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment at least annually or whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the consolidated income statement in the expense category consistent with the function of the intangible asset.

Research and development costs
Research costs are expensed as incurred. The Group recognises development expenditure on an individual project as an intangible asset when we can demonstrate:
- the technical feasibility of completing the asset so that it will be available for use or sale,
- the intention to complete the asset and use or sell it,
- the ability to use or sell the asset,
- how the asset will generate probable future economic benefits,
- the availability of resources to complete the asset,
- and the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an intangible asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is tested for impairment at least annually or when indicators of impairment exist.

Patents and trademarks
Patents and trademarks are measured initially at purchase cost and are amortised on a straight-line basis over their estimated useful lives.

3. Significant accounting policies (continued)

Impairment of non-financial assets
Overview
The Group assesses at each balance sheet date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use. Where an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognised in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated income statement.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination.

Goodwill is tested for impairment at least annually on each balance sheet date and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units to which the goodwill relates.

Where the recoverable amount of a cash-generating unit is less than the carrying amount, an impairment loss is recognised first to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of that unit on a pro-rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

Where goodwill forms part of a cash-generating unit, and an operation within that unit is disposed of, the goodwill associated with the operation is included in the carrying amount when determining the gains or losses on disposal of the operation. In this circumstance, goodwill is allocated based on the relative value of the operation and the portion of the cash-generating unit retained.

Associates and joint ventures
The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate or joint venture is impaired. If this is the case, the Group calculates the amount of impairment as being the difference between the estimated fair value of the associate or joint venture and its carrying value and recognises the amount in the consolidated income statement.

Inventories
Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is accounted for using the weighted average cost basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

3. Significant accounting policies (continued)

Financial instruments

Overview

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified into the following specified categories: financial assets at 'fair value through the profit or loss' (FVTPL), 'held to maturity' investments, 'available for sale' (AFS) financial assets and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities and equity instruments are classified as either FVTPL or 'other financial liabilities' according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

Initial recognition

All financial assets are recognised in the Group's balance sheet and subsequently derecognised on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

Financial liabilities are recognised in the group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Initial measurement

Financial instruments are initially measured at cost including transaction costs. Changes in the fair value of investments classified at FVTPL are included in the consolidated income statement, while changes in the fair value of investments classified as AFS are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gains or losses previously recognised in equity is included in the net income or loss for the period. Investment income on investments classified at FVTPL and on AFS investments is recognised in the consolidated income statement as it accrues.

Subsequent measurement

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities.

Impairment

The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are recorded if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss shall be reversed through the consolidated income statement if the asset is accounted for at amortised cost. Reversal of impairment of a debt instrument classified as available for sale is recognised in net income or loss while a reversal related to an equity instrument classified as available for sale is recognised in equity.

Derivatives

The Group enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts.

All derivative transactions are undertaken, or maintained, with a view to managing the interest and foreign currency risks associated with the Group's underlying business activities and the financing of those activities.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the consolidated income statement as they arise, within finance costs. Changes in the fair value of embedded derivatives are recognised in the consolidated income statement within net operating income.

3. Significant accounting policies (continued)

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Hedge accounting

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents its assessment as to whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion of the derivative that is excluded from the hedging relationship, along with any ineffectiveness, is recognised immediately in the 'other gains and losses' line in the consolidated income statement. The difference between the spot rate and the forward rate on a derivative is recognised in the 'other gains and losses' line in the consolidated income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the consolidated income statement in the same period in which the hedged item affects net income or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. Any cumulative gains or losses relating to cash flow hedges recognised in equity are retained in equity and subsequently recognised in the consolidated income statement in the same periods in which the previously hedged item affects net income or loss. If a forecasted hedged transaction is no longer expected to occur, the net cumulative gains or losses recognised in equity is transferred to the consolidated income statement immediately.

Restricted cash balances

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Cash subject to restrictions that expire after more than one year is classified under non-current assets. There are no other significant conditions on the restricted cash balances.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and on hand and short-term highly liquid assets with an original maturity of three months or less and readily convertible to known amounts of cash. Bank overdrafts are included within current borrowings.

Trade receivables and other receivables

The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced with the amount of the loss recognised in net other operating income. Impaired debts are derecognised when they are assessed as uncollectible.

Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the consolidated income statement.

Convertible loan notes

The component of the convertible notes issued by the Group that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non convertible note; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

3. Significant accounting policies (continued)
The fair value of the instrument, which is generally the net proceeds, less the fair value of the liability, is allocated to the conversion option which is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not measured again in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Treasury shares
Own equity instruments which are reacquired (treasury shares) are deducted from equity at cost. No gains or losses are recognised in the consolidated income statement on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Financial guarantee liabilities
Financial guarantee liabilities issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Group), fails to fulfil a commitment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount initially recognised.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in income or loss at a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Restructuring charges
The Group accounts for restructuring charges, including statutory legal requirements to pay redundancy costs, when they can be reliably measured and there is a legal or constructive obligation. The Group recognises a provision for redundancy costs when it has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring.

Legal claims
The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reliably estimated.

Warranty costs
The Group provides for warranty costs arising from its long-term contracts. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reliably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Contingent liabilities
The Group will disclose contingent liabilities on the basis that the events are indicative of conditions that arose after the fiscal year end, their disclosure is material to the extent that either disclosure or non-disclosure may have an influence on future economic or commercial decisions within the Group and a reliable estimate of their financial effect or amount cannot be made.

Share-based payments
Certain employees of the Group (including senior executives) receive part of their remuneration in the form of share options.

Equity-settled transactions with employees are measured at fair value at the date on which they are granted. The fair value is determined using a Black-Scholes model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date').

3. Significant accounting policies (continued)

The cumulative expense recognised for equity-settled transactions at each balance sheet date, until the vesting date, reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security or national insurance contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date. The net income or loss charge or credit for a period represents the difference in cumulative expense recognised as at the beginning and end of that period.

Earnings per share

Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during each period. The convertible notes are included in the diluted earnings per share if the effect is dilutive, regardless of whether the conversion price has been met.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group's accounting polices which are described in Note 3 'Significant accounting policies', the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Group's accounting policies

Revenue recognition on long-term contracts

Substantially all of the Group's projects are accounted for using the percentage-of-completion method, which is standard for the Group's industry. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we recognise a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements which may result in an adjustment of the financial statements based on events, favourable or unfavourable occurring after the balance sheet date. However, if a condition arises after the balance sheet date which is of a non-adjusting nature the results recognised in the financial statements will not be adjusted.

The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reliable estimates. Often the outcome of a project is more favourable than originally expected, due to increase of scope or efficiencies achieved during execution. The Group's business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labour strikes, localised civil unrest, and engineering and logistical changes, particularly in major projects. The Group does not believe its business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations that would indicate that the use of the percentage-of-completion method is not preferable.

Revenue recognition on variation orders and claims

A major portion of the Group's revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients.

A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. Additional contract revenue is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured.

4. Critical accounting judgements and key sources of estimation uncertainty (continued)
A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from client caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and the amount that it is probable will be accepted by the client can be measured reliably.

Property, plant and equipment
Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Impairment of investments in and advances to joint ventures and associates
Investments in joint ventures and associates are reviewed periodically to assess whether there is decline in the carrying value of the investment. The Group considers, among other things, whether or not we are able to recover the carrying value of the investment.

A provision is made against non-collectibility of loans and advances made to joint ventures and associates when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement as impairment or bad debt losses under IAS 39, *Financial Instruments: Recognition and Measurement*.

Recognition of provisions and disclosure of contingent liabilities
The Group is subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities in the ordinary course of business. Management in consultation with internal and external advisers will recognise a provision in the Consolidated Financial Statements if information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that a liability had been incurred at the balance sheet date, and the amount of the loss can be reasonably estimated. Contingent liabilities for which a possible obligation exists are disclosed but not recognised.

Where the provision relates to a large population of items, the use of an 'expected value' is appropriate to arrive at a best estimate of the obligation. This is the amount that takes account of all possible outcomes, using probabilities to weight the outcomes. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

Taxation
The Group is subject to taxes in numerous jurisdictions and significant judgment is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which the Group makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax charge in the period in which the outcome is determined. Full details of all judgements and other issues considered are set out in Note 11 'Taxation'.

Fair value of derivatives and other financial instruments
As described in Note 37 'Financial instruments', the directors' use their judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in Note 37 'Financial instruments'.

5. Revenue

An analysis of the Group's revenue is as follows:

For the fiscal year (in $ millions)	2008	2007
Continuing operations:		
Lump-sum contracts	**2,228.8**	1,999.7
Day rate contracts	**293.6**	406.6
	2,522.4	2,406.3
Discontinued operations:		
Lump-sum contracts (see Note 12)	**281.8**	274.0
Total revenue	**2,804.2**	2,680.3

A portion of the Group's revenue is denominated in foreign currencies and is cash flow hedged. The amounts disclosed above for revenue include the recycling of the effective amount of the foreign currency derivatives that are used to hedge foreign currency revenue (refer to Note 37 'Financial instruments').

6. Segment information

For management and reporting purposes, the Group is organised into five geographical regions or divisions which are representative of its principal activities. In addition there is the corporate segment which manages activities that serve more than one segment. The corporate segment is described in more detail below.

The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer, the Vice Presidents of each geographical segment and other members of the Corporate Management Team. The Vice Presidents are responsible for managing all aspects of the projects within the geographical region, from initial tender to completion. Where projects are serviced by more than one segment the costs and associated revenues are allocated to segments on the basis of the work actually performed by each segment.

The accounting policies of the reportable segments are the same as the Group's accounting policies described in Note 3 'Significant accounting policies'.

Business segments are based on geographical segments or divisions and are defined below:

Acergy Africa and Mediterranean (AFMED)
Includes all activities in Africa and Mediterranean, has its office in Suresnes, France and also operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada (NEC)
Includes all activities in Northern Europe, Eastern Canada and has offices in Aberdeen, United Kingdom; Stavanger, Norway; St Johns, Canada; and Moscow, Russia.

Acergy North America and Mexico (NAMEX)
Includes activities in the United States, Mexico, Central America and Western Canada and has its office in Houston, Texas, United States.

Acergy South America (SAM)
This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil and operations in Macae, Brazil.

Acergy Asia and Middle East (AME)
This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate (CORP)
This segment includes all activities that serve more than one segment. These include: marine assets which have global mobility including construction and flow line lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of the Group's businesses.

6. Segment information (continued)

The Group's discontinued operations have been shown separately from the reportable geographical business segments. Additional information is shown in Note 12 'Discontinued operations' and Note 20 'Assets classified as held for sale'.

Summarised financial information concerning each reportable geographical business segment is as follows:

Year ended November 30, 2008

(in $ millions)	AFMED	NEC	NAMEX	SAM	AME	CORP	Total continuing operations	Discontinued operations[e]
Revenue [a,b]	1,175.9	843.1	4.4	320.1	180.8	(1.9)	2,522.4	281.8
Operating expenses	(897.1)	(574.5)	17.2[f]	(268.9)	(129.0)	(21.9)	(1,874.2)	(304.4)
Share of results of associates and joint ventures	(0.3)	3.5	–	–	(15.4)	75.2	63.0	–
Depreciation	(31.4)	(10.0)	–	(18.9)	(5.0)	(42.5)	(107.8)	(8.0)
Mobilisation costs	–	(0.2)	–	(0.3)	(1.9)	–	(2.4)	–
Amortisation expense	(0.2)	–	–	–	–	–	(0.2)	–
Impairment of property, plant and equipment	–	(1.8)	–	–	–	–	(1.8)	(1.0)
Reversal of impairment of property, plant and equipment	–	–	–	–	–	–	–	14.3
Research and development expense	–	–	–	–	–	(6.8)	(6.8)	–
Net operating income from operations	183.7	192.0	10.5	22.6	14.4	37.6	460.8	(22.5)
Investment income	1.4	4.5	–	–	2.4	9.6	17.9	–
Other gains and losses	34.8	(11.7)	7.3	5.1	0.4	8.2	44.1	(1.1)
Finance costs	(0.6)	0.3	0.1	(0.6)	–	(29.7)	(30.5)	(1.0)
Net income / (loss) before tax	219.3	185.1	17.9	27.1	17.2	25.7	492.3	(24.6)
Total assets	707.6	304.3	22.1	206.9	102.2	1,128.0	2,471.1	–
Non-current assets [c]	339.3	95.6	0.2	123.8	52.4	484.3	1,095.6	–
Interest in associates and joint ventures	4.3	2.6	–	–	–	133.3	140.2	–
Capital expenditure [d]	17.5	229.3	0.2	20.4	0.3	25.2	292.9	1.4

(a) Revenue represents only external revenues earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.
(b) Two clients in the twelve months' period ended November 30, 2008 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $1,009.5 million and was attributable to AFMED and NEC.
(c) Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.
(d) Capital expenditure is actual cash outflow expenditure incurred.
(e) See Note 12 'Discontinued operations' for further information.
(f) The amount includes inter-regional expenditure sharing arrangements.

6. Segment information (continued)

Year ended November 30, 2007

(in $ millions)	AFMED	NEC	NAMEX	SAM	AME	CORP	Total continuing operations	Discontinued operations [e]
Revenue [a,b]	1,398.4	696.6	3.2	202.0	102.4	3.7	2,406.3	274.0
Operating expenses	(1,069.8)	(509.2)	(3.2)	(188.9)	(101.1)	13.1	(1,859.1)	(268.1)
Share of results of associates and joint ventures	2.8	12.3	–	–	(10.3)	26.7	31.5	–
Depreciation	(33.6)	(0.9)	–	(9.6)	(27.6)	(11.5)	(83.2)	(7.8)
Mobilisation costs	–	(0.2)	–	(1.8)	(0.4)	(0.2)	(2.6)	–
Amortisation expense	(0.3)	–	–	–	–	–	(0.3)	–
Impairment of property, plant and equipment	–	(0.1)	–	–	–	(0.2)	(0.3)	–
Research and development expense	–	–	–	–	–	(4.2)	(4.2)	–
Net operating income from operations	229.2	121.5	(5.2)	(1.3)	(28.7)	36.0	351.5	1.3
Investment income	1.5	5.4	0.1	–	1.3	22.5	30.8	–
Other gains and losses	(20.2)	18.7	(0.2)	1.0	11.9	(10.6)	0.6	1.5
Finance costs	(10.4)	(0.1)	–	–	–	(28.5)	(39.0)	–
Net income / (loss) before tax	200.1	145.5	(5.3)	(0.3)	(15.5)	19.4	343.9	2.8
Total assets	744.3	291.0	27.1	216.3	99.5	1,048.6	2,426.8	–
Non-current assets [c]	256.8	118.3	0.3	125.1	49.3	410.6	960.4	–
Interest in associates and joint ventures	6.4	2.5	–	–	–	97.5	106.4	–
Capital expenditure [d]	47.8	7.3	–	44.5	19.2	142.0	260.8	0.2

(a) Revenue represents only external revenues earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.
(b) Two clients in the twelve months' period ended November 30, 2008 accounted for more than10.0% of the Group's revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to AFMED, NEC, and AME.
(c) Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.
(d) Capital expenditure is actual cash outflow expenditure incurred.
(e) See Note 12 'Discontinued operations' for further information.

7. Net operating income

Net operating income from continuing and discontinued operations has been arrived at after charging / (crediting):

	Continuing operations		Discontinued operations		Total	
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007
Research and development costs as expense	**6.8**	4.2	**–**	–	**6.8**	4.2
Depreciation of property, plant and equipment	**107.8**	83.2	**8.0**	7.8	**115.8**	91.0
Mobilisation costs	**2.4**	2.6	**–**	–	**2.4**	2.6
Amortisation expense	**0.2**	0.3	**–**	–	**0.2**	0.3
Impairment of property, plant and equipment	**1.8**	0.3	**1.0**	–	**2.8**	0.3
Reversal of impairment of property, plant and equipment	**–**	–	**(14.3)**	–	**(14.3)**	–
Operating lease costs recognised as expense	**130.9**	95.9	**–**	–	**130.9**	95.9
Cost of inventories recognised as expense	**60.6**	45.0	**–**	–	**60.6**	45.0
Write down of inventory recognised as expense	**3.3**	0.3	**–**	–	**3.3**	0.3
Employee benefits	**799.6**	749.5	**–**	–	**799.6**	749.5
Pension settlement	**(33.3)**	–	**–**	–	**(33.3)**	–

8. Investment income

For the fiscal year (in $ millions)	2008	2007
Interest income:		
Bank deposits	**17.9**	30.8
Total	**17.9**	30.8

Investment income represents interest received on positive cash balances invested at variable interest rates.

9. Other gains and losses

For the fiscal year (in $ millions)	2008	2007
Gains on disposal of property, plant and equipment	**5.4**	13.6
Net foreign currency exchange gains / (losses)	**39.0**	(11.6)
Reclassification of foreign currency adjustments upon liquidation of entities	**(0.3)**	(1.4)
Total	**44.1**	0.6

Ineffective hedges are disclosed within the net foreign currency exchange gains / (losses).

10. Finance costs

For the fiscal year (in $ millions)	2008	2007
Interest on borrowings	**4.2**	2.0
Interest on convertible loan notes	**28.4**	27.1
Unwinding of discount on provisions (see Note 34)	**0.2**	–
Total borrowing costs	**32.8**	29.1
Less: amounts included in the cost of qualifying assets	**(3.0)**	(0.8)
	29.8	28.3
Interest on tax liabilities	**0.7**	10.7
Total	**30.5**	39.0

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 7.35% (2007: 7.35%) to expenditure on such assets.

11. Taxation

Tax on net income for the year

For the fiscal year (in $ millions)	2008	2007
Tax charged in the income statement:		
Current tax:		
Corporation tax	**109.7**	164.5
Adjustments for prior years	**3.0**	59.0
Total current tax	**112.7**	223.5
Deferred tax due to origination and reversal of temporary differences	**47.8**	(11.3)
Total	**160.5**	212.2
Attributable to:		
Continuing operations	**162.6**	215.1
Discontinued operations	**(2.1)**	(2.9)
Total	**160.5**	212.2

Tax recognised in equity

For the fiscal year (in $ millions)	2008	2007
Tax relating to items charged / (credited) to equity:		
Current tax:		
Share based payments	**(2.4)**	(5.9)
Income tax recognised directly in equity	**(2.4)**	(5.9)
Deferred tax:		
Net loss on revaluation of cash flow hedges	**(8.5)**	(0.8)
Share based payments	**4.1**	1.8
Actuarial (losses) / gains on defined benefit pension schemes	**(1.1)**	2.5
Deferred tax recognised directly in equity	**(5.5)**	3.5

Reconciliation of the total tax charge

Acergy S.A is a 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where business operations have been established and earn income. The Group's tax charge is determined by applying the statutory tax rate to the net income earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax net incomes.

The Group's tax charge has been reconciled to an effective tax rate for the fiscal year 2008 of 28% (2007: 30%), being the expected blended statutory rate taking into consideration the jurisdictions in which the Group operates.

For the fiscal year (in $ millions)	2008	2007
Accounting income before tax on continuing operations	**492.3**	343.9
Tax at the effective tax rate of 28% (2007: 30%)	**137.8**	103.2
Effects of:		
Benefit of Tonnage tax regime (see below)	**(7.5)**	(0.5)
Different tax rates of subsidiaries operating in other jurisdictions (tax rate differences)	**11.6**	4.1
Share based payments	**5.3**	(0.8)
Adjustments related to prior years	**3.0**	59.0
Movement in non-provided deferred tax	**(4.1)**	35.4
Net incomes not subject to tax	**4.3**	(21.3)
Tax effect of share of results of associates and joint ventures	**(4.1)**	0.5
Withholding taxes	**16.2**	29.1
Expenses not deductible for tax purposes	**0.3**	10.7
Other permanent differences	**(0.2)**	(4.3)
Tax charge in the income statement	**162.6**	215.1

11. Taxation (continued)

Deferred tax

Analysis of the movements in net deferred tax balance during the year:

For the fiscal year (in $ millions)	2008	2007
At December 1	**24.3**	16.3
Charged to income statement	**(47.8)**	11.3
Charged directly to equity	**5.5**	(3.5)
Foreign exchange movements	**1.7**	0.2
At November 30	**(16.3)**	24.3

Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:

Year ended November 30, 2008

(in $ millions)	Gross deferred tax asset	Gross deferred tax liability	Less: amounts not recognised	Net recognised deferred tax asset / (liability)	Amount credited / (charged) in income statement
Property, plant and equipment	1.1	(13.0)	–	(11.9)	5.4
Accrued expenses	91.0	(36.3)	(46.7)	8.0	(49.9)
Share based payments	0.5	–	–	0.5	(3.4)
Convertible loan notes	–	(17.7)	–	(17.7)	–
Tax losses	47.5	–	(42.7)	4.8	0.1
Total	**140.1**	**(67.0)**	**(89.4)**	**(16.3)**	**(47.8)**

Year ended November 30, 2007

(in $ millions)	Gross deferred tax asset	Gross deferred tax liability	Less: amounts not recognised	Net recognised deferred tax asset / (liability)	Amount credited / (charged) in income statement
Property, plant and equipment	–	(17.3)	–	(17.3)	(7.2)
Accrued expenses	71.6	–	(24.9)	46.7	16.6
Share based payments	7.9	–	–	7.9	0.8
Convertible loan notes	–	(17.7)	–	(17.7)	–
Tax losses	85.9	–	(81.2)	4.7	1.1
Total	165.4	(35.0)	(106.1)	24.3	11.3

Deferred tax is analysed in balance sheet, after offset of balances within countries, as:

For the fiscal year (in $ millions)	2008	2007
Deferred tax assets	**39.8**	59.9
Deferred tax liabilities	**(56.1)**	(35.6)
Total	**(16.3)**	24.3

At the balance sheet date, the Group has unused tax losses of $194.6 million (2007: $257.4 million) available for offset against future net incomes. A deferred tax asset has been recognised in respect of $13.9 million (2007: $3.6million) of such losses. No deferred tax asset has been recognised in respect of the remaining $180.7 million (2007: $253.8 million) due to the unpredictability of future net income streams.

Net operating losses (NOLs) including Internal Revenue Code (IRC) s.163j's in the US

NOLs to carry forward in various countries will expire as follows:

For the fiscal year (in $ millions)	2008	2007
Within five years	**0.1**	56.1
6 to 10 years	–	–
11 to 15 years	–	–
16 to 20 years	**82.7**	160.1
Without time limit	**111.8**	41.2
Total	**194.6**	257.4

11. Taxation (continued)
The majority of NOLs are concentrated in the US where our ability to carry forward NOLs is subject to a limitation as a consequence of Stolt Nielsen S.A. (SNSA) having sold its remaining stock in the Company in 2005. As at November 30, 2008, it is considered likely that subject to future profitability the Group will be able to access NOLs arising both before and after the date of the change of control of $80.8 million (2007: $101.4 million). In addition to NOLs the Group has IRC s.163j suspended interest deductions of $56.3 million (2007: $57.6 million). However, with a history of incurring losses for tax purposes in the US, none of the NOLs and IRC s.163j suspended interest deductions in the US has been recognised as a deferred tax asset.

Tonnage tax regime
Our tax charge reflects a net benefit in fiscal year 2008 of $7.5 million (2007: $0.5 million) as a result of being taxable under the current United Kingdom (UK) Tonnage Tax Regime, as compared to the UK tax that would be payable had an election to join the tonnage tax regime not been made.

Under the current UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of ships are sold and not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability as determined by IAS 37, *Provisions, Contingent, Liabilities and Contingent Assets*, relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of these ships as at November 30, 2008 was $nil (2007: $5.1 million) because the Group has been within the Tonnage Tax Regime for seven years.

Tax contingencies and provisions
Our operations are carried out in several countries, through subsidiaries and branches of subsidiaries, and are subject to the jurisdiction of a significant number of taxing authorities. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex transfer pricing, permanent establishment and other similar international tax issues as well as competing tax systems where tax treaties may not exist.

In the ordinary course of events our operations will be subject to audit, enquiry and possible re-assessment by different tax authorities. In accordance with IAS 37 management provides taxes for the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognised to our tax provisions in later years as and when these and other matters are finalised with the appropriate tax administrations.

In the year to November 30, 2008, a net tax charge of $4.1 million (2007: charge of $59.8 million) (excluding interest which has been charged to finance costs in the consolidated income statement) was accrued in respect of ongoing tax audits.

Whilst the Group has made the incremental provision noted in the preceding paragraph, reflecting our view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount the company has provided.

In 2008, operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, UK, Nigeria and Congo. These audits are all at various stages of completion. The incremental adjustment arising from these tax audits was an additional provision of $4.1 million (2007: $36.8 million) (excluding interest) in respect of the UK tax audit (tonnage tax). The audit in France, which commenced in February 2007, has continued into 2008 and 2009. The tax audit in France involves several legal entities and initially covered the years from 2004 to 2006. However, the audit scope has effectively been extended back to 2000 by way of a challenge to the utilisation of losses brought forward, and forward through an extension to 2007 for certain French companies. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters. Our operations in these territories have co-operated fully with the relevant tax authorities whilst seeking to robustly defend their tax positions.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary's offices in Suresnes, France. The documents authorising the search claim that Acergy had inaccurately reported to the French tax authorities the extent of Acergy's activities and revenues in France in an effort to minimise French taxes. During 2008, the French tax audit noted above was extended to various subsidiaries incorporated outside France. This audit has continued into 2009. The Group will defend its tax positions and has appealed against the original authorisation to search to the French Supreme Court.

11. Taxation (continued)

In the UK, during 2007, an enquiry was started with respect to the Group's UK ship owning companies and the amounts of net incomes allocated to transport activities and therefore eligible for tonnage tax treatment. Under the Tonnage Tax Regime the commercial net income of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers years 2003 to 2006. As noted above, a tax provision of $4.1 million is held against this risk.

The cumulative benefit for all years to November 30, 2008 (as disclosed in our previous annual report) arising from being within the Tonnage Tax Regime since 2002 is $15.0 million (2007: $11.6 million), excluding the total release of the deferred tax liability on ships (which was no longer required when the ships entered Tonnage Tax) of $36.0 million (2007: $36.0 million) in the years ended November 30, 2001 and 2002.

On January 23, 2008, the UK Government signalled its intention to change the tonnage tax legislation prospectively with effect from April 1, 2008, following discussions with the European Commission on the interpretation of the guidelines on State Aid. On March 6, 2008 these draft proposals were withdrawn.

12. Discontinued operations

On November 27, 2008, the Group entered into an agreement with Salpem (Portugal) Comercio Maritimo S.U. Lda to dispose of the *Acergy Piper*, a semi-submersible pipelay barge, for $78.0 million. The disposal was driven by a desire to continue to focus the Group's energy on the core operations of deepwater Subsea construction, Umbilicals, Risers and Flowlines ('SURF'). The disposal was completed on January 9, 2009.

The *Acergy Piper* was the Group's sole operating unit in the Trunklines market which involves the offshore market installation of large-diameter pipelines used to carry oil and gas over large distances. The disposal of the barge therefore represents the Group's discontinuance of this operation.

As at November 30, 2008 the *Acergy Piper* has been classified as an 'Asset classified as held for sale' (refer to Note 20). However, because the offer price indicated that the market value less cost to sell of the asset was higher than the value on the books the impairment recorded in fiscal year 2003 needed to be partially reversed to adjust the carrying value to market value less costs to sell as confirmed by the agreed sale price.

Discontinued operations in fiscal year 2007 also includes to the final completion of the remaining Inspection, Maintenance and Repair ('IMR') and conventional project work in Trinidad and Tobago (part of the North America and Mexico region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc., during 2005 and 2006.

The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

For the fiscal year (in $ millions)	2008 Total Trunklines	2007 Trunklines	2007 NAMEX IMR and Conventional	2007 Total
Revenue	**281.8**	257.1	16.9	274.0
Expenses [(a)]	**(320.7)**	(260.2)	(11.0)	(271.2)
Impairment reversal	**14.3**	–	–	–
(Loss) / income before tax	**(24.6)**	(3.1)	5.9	2.8
Taxation gains on discontinued operations	**2.1**	2.9	–	2.9
(Loss) / income from discontinued operations	**(22.5)**	(0.2)	5.9	5.7

(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.

12. Discontinued operations (continued)

The impact on the segments of the discontinued operations which have been included in the consolidated income statement were as follows:

For the fiscal year (in $ millions)	2008 NEC	2008 SAM	2008 CORP	2008 Total discontinued operations	2007 NEC	2007 SAM	2007 NAMEX	2007 Total discontinued operations
Revenue	**5.6**	**275.9**	**0.3**	**281.8**	211.2	45.9	16.9	274.0
Expenses [a]	**(36.0)**	**(284.4)**	**(0.3)**	**(320.7)**	(192.1)	(68.1)	(11.0)	(271.2)
Impairment reversal	**14.3**	**–**	**–**	**14.3**	–	–	–	–
(Loss) / income before tax	**(16.1)**	**(8.5)**	**–**	**(24.6)**	19.1	(22.2)	5.9	2.8
Taxation on discontinued operations	**2.1**	**–**	**–**	**2.1**	2.9	–	–	2.9
(Loss) / income from discontinued operations	**(14.0)**	**(8.5)**	**–**	**(22.5)**	22.0	(22.2)	5.9	5.7

(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.

Discontinued operations used $5.6 million of (2007: contributed to $15.3 million) the Group's net operating cash flows, paid $1.4 million (2007 $0.2 million) in respect of investing activities and paid $nil (2007 $nil) in respect of financing activities.

Additional information on the effect of 'discontinued operations' based on business segment results is disclosed in Note 6 'Segment information'.

13. Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the fiscal year as follows:

For the fiscal year	2008 $ per share	2007 $ per share
Basic earnings per share:		
From continuing operations	**1.76**	0.65
From discontinued operations	**(0.12)**	0.03
Total basic earnings per share	**1.64**	0.68

The earnings and weighted average number of common shares used in the calculation of basic earnings per share are as follows:

For the fiscal year (in $ millions)	2008	2007
Net income attributable to equity holders of the parent	**301.4**	127.3
Net loss / (income) for the year from discontinued operations (see Note 12)	**22.5**	(5.7)
Earnings used in the calculation of basic earnings per share	**323.9**	121.6

	Number of shares	Number of shares
Weighted average number of common shares for the purpose of basic earnings per share	**184,142,708**	188,435,592

Diluted earnings per share

For the diluted earnings per share calculation the net income is adjusted for the effect of the convertible notes if dilutive, and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the convertible loan notes as follows:

For the fiscal year	2008 $ per share	2007 $ per share
Diluted earnings per share:		
From continuing operations	**1.70**	0.63
From discontinued operations	**(0.11)**	0.03
Total diluted earnings per share	**1.59**	0.66

13. Earnings per share (continued)

The earnings and weighted average number of common shares used in the calculation of diluted earnings per share are as follows:

For the fiscal year (in $ millions)	2008	2007
Net income for the year attributable to equity holders of the parent	**301.4**	127.3
Interest on convertible loan notes	**28.4**	–
Net loss / (income) for the year from discontinued operations (see Note 12)	**22.5**	(5.7)
Earnings used in the calculation of diluted earnings per share from continuing operations	**352.3**	121.6

	Number of shares	Number of shares
Weighted average number of common shares used in the calculation of basic earnings per share	**184,142,708**	188,435,592
Convertible loan notes	**20,790,021**	–
Share options	**2,134,846**	4,115,090
Weighted average number of common shares used in the calculation of diluted earnings per share	**207,067,575**	192,550,682

In the fiscal year 2008 the potential common shares of 20,790,021 for the convertible loan notes were included in the weighted average number of common shares as their effect was dilutive. In the fiscal year 2007 their effect was anti-dilutive and therefore excluded.

In the fiscal year 2008, 1,923,234 shares relating to share option plans (2007: 7,000 shares) that could potentially dilute the weighted average earnings per share, were excluded from the calculation of diluted earnings per share due to being anti-dilutive for the period.

14. Intangible assets

For the fiscal year (in $ million)	Lease access premiums	Other intangibles	Total
Cost:			
At December 1, 2006	4.7	1.0	5.7
Foreign currency exchange rate changes	–	(0.1)	(0.1)
At November 30, 2007	4.7	0.9	5.6
Additions	–	0.4	0.4
Foreign currency exchange rate changes	–	(0.1)	(0.1)
Retirement	–	(0.3)	(0.3)
At November 30, 2008	**4.7**	**0.9**	**5.6**
Amortisation:			
At December 1, 2006	1.3	0.3	1.6
Charge for the year	0.3	–	0.3
At November 30, 2007	1.6	0.3	1.9
Charge for the year	0.2	–	0.2
Retirement	–	(0.3)	(0.3)
At November 30, 2008	**1.8**	**–**	**1.8**
Carrying amount:			
At November 30, 2007	3.1	0.6	3.7
At November 30, 2008	**2.9**	**0.9**	**3.8**

There were net intangible assets as at November 30, 2008 of $3.8 million (2007: $3.7 million), of which $2.9 million (2007: $3.1 million) related to Sonamet representing the fair value of a lease access premium for the Lobito Yard in Angola. This intangible asset has a useful life of 18 years as of the first date of consolidation in fiscal year 2004 and is amortised on a straight-line basis. The amortisation expense of $0.2 million (2007: $0.3 million) is included within operating expenses in the consolidated income statement. The amortisation expense is expected to be $0.3 million in fiscal year 2009 and for each of the four years thereafter.

15. Property, plant and equipment

For the fiscal year (in $ millions)	Construction support ships	Operating equipment	Land and buildings	Other assets	Total
Cost:					
At December 1, 2006	639.4	445.7	41.8	27.8	1,154.7
Additions	29.3	189.2	2.4	14.9	235.8
Exchange differences	2.3	11.9	1.3	2.1	17.6
Disposals	(30.1)	(11.6)	(1.6)	(0.4)	(43.7)
Reclassified as held for sale	–	–	(1.6)	–	(1.6)
Transfers	1.8	1.6	(5.9)	(0.4)	(2.9)
At November 30, 2007	642.7	636.8	36.4	44.0	1,359.9
Additions	180.1	123.4	6.6	16.5	326.6
Exchange differences	(12.7)	(53.1)	(4.6)	(9.3)	(79.7)
Disposals	(4.4)	(15.3)	(11.7)	(1.6)	(33.0)
Reclassified as held for sale	(131.0)	–	–	–	(131.0)
Transfers	(9.5)	3.9	(0.5)	–	(6.1)
At November 30, 2008	**665.2**	**695.7**	**26.2**	**49.6**	**1,436.7**
Accumulated depreciation:					
At December 1, 2006	285.3	168.2	12.7	15.3	481.5
Charge for the year	43.4	38.5	2.0	7.1	91.0
Exchange differences	1.1	6.9	0.5	1.2	9.7
Impairment	–	0.3	–	–	0.3
Eliminated on disposals	(26.0)	(10.5)	(1.2)	(0.3)	(38.0)
Reclassified as held for sale	–	–	(0.5)	–	(0.5)
Transfers	0.1	1.6	–	–	1.7
At November 30, 2007	303.9	205.0	13.5	23.3	545.7
Charge for the year	34.1	69.9	2.1	9.7	115.8
Exchange differences	(2.3)	(28.6)	(1.7)	(5.6)	(38.2)
Impairment	–	2.8	–	–	2.8
Reversal of impairment	(14.3)	–	–	–	(14.3)
Eliminated on disposals	(4.2)	(14.5)	(5.9)	(1.5)	(26.1)
Reclassified as held for sale	(56.6)	–	–	–	(56.6)
Transfers	5.8	(6.1)	–	0.3	–
At November 30, 2008	**266.4**	**228.5**	**8.0**	**26.2**	**529.1**
Carrying amount:					
At November 30, 2007	338.8	431.8	22.9	20.7	814.2
At November 30, 2008	**398.8**	**467.2**	**18.2**	**23.4**	**907.6**

In fiscal year 2008 impairment charges were recorded from operations in respect of property, plant and equipment assets of $2.8 million and an impairment reversal of $14.3 million as follows:

- Under-utilised operating equipment – $1.8 million: A Deep Modular Advanced Tie-In System was identified to be under-utilised with no anticipated utilisation for 2009 onwards. In the fourth quarter of 2008 an impairment charge of $1.8 million was recorded to reduce the net book value of the asset to $nil.

15. Property, plant and equipment (continued)

- Operating equipment – $1.0 million: the equipment represents four generators and generating sets which were purchased for the *Acergy Piper*. Following the classification of the *Acergy Piper* as an asset held for sale in the fourth quarter of 2008, it was anticipated the generators would be underutilised in the future. Therefore, an impairment charge of $1.0 million was recorded to reduce the net book value to $2.0 million, the estimated current market value.
- Prior to the classification of the *Acergy Piper* as an asset held for sale (refer to Note 20 'Assets classified as held for sale'), an impairment of $14.3 million, as recorded in 2003, was reversed. This has been included within Note 12 'Discontinued operations'.

In fiscal year 2007 impairment charges were recorded from operations in respect of property, plant and equipment assets of $0.3 million, as follows:

- Bucksburn land and buildings – $0.2 million: An impairment charge was recorded in the second quarter of fiscal year 2007 of $0.2 million to reduce the net book value to $8.3 million, which is the expected proceeds from the disposal of these assets, following the decision to relocate the offices in Aberdeen, Scotland.
- Under-utilised mobile equipment – $0.1 million: A 120 tonne tensioner was identified to be under-utilised, and with no anticipated utilisation for fiscal year 2008. The hydraulic power unit of the tensioner was also damaged beyond repair. As a result of the under-utilisation and the costs to repair the power unit, an impairment charge of $0.1 million was recorded in the fourth quarter to reduce the net book value of the asset to $nil.

The carrying amount includes $156.6 million (2007: $76.3 million) in respect of assets in the course of construction.

At November 30, 2008, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $130.0 million (2007: $110.0 million) (Refer to Note 35 'Commitments and contingent liabilities').

16. Interest in associates and joint ventures

Investment in associates and joint ventures

For the fiscal year (in $ millions)	Country	Acergy Business Segment		Ownership %	2008	2007
Mar Profundo Girassol ('MPG')	Angola	AFMED	Joint Venture	50	–	–
Dalia FPSO [(a)]	Angola	AFMED	Associate	17.5	**4.3**	6.4
Global Oceon Engineers Nigeria Limited ('Oceon')	Nigeria	AFMED	Associate	40	–	–
Acergy/Subsea 7	Norway	NEC	Joint Venture	50	**2.6**	2.5
Acergy Havila Limited ('Acergy Havila')	Cyprus	NEC	Joint Venture	50	–	–
SapuraAcergy	Malaysia	AME	Joint Venture	50	–	–
Seaway Heavy Lifting ('SHL')	Cyprus	CORP	Joint Venture	50	**64.6**	53.5
NKT Flexibles I/S ('NKT Flexibles')	Denmark	CORP	Joint Venture	49	**68.7**	44.0
Total					**140.2**	106.4

(a) Acergy owns 17.5% and has a significant influence in Dalia FPSO. Acergy has a veto on decision-making as decisions require unanimous agreement.

The movement in the balance of equity investments, including long-term advances during the fiscal years 2008 and 2007 were as follows:

For the fiscal year (in $ millions)	2008	2007
At December 1	**106.4**	76.9
Share in net income from associates and joint ventures	**63.0**	31.5
Dividends distributed to the Group	**(10.9)**	(40.6)
Increase in investment	–	34.5
Gain on sale of assets	–	(0.7)
Reclassification of negative equity balance as liabilities	**19.8**	1.5
Change in fair value of derivative instruments	**(23.7)**	0.2
Impact of currency translation	**(14.4)**	3.1
At November 30	**140.2**	106.4

16. Interest in associates and joint ventures (continued)

Share in net income of associates and joint ventures:

For the fiscal year (in $ millions)	2008	2007
MPG	–	(0.1)
Dalia FPSO	**0.6**	3.4
Oceon	**(0.9)**	(0.5)
Acergy/Subsea 7 [(a)]	**3.5**	12.3
Acergy Havila	–	–
SapuraAcergy	**(15.4)**	(10.3)
SHL	**29.6**	8.8
NKT Flexibles [(b)]	**45.6**	17.9
Total	**63.0**	31.5

(a) Includes the result of Acergy/Subsea 7 of $3.5 million for 2008 (2007: $2.9 million), H7 By-Pass project of $nil for 2008 (2007: $7.6 million) and Consortium agreement of $nil for 2008 (2007: $1.8 million).
(b) Taxation in respect of the NKT Flexibles joint venture, which has a legal status of a partnership, has been included in the results of the relevant subsidiary, which holds the investment in the joint venture.

Dividend distributed to the Group

In fiscal year 2008 we received a total of $10.9 million dividends from four joint ventures (two with Acergy/Subsea 7, one from NKT Flexibles, and one from Dalia FPSO).

In fiscal year 2007 we received a total of $40.6 million dividends from seven joint ventures (three with Acergy/Subsea 7, and one from each of the following: NKT Flexibles, MPG, Kingfisher D.A., and SHL). $15.6 million of the SHL dividend was used to increase the Group's investment in this venture and $0.8 million of the MPG dividend was offset against a receivable balance.

Increase in investment

In the fiscal year 2008 there was no additional investment in our joint ventures except for a $15.1 million cash advance to SapuraAcergy. The Group has additional commitments to the SHL joint venture as described in Note 35 'Commitments and contingent liabilities'.

In the fiscal year 2007, the Group and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased the investment in SHL to contribute to the construction of the new heavy lift barge *Oleg Strashnov*. The Group's contribution was $34.4 million which was satisfied by a cash contribution of $18.8 million and $15.6 million in lieu of a dividend due from SHL. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

Significant restrictions

No dividend is payable by SHL until the delivery of the new ship *Oleg Strashnov* expected in March 2009. During this period any dividend that is payable is directly to be reinvested in the joint venture.

SapuraAcergy is regulated by the central bank of Malaysia on repatriation of funds. Dividends are not subject to withholding taxes.

Capital commitments

SHL has entered into a ship building contract for the heavy lift vessel to be named *Oleg Strashnov* amounting to €286.0 million ($363.0 million).

As at November 30, 2008 instalments representing 50% of the contract value were paid.

The investment is financed by a Revolving Credit and Guarantee Facility of $30.0 million and €140 million ($178.0 million) plus $180 million Buyer Credit Facility. This is a non recourse financing agreement.

Reclassification of negative equity balance

The Group accrues losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture.

In fiscal year 2008 a $19.8 million reclassification was recorded against long-term funding, $19.0 million for SapuraAcergy and $0.8 million for Oceon.

16. Interest in associates and joint ventures (continued)

The Group's share of any net liabilities of joint ventures is classified as trade payables or other liabilities. Accordingly, a $1.5 million reclassification was recorded in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy, $0.4 million for Oceon and $0.1 million for MPG.

Impact of currency translation

This relates to the translation of investments in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles.

Summarised financial information

Summarised financial information for associates and joint ventures, representing 100% of the respective amounts included in their financial statements, is as follows:

Aggregated financial data for associates and joint ventures

For the fiscal year (in $ millions)	2008	2007
Revenue	**757.7**	537.9
Operating expenses	**(524.5)**	(350.6)
Gross profit	**233.2**	187.3
Other income	**64.8**	9.1
Other expenses	**(139.3)**	(109.5)
Net income	**158.7**	86.9

Aggregated balance sheet data for associates and joint ventures

For the fiscal year (in $ millions)	2008	2007
Current assets	**516.3**	430.1
Non-current assets	**593.1**	399.7
Total assets	**1,109.4**	829.8
Current liabilities	**341.4**	296.0
Non-current liabilities	**442.3**	288.8
Total liabilities	**783.7**	584.8

Transactions with associates and joint ventures

Certain contractual services are conducted with joint ventures for commercial reasons.

In fiscal year 2008 the income statement data for the joint ventures presented above includes expenses related to transactions for charter hire of $21.3 million (2007: $14.6 million) and other expenses including general and administrative charges $47.4 million (2007: $48.9 million).

Joint ventures received in fiscal year 2008 $28.2 million (2007: $51.6 million) in respect of goods and services provided.

As at November 30, 2008 the balance sheet data includes amounts payable to joint ventures of $8.8 million (2007: $nil) and current amounts receivable of $22.8 million (2007: $17.5 million) (refer to Note 19 'Trade and other receivables) and non-current amounts receivable of $16.6 million (2007: $21.3 million) (refer to Note 17 'Advances and receivables').

17. Advances and receivables

For the fiscal year (in $ millions)	2008	2007
Non-current amounts due from associates and joint ventures (see Note 16)	**16.6**	21.3
Capitalised fees for long-term loan facilities	**4.0**	4.6
Deposits held by third parties	**0.5**	0.5
Prepaid expenses	**8.3**	13.2
Total	**29.4**	39.6

The fee for the loan facilities (refer to Note 29 'Borrowings') is deferred and is expensed over the periods for which each loan facility is held.

Prepaid expenses are incurred in the normal course of business and represent expenditure which will be recognised in a period exceeding twelve months.

18. Inventories

For the fiscal year (in $ millions)	2008	2007
Materials and spares	**25.4**	20.0
Consumables	**13.1**	9.2
Total	**38.5**	29.2
Total amount of inventory charged to income statement	**60.6**	45.0
Write-down on inventory charged to income statement	**3.3**	0.3

The inventories include a reserve as at November 30, 2008 of $3.5 million (2007: $2.2 million). During the fiscal year 2008 $2.0 million (2007: $0.9 million) of the inventory reserve was reversed due to slow moving items which were subsequently consumed during the fiscal year.

There are no inventories pledged as security for liabilities.

19. Trade and other receivables

For the fiscal year (in $ millions)	2008	2007
Trade receivables	**298.7**	420.6
Allowance for doubtful debts	**(1.1)**	(2.2)
Net trade receivables	**297.6**	418.4
Current amounts due from associates and joint ventures (see Note 16)	**22.8**	17.5
Tax receivables	**–**	1.1
Other taxes receivable	**14.2**	32.8
Other receivables	**19.9**	15.3
Total	**354.5**	485.1

The carrying amount of net trade receivables approximates the fair value. The majority of the Group's trade account receivables are companies in the oil and gas exploration and production sector. Ongoing credit evaluations are conducted on clients' financial condition and the credit extended is limited as deemed necessary without the necessity for collateral. Due to the nature of the Group's client base interest is not charged. The average credit period taken during 2008 was 39 days (2007: 57 days) which is indicative of improved cash collection performance.

Details of how the Group manages its credit risk and further analysis of the trade receivables balance can be found in Note 37 'Financial instruments'.

Trade receivables includes, in respect of the largest client as at November 30, 2008 $64.2 million (2007: $153.9 million), and in respect of the second largest client $52.5 million (2007: $136.2 million)

Tax receivables and other taxes receivable are for amounts refundable from the tax authorities in the various countries of operations during the next fiscal period.

Other receivables consist of advances to suppliers and amounts receivable under insurance claims.

20. Assets classified as held for sale

Assets held for sale as at November 30, 2008 were as follows:

- *Acergy Piper*: a semi-submersible pipelay barge in NEC. The asset is the sole operating unit in the non-core trunkline market and was sold January 9, 2009 for gross proceeds of $78 million. The sale of this asset forms part of discontinued operations as discussed in Note 12 'Discontinued operations', which includes the impairment reversal details as well.
- Balikpapan: land, buildings and office equipment in AME. The assets are expected to be sold during the fiscal year 2009 as part of the decision to dispose of some Indonesian assets involved with shallow water and diving activities.

20. Assets classified as held for sale (continued)

As at November 30, 2008, our disposal groups held for sale comprised assets of $75.5 million (2007: $1.1 million), which are detailed as follows:

For the fiscal year (in $ millions)	2008	2007
Property, plant and equipment	75.5	1.1
Total assets held for sale	**75.5**	1.1

The total liabilities associated with the assets classified as held for sale is $nil (2007: $nil).

The allocation of assets held for sale by segment is as follows:

For the fiscal year (in $ millions)	2008 Assets	2008 Liabilities	2007 Assets	2007 Liabilities
AME	1.1	–	1.1	–
NEC	74.4	–	–	–
Total assets held for sale	**75.5**	–	1.1	–

21. Other accrued income and prepaid expenses

For the fiscal year (in $ millions)	2008	2007
Construction contracts (see Note 22)	156.6	248.0
Unbilled revenue	60.6	14.3
Prepaid expenses	16.3	11.1
Total	**233.5**	273.4

Unbilled revenue relates to completed work which has not yet been billed to customers.

Prepaid expenses are incurred in the normal course of business and represents expenditure which has been deferred and will be recognised within the next fiscal year.

22. Construction contracts

For the fiscal year (in $ millions)	2008	2007
Contracts in progress at balance sheet date:		
Amounts due from contract clients included in other accrued income and prepaid expenses (see Note 21)	156.6	248.0
Deferred revenue recognised under construction contracts (see Note 41)	(245.8)	(185.8)
Total	**(89.2)**	62.2
Contract costs incurred plus recognised net incomes less recognised losses to date	3,516.8	4,051.2
Less: progress billings	(3,606.0)	(3,989.0)
Total	**(89.2)**	62.2

As at November 30, 2008 $nil (2007: $2.6million) of revenue relating to unsettled claims was included in reported revenue or receivables that has not been subsequently collected in full.

As at November 30, 2008 retentions held by customers for contract work amounted to $54.2 million (2007: $54.7 million). Advances received from customers for contract work amounted to $59.8 million (2007: $31.6 million) (refer to Note 41 'Deferred revenue').

As at November 30, 2008 $nil (2007: $nil) included in trade and other receivables and arising from construction contracts are due for settlement after more than twelve months.

As at November 30, 2008 a total of $22.6 million (2007: $19.8 million) was recorded for losses expected at completion.

23. Restricted cash balances

For the fiscal year (in $ millions)	2008	2007
Restricted cash balances	**11.0**	8.9

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

24. Cash and cash equivalents

For the fiscal year (in $ millions)	2008	2007
Cash at bank and in hand	**573.0**	582.7

Cash and cash equivalents comprise cash at banks, cash in hand and short-term highly liquid deposits with an original maturity of three months or less and readily convertible to known amounts of cash. Additional information on credit risk management and interest rate risk management is included in Note 37 'Financial instruments'.

25. Issued share capital

Authorised shares

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Authorised common shares, $2.00 par value	**230,000,000**	**460.0**	230,000,000	460.0

Issued shares

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Fully paid and issued common shares	**194,953,972**	**389.9**	194,953,972	389.9
The issued common shares consist of:				
Common shares excluding own shares (see below)	**182,816,093**	**365.6**	188,018,444	376.0
Own shares (see Note 28)	**12,137,879**	**24.3**	6,935,528	13.9
Total	**194,953,972**	**389.9**	194,953,972	389.9

The Company has one class of ordinary shares which carry no right to fixed income.

The common shares (excluding own shares) outstanding are as follows:

For the fiscal year	2008 Number of shares	2007 Number of shares
Balance at December 1	**188,018,444**	192,713,204
Own shares bought (see Note 26)	**(6,374,100)**	(8,098,625)
Own shares reissued (see Note 26)	**1,171,749**	2,957,018
New shares issued	**–**	446,847
Balance at November 30	**182,816,093**	188,018,444

26. Own shares

On September 11, 2006 the commencement of a share buyback program was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to the standing authorisation granted to the Board at the Annual General Meeting held on May 15, 2006.

The share buyback program was completed during fiscal year 2008. A total of 15.4 million shares for a total consideration of $301.6 million were repurchased. These were open market repurchases on the Oslo Stock Exchange.

26. Own shares (continued)

The own shares reserve represents the purchase of the Company's own common shares at the market price on the date of purchase and the movements are shown in the table below:

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Balance at December 1	**6,935,528**	**111.2**	1,793,921	17.5
Number of shares acquired in the period	**6,374,100**	**138.3**	8,098,625	146.8
Number of shares reissued	**(1,171,749)**	**(20.1)**	(2,957,018)	(53.1)
Balance at November 30	**12,137,879**	**229.4**	6,935,528	111.2
Consisting of:				
Common shares held as treasury shares	**11,258,758**	–	6,056,407	–
Common shares held by an indirect wholly-owned subsidiary	**879,121**	–	879,121	–
Total	**12,137,879**	–	6,935,528	–

Of the balance of 12,137,879 common shares (2007: 6,935,528 common shares) held at November 30, 2008 included 879,121 common shares (2007: 879,121 common shares) held indirectly by a wholly-owned subsidiary of Acergy S.A.

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by common shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not distributable. The legal reserve for all outstanding common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

27. Movements in reserves

For the fiscal year (in $ millions)	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings / (accumulated deficit)
December 1, 2006	480.0	110.7	–	(28.1)	(137.1)
Share based compensation	7.3	–	–	–	–
Exercise of share options	1.5	–	–	–	–
Exchange differences on translation of foreign operations	–	–	21.4	–	–
Reclassification of foreign currency translation adjustments upon liquidation of entities	–	–	(1.4)	–	–
Share of derivative hedge losses from associates and joint ventures	–	–	–	0.2	–
Gains on derivative financial instruments (cash flow hedges)	–	–	–	0.4	–
Actuarial gains on defined benefit pension schemes	–	–	–	7.3	–
Tax effects	4.1	–	9.1	(1.7)	–
Income attributable to equity holders	–	–	–	–	127.3
Dividends declared and paid	–	–	–	–	(37.5)
Loss on reissuance of own shares	–	–	–	–	(41.3)
November 30, 2007	**492.9**	**110.7**	**29.1**	**(21.9)**	**(88.6)**
Share based compensation	**7.5**	–	–	–	–
Exchange differences on translation of foreign operations	–	–	**(82.8)**	–	–
Reclassification of foreign currency translation adjustments upon liquidation of entities	–	–	**(0.3)**	–	–
Share of derivative hedge losses from associates or joint ventures	–	–	–	**(23.7)**	–
Losses on derivative financial instruments (cash flow hedges)	–	–	–	**(23.3)**	–
Actuarial losses on defined benefit pension schemes	–	–	–	**(11.1)**	–
Tax effects	**(1.7)**	–	**(16.4)**	**9.6**	–
Income attributable to equity holders	–	–	–	–	**301.4**
Dividends declared and paid	–	–	–	–	**(38.3)**
Loss on reissuance of own shares	–	–	–	–	**(15.9)**
November 30, 2008	**498.7**	**110.7**	**(70.4)**	**(70.4)**	**158.6**

27. Movements in reserves (continued)

Paid in surplus
This is inclusive of the Group's activities based on its share based payments arising from the share option plans which are available to various staff members within the Group.

Equity reserves
This reserve represents the equity component of the convertible loan notes (refer to Note 30 'Convertible loan notes').

Translation reserves
Exchange differences arise upon the translation of foreign entities' currency into the Group's functional currency.

Other reserves
Other reserves relate to (inclusive of any tax effects):

- the net cumulative gains or losses effect by the hedging activity entered into by the Group
- actuarial gains or losses incurred on the Group's defined benefit pension schemes
- the Group's share of other comprehensive losses from its associates and joint ventures.

Retained earnings / (accumulated deficit)
The directors propose that a dividend of $0.22 per share will be paid to shareholders in June 2009. This dividend is subject to approval by shareholders and has not been included as a liability in these consolidated financial statements. The total estimated dividend to be paid is $40.2 million (refer to Note 44 'Post balance sheet events').

During fiscal year 2008 1,171,749 own shares (2007: 2,957,018 own shares) purchased for $20.1 million (2007: $53.1 million) were reissued for a consideration of $4.2 million (2007: $11.8 million).

On May 23, 2008 a dividend of $0.21 per share (total dividend of $38.3 million) was approved for shareholders on record on May 29, 2008.

The consolidated retained earnings exclude undistributed earnings from joint ventures as at November 30, 2008 of $130.2 million (2007: $63.5 million).

28. Minority interest

For the fiscal year (in $ millions)	2008	2007
At December 1	**18.1**	18.7
Share of net income for the year	**5.8**	7.2
Dividends	**(8.7)**	(8.7)
Foreign currency exchange rate changes	**(1.5)**	0.9
At November 30	**13.7**	18.1

Acergy's respective interest in subsidiaries which are not wholly owned is as follows:

	2008 %	2007 %
Sonamet – Industrial SA	**55.0**	55.0
Sonacergy – Servicos E Construcoes Petroliferas Lda	**55.0**	55.0
Pelagic Nigeria Ltd	**80.0**	80.0
Offshore Installer Nigeria Limited	**60.0**	60.0
Alto Mar Girassol [(a)]	**66.7**	66.7

(a) Alto Mar Girassol with a 66.7% interest was liquidated in December 2007.

29. Borrowings

Borrowings consist of:

For the fiscal year (in $ millions)	2008	2007
$500 million 2.25% convertible loan notes due 2013 (see Note 30)	**397.4**	380.3
Other	**21.9**	9.5
Total	**419.3**	389.8
Consisting of:		
Non-current portion of borrowings	**409.2**	386.6
Current portion of borrowings	**10.1**	3.2
Total	**419.3**	389.8

Commitment fees for any unused lines of credit expensed during fiscal year 2008 were $0.5 million (2007: $0.3 million). The weighted average interest rate paid on the $400 million amended and restated revolving credit and guarantee facility was %nil (2007: %nil).

Facilities

The following facilities were available as at November 30, 2008:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million amended and restated revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The facility is guaranteed by Acergy S.A.

The facility is used for general corporate purposes including capital expenditure, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months from November 30, 2008 and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4%.

$200 million multi-currency revolving guarantee facility

On February 26, 2008, the Group executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million amended and restated revolving credit and guarantee facility. The facility is secured by a guarantee from Acergy S.A.

This facility is to be used for the issuance of performance guarantees in the ordinary course of the Group's business. The facility has a maturity date of February 26, 2013 however performance guarantees can be issued with a maturity no later than August 26, 2014.

The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45%. This is subject to review every three months.

Both the facilities contain certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facilities also contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors. There were no drawdowns under these facilities during the fiscal year 2008.

29. Borrowings (continued)

The facility utilisation is as follows:

For the fiscal year (in $ millions)	2008 Utilised	2008 Unutilised	2008 Total	2007 Utilised	2007 Unutilised	2007 Total
Cash loans	–	100.0	100.0	–	84.4	84.4
Guarantee facilities	304.1	195.9	500.0	315.6	–	315.6
Total	**304.1**	**295.9**	**600.0**	315.6	84.4	400.0

$15 million loan facility
On May 26, 2008 Sonamet, a joint venture entered into a $15.0 million loan facility with BAI-Banco African de Investimentos S.A. for the construction of facilities at the company's Lobito yard. After an initial 18 month repayment grace period the loan is repayable in equal instalments over 66 months, with a final maturity of May 26, 2015. The loan carries interest at 6 month LIBOR plus 2% per year, but subject to a minimum rate of 7% and a maximum rate of 8%. The facility is not guaranteed by Acergy S.A. or any of its subsidiaries. As at November 30, 2008 $6.1 million was drawn on this facility and there are no covenants over this facility.

Other facilities
A $9.5 million (2007: $9.5 million) unsecured loan provided by Sonangol to Sonamet bearing interest at a fixed rate of 2.75% per year and is repaid in annual instalments for a remaining period of two years as at November 30, 2008.

During fiscal year 2008, a facility of $0.2 million was provided to Pelagic Nigeria Ltd by Pegasus International Services Inc., the minority interest holder of this entity.

Bank overdraft and short-term lines of credit
The overdraft facilities consist of $24.7 million (2007: $43.6 million) of which $6.1 million (2007: $nil million) were drawn as at November 30, 2008.

Guarantee arrangements with joint ventures
SapuraAcergy Sdn Bhd ("SASB"), is a 50/50-owned joint venture between Acergy M.S. Ltd, a subsidiary of Acergy S.A. and Nautical Essence Sdn Bhd a subsidiary of SapuraCrest Petroleum Berhad. This joint venture has issued a Charter Guarantee guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, Nautical Vessels Pte Ltd. (NVLP). The limit of the guarantee is, at any time the sum of the outstanding amounts under the $240 million Facility Agreement of NVLP less US$100,000,000. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

Acergy Havila Limited is a 50/50 joint venture between Acergy M.S. Ltd and Havila Shipping Pte Ltd. This joint venture has entered into a loan facility with a group of banks led by DnB NOR Bank ASA for post-delivery financing of up to Norwegian krone 977.5 million ($139.3 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in early 2010. The facility is guaranteed severally by the investors in the joint venture.

Other guarantee arrangements
In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility and $200 million multi-currency revolving guarantee facility, the Group have a $30 million (2007: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $nil (2007: $nil) was utilised as at November 30, 2008. There are also a number of unsecured local lines in Indonesia, Brazil, Madera and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S.A., Sonacergy and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($5.4 million), Banco Espirito Santo S.A. ($8.5 million) & First Bank of Nigeria plc ($10.8 million). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. The amount issued under these facilities as at November 30, 2008 was $14.6 million (2007: $57.6 million). The Group had past arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2008, the aggregate amount of guarantees issued under these old facilities was $13.2million (2007: $15.1 million). There was no availability for further issuances under these facilities.

30. Convertible loan notes

On October 11, 2006 Acergy S.A. issued a $500.0 million 2.25% convertible note due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components.

The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 common shares, or approximately 10.7% of our existing issued share capital at the date of issue. This was subsequently revised to $23.52 following the payment of the dividends since issuance. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide 'anti-dilutive' adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

There is also an option for Acergy to call the convertible notes after 4 years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

The following undertakings apply:

- unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the convertible notes will rank equally with other debt issuance;
- a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;
- various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognised stock exchanges; and
- provisions for the adjustment of the conversion price in certain circumstances.

There were no conversions of these convertible notes as of November 30, 2008.

The net proceeds received from the issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

(in $ millions)	
Principal value of convertible loan notes issued	**500.0**
Proceeds of issue (net of apportioned transaction costs)	**490.8**
Liability component at date of issue	**(362.4)**
Equity component	**128.4**
Deferred tax	**(17.7)**
Transfer to equity reserve (see Note 27)	**110.7**

The liability component is as follows:

For the fiscal year (in $ millions)	2008	2007
Liability component at December 1	**380.3**	364.5
Interest charged	**28.4**	27.1
Interest paid	**(11.3)**	(11.3)
Liability component at November 30	**397.4**	380.3

The interest charged in the year is calculated by applying an effective rate of 7.35%. The liability component is measured at amortised cost. The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at November 30, 2008 represents the effective interest rate less interest paid to that date.

The directors estimate the fair value of the liability component of the convertible loan notes at November 30, 2008 to be approximately $397.3 million (2007: $380.3 million). These have been recognised as borrowings within the Group (refer to Note 29 'Borrowings').

31. Other non-current liabilities

For the fiscal year (in $ millions)	2008	2007
Non-current tax liabilities	–	22.4
Accrued bonus	**3.9**	11.4
Total	**3.9**	33.8

Non-current tax liabilities are owed to the tax authorities in the various countries in excess of twelve months.

The accrued bonus is in relation to long-term incentive plans.

32. Trade and other liabilities

For the fiscal year (in $ million)	2008	2007
Invoice accruals	**279.8**	254.0
Trade payables	**183.1**	258.0
Accrued salaries and benefits	**116.3**	116.9
Withholding taxes	**28.5**	36.5
Interest on taxes owed	**9.1**	9.1
Interest and dividends payable	**13.9**	9.5
Other taxes payable	**2.2**	–
Other current liabilities	**18.7**	17.4
Total	**651.6**	701.4

The average credit period taken for trade purchases is 78 days (2007: 88 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Accrued salaries and benefits represents employee benefits which are still due to be paid.

33. Current tax liabilities

For the fiscal year (in $ millions)	2008	2007
Current tax liabilities	**69.1**	157.3
Total	**69.1**	157.3

34. Provisions

For the fiscal year (in $ millions)	Legal	Decommissioning	Other	Total
At December 1, 2007	9.3	–	1.5	**10.8**
Additional provision in the year	1.6	5.2	7.7	**14.5**
Utilisation of provision	(1.5)	–	(0.7)	**(2.2)**
Unwinding of discount rate	–	0.2	–	**0.2**
Exchange differences	(0.1)	–	–	**(0.1)**
At November 30, 2008	9.3	5.4	8.5	**23.2**

For the fiscal year (in $ millions)	2008	2007
Consists of:		
Non-current provisions	**8.0**	2.0
Current provisions	**15.2**	8.8
Total	**23.2**	10.8

The legal provision comprises a number of claims made against the Group including employee disputes and personal injury cases, where the timing of resolution is uncertain or has been estimated by the Group's legal advisors and categorised at the end of the lease accordingly. Other cases are mainly relating to the deterioration of a rented site in Nigeria and lease payments in Warri.

The decommissioning provision is in relation to the obligation to remove items of property, plant and equipment from leased vessels at the end of their lease. This is in accordance with IFRIC 1, *Changes in existing decommissioning, restoration and similar liabilities*.

Other provisions include certain warranties given on the sale of the subsidiary SCS Nigeria which expire in 2009, and payroll claims, contract risks, redundancy costs and the liquidation of a subsidiary.

35. Commitments and contingent liabilities

Commitments

These consist of:

- purchase of property, plant and equipment and from external suppliers as at November 30, 2008 for $130.0 million (2007: $110.0 million).
- operating lease commitments as indicated in Note 36 'Operating lease arrangements'.
- a credit facility to the joint venture Seaway Heavy Lifting (SHL) of an amount equal to the greater of either $2.5 million or 80% of SHL's accounts receivable.

Contingent liabilities

Contract disputes occur from time to time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. Provisions are made to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, legal proceedings incidental to the ordinary conduct of business are entered into from time to time. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that have been established. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on the operating results for a particular reporting period, it is considered that they should not materially affect our consolidated financial position.

For accounting purposes, legal costs are expensed as incurred.

36. Operating lease arrangements

The Group as Lessee

For the fiscal year (in $ millions)	2008	2007
Minimum lease payments under operating leases recognised in operating expenses for the year	**130.9**	95.9

The total operating lease commitments as at November 30, 2008 were $526.5 million (2007: $339.7 million). These consisted of Charter hire obligations towards certain construction support, diving support, survey and inspection ships of $342.0 million (2007: $229.9 million). The remaining obligations related to office facilities and equipment as at November 30, 2008 of $184.5 million (2007: $109.8 million).

The Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

For the fiscal year (in $ millions)	2008	2007
Within one year	**125.3**	107.5
In the second to fifth years inclusive	**285.7**	201.9
After five years	**115.5**	30.3
Total	**526.5**	339.7

36. Operating lease arrangements (continued)

The following have been excluded from the outstanding commitments:

- Main renewal options: *Polar Queen* – two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year; *Far Saga* – one renewal option for two years mid 2010; *Normand Mermaid* – one renewal option for one year; *Acergy Viking* – ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years; *Skandi Acergy* – two renewal options consisting of two options for two years each and two options for one year each.
- Future commitments for which the lease term has not commenced: *Acergy Merlin* commencing in 2009 for five years ($51.8 million) with an option for a further four years; *Acergy Havila* commencing in 2010 for ten years ($200.0 million) with an option for a further ten years.

The Group as Sub-Lessor

Rental income from sub-leases earned during the year was $46.1 million (2007: $33.5 million) and relate to shipping charters.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

For the fiscal year (in $ millions)	2008	2007
Within one year	**39.0**	42.6
In the second year and inclusive of year five	**136.9**	171.8
After five years	**–**	18.7
Total	**175.9**	233.1

The Group as Lessor

Certain long-term contracts meet the definition of leases in accordance with IFRIC 4 'Determining whether an Arrangement contains a Lease'. Rental income from these leases earned during the fiscal year 2008 was $75.3 million (2007: $56.6 million) and relate to shipping charters.

The Group had contracted with its Lessees for the following future minimum lease receipts:

For the fiscal year (in $ millions)	2008	2007
Within one year	**71.8**	75.7
In the second year and inclusive of year five	**60.3**	147.3
Total	**132.1**	223.0

37. Financial instruments

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 'Significant accounting policies'.

Financial risk management objectives

The Group's Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (consisting of currency risk and fair value interest rate risk), credit risk and liquidity risk.

The Group seeks to minimise the effects of these risks by using financial instruments to hedge these risk exposures. The use of financial instruments is governed by the Group's policies approved by the Board of Directors, which provide written policies on foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments, and the investment of excess liquidity.

Compliance with policies and exposure limits is reviewed on a continuous basis and the Corporate Treasury function reports monthly to senior management. The Group does not enter into or trade financial instruments for speculative purposes.

37. Financial instruments (continued)

Market risk

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see below) and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risks, including:

- forward foreign exchange contracts to hedge the exchange rate risk arising on future revenues, operating costs and capital expenditure;
- interest rate risk due to interest rate fluctuations from floating rate credit facilities and variable interest rate returns on deposits.

There has been no change to the Group's exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The Group's reporting currency is the US dollar. The majority of net operating expenses and income are denominated in the functional currency of the individual subsidiaries operating in different regions, namely:

- Africa and Mediterranean – US dollar and Euro;
- Northern Europe and Canada – US dollar, British pound sterling, Norwegian krone and Canadian dollar;
- North America and Mexico – US dollar;
- South America – Brazilian real;
- Asia and Middle East – US dollar and Australian dollar.

The Group's exposure to exchange rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Africa and the Mediterranean; Northern Europe and Canada; and South America. However, the Group does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

Furthermore, the Group conducts operations in many countries and, as a result, is exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Hence, exposures to exchange rate fluctuations arise. Our currency rate exposure policy prescribes the range of allowable hedging activity. The Group primarily uses forward foreign exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures.

The carrying amounts of the Group's primary foreign currency denominated monetary assets and monetary liabilities, including foreign exchange derivatives, receivables and borrowings issued in a currency different from the functional currency of the issuer, and inter-company foreign currency denominated receivables, payables, and loans at the balance sheet date are as follows:

	Assets		Liabilities	
As at November 30 (in $ millions)	2008	2007	2008	2007
Australian dollar	**72.5**	79.6	**46.8**	68.8
Brazilian real	**47.9**	42.1	**81.2**	69.8
British pound sterling	**566.7**	720.7	**488.8**	269.2
Canadian dollar	**24.6**	2.4	**30.4**	5.8
Central African franc	**11.6**	7.4	**125.3**	115.5
Euro	**1,287.2**	1,958.1	**750.8**	608.0
Nigerian naira	**105.4**	179.4	**290.6**	325.3
Norwegian krone	**241.8**	502.3	**157.3**	78.6
US dollar	**2,318.4**	3,286.4	**3,063.7**	5,467.8

37. Financial instruments (continued)

Foreign currency sensitivity analysis

The Group operates in various geographical locations and is exposed to a number of currencies dependent upon the functional currency of individual subsidiaries as indicated in the foreign currency risk management section above.

We consider that our principal currency exposure is to movements in the US dollar against other currencies on the basis that the US dollar is the Group's reporting currency, the functional currency of many of our subsidiaries and the transaction currency of a significant volume of the Group's cash flows. We have performed sensitivity analyses to indicate how profit or loss and equity would have been affected by changes in the exchange rate between the US dollar and other currencies in which the Group transacts. Our analysis is based on a strengthening of the US dollar by 10% against each of the other currencies in which we have significant assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three to five year timeframe.

Our analysis of the impact on profit and loss in each year is based on monetary assets and liabilities in the balance sheet at the end of each respective year.

Our analysis of the impact on equity includes the profit and loss movements from above in addition to the retranslation of the closing net assets of our major subsidiaries which have non-US dollar functional currencies.

The sensitivity analyses exclude the impact of exchange rate movements on foreign currency derivatives, the majority of which represent effective accounting hedges of forecast cash flows and so would not have a significant impact on the analyses. The amounts disclosed have not been adjusted for the impact of taxation.

Based on the above, a 10% increase in the US dollar exchange rate against other currencies in which the Group transacts would increase net foreign currency exchange gains reported in other gains and losses by $6.5 million (2007: $7.3 million). The corresponding impact on equity would be a reduction in reported net assets of $49.2 million (2007: $29.3 million).

Forward foreign exchange contracts

The Group enters into primarily standard forward foreign exchange contracts with maturities of up to five years, to manage the risk associated with transactions when there is a minimum level of exposure risk. These transactions consist of highly probable cash flow exposure relating to operating income and expenditure and capital expenditure.

The following table details the forward foreign currency contracts outstanding as at the balance sheet date:

For the fiscal year ended November 30, 2008

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity	
	Buy		Sell		Maturity	
(in millions)	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
British pound sterling	66.4	13.6	19.5	1.7	(11.3)	(3.1)
Danish krone	22.7	–	–	–	0.1	–
Euro	121.3	50.5	54.5	–	(11.5)	(5.8)
Japanese yen	3,350.8	–	–	–	6.9	–
Norwegian krone	214.7	747.7	321.7	–	(5.3)	(22.5)
Singapore dollar	17.3	–	–	–	(0.1)	–
US dollar	174.3	47.4	148.0	126.5	4.4	(7.3)
Total					(16.8)	(38.7)

37. Financial instruments (continued)

For the fiscal year ended November 30, 2007

(in millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity	
	Buy		Sell		Maturity	
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Australian dollar	–	–	8.3	–	–	–
Brazilian real	25.2	–	–	–	1.0	–
British pound sterling	64.2	0.8	5.4	–	(0.2)	(0.1)
Danish krone	101.5	–	–	–	(0.4)	–
Euro	177.9	21.3	6.6	–	9.4	1.7
Norwegian krone	68.1	–	34.0	–	1.2	–
Singapore dollar	8.5	–	–	–	–	–
US dollar	89.6	12.7	100.7	10.1	(2.3)	(0.9)
Total					8.7	0.7

Hedge accounting

The following table details the outstanding forward foreign exchange currency contracts which are designated as hedging instruments as at reporting date:

For the fiscal year ended November 30, 2008

(in millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity	
	Buy		Sell		Maturity	
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:						
British pound sterling	11.6	–	–	–	(3.6)	–
Euro	5.8	–	–	–	(1.5)	–
Japanese yen	3,350.8	–	–	–	6.9	–
Norwegian krone	117.1	541.7	–	–	(3.4)	(13.3)
US dollar	112.0	47.4	148.0	126.5	(4.2)	(7.3)
Total					**(5.8)**	**(20.6)**

For the fiscal year ended November 30, 2007

(in millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity	
	Buy		Sell		Maturity	
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:						
British pound sterling	1.9	–	–	–	0.1	–
Euro	6.7	–	–	–	0.7	–
Norwegian krone	25.5	–	–	–	0.2	–
US dollar	29.9	5.8	87.1	10.1	2.6	(0.1)
Total					3.6	(0.1)

The Group earns revenue in currencies other than the functional currency of the contracting entity; at the reporting date the main such transactions are US dollar revenues for customer contracts in the African and Mediterranean region. The consolidated income statement is impacted when the services are performed by us and the related receivable is consequently recognised. The hedging reserve balance at November 30, 2008 is a loss of $32.2 million (2007: gain of $3.9 million) arising on hedges maturing on or before September 15, 2011. There is no material difference between the period of cash flow and that of consolidated income statement impact.

The Group incurs operating expenses in currencies other than the functional currency of the operating entity; at the reporting date the main such transactions are a Norwegian krone vessel charter and "one-off" project expenses in US dollars (primarily for projects in the African and Mediterranean region). The consolidated income statement is impacted when the supplier performs the underlying service and the related liability is consequently recognised. The hedging reserve balance at November 30, 2008 is a gain of $21.2 million (2007: loss of $1.4 million) arising on hedges maturing on or before November 15, 2013. There is no material difference between the period of the consolidated cash flow statement and that of the consolidated income statement impact.

37. Financial instruments (continued)

The Group invests capital expenditure amounts in respect of fixed assets which are in currencies other than the functional currency of the asset owning entity. The Group's policy is to adjust, at initial recognition, the carrying amount of the fixed asset. The impact on the income statement is in accordance with the depreciation schedule of the related fixed assets. The hedging reserve balance at November 30, 2008 is a loss of $0.6 million (2007: gain of $0.7 million) arising on hedges maturing on or before September 25, 2009. The impact on the consolidated income statement is expected to occur linearly within the seven years to November 30, 2015.

The effectiveness of foreign exchange hedges

The Group documents its assessment of whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. The Group assesses the effectiveness of foreign exchange hedges based on changes in fair value attributable to changes in spot prices; changes in fair value due to changes in the difference between the spot price and the forward price are excluded from the assessment of ineffectiveness and are recognised directly in the consolidated income statement.

The cumulative effective portion of changes in the fair value of derivatives is deferred in equity within 'other reserves' as hedging reserves (refer to Note 27 'Movements in reserves'). The resulting cumulative gains or losses will be recycled to the consolidated income statement upon the recognition of the underlying transaction or the discontinuance of a hedging relationship. Movements in respect of effective hedges are detailed in the consolidated statement of recognised income and expense.

The gains or losses relating to the ineffective portion of cash flow hedges is recognised in the consolidated income statement and amounted to a loss of $12.3 million (2007: $nil).

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges as follows:

For the fiscal year (in $ million)	2008	2007
As at December 1	**3.2**	2.0
Gains / (losses) on the effective portion of derivatives deferred to equity:		
– hedges on capital expenditure	**(0.8)**	1.7
– hedges on revenue	**(36.3)**	3.9
– hedges of operating expenses	**10.6**	(1.4)
– income tax gains recognised in equity	**8.5**	–
Cumulative deferred (gains) / losses transferred to Consolidated income statement: (*)		
– hedges on revenue	**(8.4)**	(0.1)
– hedges of operating expenses	**12.1**	(0.1)
Cumulative deferred gains / (losses) transferred to initial carrying amount:		
– hedges on capital expenditure	**(0.5)**	(3.6)
– income tax related to amounts transferred to initial carrying amount of hedged item	**–**	0.8
Balance at November 30	**(11.6)**	3.2

* Transfers are included in the following line items in the consolidated income statement:

For the fiscal year (in $ millions)	2008	2007
Cumulative deferred gains recognised in revenue	**9.8**	0.1
Cumulative deferred gains recognised in operating expenses	**0.6**	0.1
Cumulative deferred losses recognised in other gains and losses	**(14.1)**	–
Total	**(3.7)**	0.2

Transfers to the consolidated income statement include an amount of loss $12.0 million in respect of a forecast transaction which is no longer expected to occur; a committed vessel charter is expected to be cancelled due to late delivery of the vessel.

Interest rate risk management

The Group places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits. Changes in the interest rates associated with these deposits will impact the return generated.

37. Financial instruments (continued)
The Group borrows funds at fixed and variable interest rates and has certain revolving credit and guarantee facilities (refer to Note 29 'Borrowings').

The Group's exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section of this Note.

Interest rate sensitivity analysis
Interest on the facilities is discussed in Note 29 'Borrowings' is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and range from 0.8% to 1.9% per year. As at November 30, 2008 the Group had significant cash deposits leaving it in net cash position at a margin of 0.8% and it would have required a significant reduction in EBITDA during fiscal year 2008 to move the Group to the highest threshold.

The Group's income and equity balances are not significantly impacted by changes to interest rates.

Credit risk management
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group only invests with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies. The Group's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually. In respect of its clients and suppliers the Group uses credit ratings as well as other publicly available financial information and its own trading records to rate its major counterparties.

Net trade receivables (refer to Note 19 'Trade and other receivables') consist of a large number of clients, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

For the fiscal year (in $ millions)	2008	2007
Trade debtor category	Carrying amount	Carrying amount
National oil and gas companies	**68.0**	5.4
International oil and gas companies	**161.1**	280.5
Independent oil and gas companies	**68.5**	132.5
Total	**297.6**	418.4

National oil and gas companies are either partially or fully owned by or directly controlled by the government of any one country whereas both international and independent oil and gas companies have a majority of public or private ownership. International oil and gas companies are generally greater in size and scope than independent oil and gas companies although distinction between them ultimately relates to the way the company describes itself.

The Group depends on certain significant clients. During fiscal year 2008 two clients (2007: two clients) contributed to more than 10% of the Group's revenue from continuing operations. The contribution from these clients was $1,009.5 million (2007: $958.4 million). The amounts of the receivables balance of the Group's five major clients as at November 30 are shown in the table below:

For the fiscal year (in $ millions) Counterparty	2008	2007
Client A	**64.2**	120.2
Client B	**47.4**	95.7
Client C	**27.1**	0.1
Client D	**14.0**	–
Client E	**13.6**	–

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics as at November 30, 2008. The Group defines counterparties as having similar characteristics if they are related entities.

37. Financial instruments (continued)

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor's credit rating symbols.

For the fiscal year (in $ millions)	2008	2007
Counterparty	Carrying amount	Carrying amount
Counterparties rated AAA	100.0	–
Counterparties rated AA- to AA+	157.9	300.0
Counterparties rated A- to A+	72.5	–
Counterparties rated BBB + or below	–	–

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 29 'Borrowings' is a listing of undrawn facilities that the Group has at its disposal to further reduced liquidity risk.

Liquidity and interest risk tables

The following tables detail the Group's remaining contractual maturity for its non-derivative financial liabilities.

The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table consists of the principal cash flows:

For the fiscal year ended November 30, 2008

(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	70.4	112.7	–	–	–	183.1
Convertible loan notes	–	–	–	500.0	–	500.0

For the fiscal year ended November 30, 2007

(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	88.0	170.0	–	–	–	258.0
Convertible loan notes	–	–	–	500.0	–	500.0

The following table details the Group's liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows / (outflows) on the derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the balance sheet date.

For the fiscal year ended November 30, 2008

(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	3.3	21.3	38.6	58.6	–	121.8

For the fiscal year ended November 30, 2007

(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	1.1	1.4	9.5	1.5	–	13.5

37. Financial instruments (continued)

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

- foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contract;
- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;
- the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives; and
- the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities as indicated recorded at amortised cost in the financial statements approximate their fair values:

As at November 30 (in $ millions)	2008 Carrying amount	2008 Fair value	2007 Carrying amount	2007 Fair value
Financial assets:				
Cash and cash equivalents	**573.0**	**573.0**	582.7	582.7
Restricted cash deposits	**11.0**	**11.0**	8.9	8.9
Net trade receivables (see Note 19)	**297.6**	**297.6**	418.4	418.4
Employee loans	**3.0**	**3.0**	2.3	2.3
Fair value through profit or loss (FVTPL)	**33.3**	**33.3**	16.1	16.1
Derivative instruments in designated hedge accounting relationships	**30.9**	**30.9**	5.4	5.4
Financial liabilities:				
Borrowings – Other debt (including current portion)	**21.9**	**21.9**	9.5	9.5
Borrowings – Convertible notes	**397.4**	**397.4**	380.3	380.3
Fair value through profit or loss (FVTPL)	**62.4**	**62.4**	10.2	10.2
Derivative instruments in designated hedge accounting relationships	**57.3**	**57.3**	1.9	1.9

Assumptions used in determining fair value of financial assets and liabilities

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2008 and 2007 using debt instruments of similar risk.

Restricted cash deposits

The carrying amounts of restricted cash deposits approximate their fair value which is based on actual deposits held with financial institutions.

Net trade receivables

The fair value of trade receivables is based on their carrying value which is representative of outstanding debtor amounts owing and includes taking into consideration any amounts of possible doubtful debt.

Employee loans

The carrying amounts of employee loans approximate their fair value. The value of these debts is based on actual amounts to be repaid in the future.

Borrowings – Convertible notes

The fair value of the liability component of convertible notes is determined assuming redemption on October 10, 2013 and using a 7.35% interest rate and holding the credit risk margin constant.

37. Financial instruments (continued)

Forward foreign exchange contracts

The fair value of outstanding financial instruments (as indicated above in the table as FVTPL and derivative instruments) is calculated, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange.

38. Related party transactions

Key management personnel

Key management personnel includes the Board of Directors, the Vice Presidents of each of the six geographical regions or divisions and other members of the Group's Corporate Management Team. The remuneration of these personnel is determined by the compensation committee having regard to the performance of individuals and market trends.

The remuneration of key management personnel during the year was as follows:

For the fiscal year (in $ millions)	2008	2007
Short-term employee benefits	**12.4**	17.6
Termination payment	**–**	–
Share based payment	**0.8**	(0.6)
Post-employment benefits	**0.8**	0.7
Other long-term benefits	**0.4**	0.7
Total	**14.4**	18.4

Transactions with key management personnel

The principal executive offices were relocated during fiscal year 2008 from Sunbury-on-Thames to Hammersmith in the United Kingdom. One of the key management personnel received relocation assistance which takes the form of a $0.1million reimbursement of professional fees and associated relocation costs, $0.1 million per annum mortgage assistance over a four year period from the date of completion of his new property purchase and a guaranteed receipt of the market value of the property in Sunbury-on-Thames from the date of announcement of the relocation. The property was sold to a third party in the third quarter of fiscal year 2008 resulting in a loss of less than $0.1 million.

During the fourth quarter of fiscal year 2008 share options were exercised by one member of the key management personnel. The Group paid $0.3 million of payroll taxes associated with this exercise which was subsequently reimbursed on December 1, 2008. The amount is therefore considered to be a loan to a related party as at November 30, 2008.

During fiscal year 2008, 352,500 share options (2007: nil options) were granted to the key management personnel. On December 1, 2008 options granted in the fiscal year 2008 to the Non-executive directors were cancelled as part of the Group's continuous effort of improving corporate governance procedures.

Loans to related parties

As disclosed in Note 16 'Interest in associates and joint ventures', the Group has provided loans to associates and joint venture entities at rates comparable to the average commercial rate of interest amounting to $39.4 million (2007: $38.8 million).

Loans to key management personnel were $0.3 million (2007: $nil) as noted above.

Employee loans consisting primarily of salary and travel advances to employees in furtherance of our business amounted to $3.0 million (2007: $2.3 million).

Trading transactions

During the year, the Group enterered into transactions with joint ventures and associates which are reported in Note 16 'Interest in associates and joint ventures' and are made on terms equivalent to those that prevail in arm's length transactions and are made only if such terms can be substantiated.

39. Share based payments

Equity-settled share option plan

The Group operates a share option plan which was approved in April 2003 (the '2003 Plan'). This plan includes of an additional option plan for key directors and employees' resident in France (the 'French Plan') as a sub-plan, and additional options which are granted under the Senior Management Incentive Plan (SMIP).

A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted. Following shareholder approval at the Extraordinary General Meeting held on December 18, 2008, the 2003 Plan was expanded to cover up to 8,710,000 shares. This plan replaced the previous plan (the '1993 Plan'). Any options granted under the French Plan also count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance share options are therefore recognised using the graded vesting attribution method. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. Furthermore, options are generally forfeited if the option holder leaves the Group under any circumstances other than due to the option holder's death, disability or retirement before his or her options are exercised.

In fiscal year 2008 1,052,500 common share options (2007: 52,000 common share options) were granted, which included 234,000 options (2007: 22,000 options) granted under the French Plan. These options were granted subject to shareholder approval which was obtained at the Extraordinary General Meeting held on December 18, 2008.

Restricted share plan

During fiscal year 2008 the Group introduced a restricted share plan to provide a retention incentive to selected senior executives. The number of shares that may be awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Group until the restricted period lapses.

In fiscal year 2008, 65,000 restricted shares were issued at a weighted average price and fair value of $22.23 being the market price on the date of issue.

Executive deferred incentive scheme

During fiscal year 2008 the Group introduced a deferred incentive scheme for selected senior executives. The scheme enabled the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of the Group which will be matched in shares at the end of three years subject to performance conditions. The amount of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

Option activity including the SMIP, are as follows:

For the fiscal year	**Number of options 2008**	**Weighted average exercise price in $ 2008**	Number of options 2007	Weighted average exercise price in $ 2007
Outstanding at December 1	**5,115,696**	**8.64**	8,500,241	6.77
Granted	**1,052,500**	**22.67**	52,000	20.94
Exercised	**(1,088,952)**	**3.83**	(3,403,865)	4.20
Forfeited	**(228,339)**	**16.28**	(32,680)	6.22
Expired	**(333,593)**	**11.23**	–	–
Outstanding at November 30	**4,517,312**	**12.51**	5,115,696	8.64
Exercisable at the end of the period	**2,686,308**	**8.29**	2,696,840	6.68

The weighted average fair value of options granted during the fiscal year was $10.79 (2007: $9.62).

39. Share based payments (continued)

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:

For the fiscal year	2008	2007
Weighted average share price (in $)	**22.67**	20.94
Weighted average exercise price (in $)	**22.67**	20.94
Expected volatility	**55.9%**	45.8%
Expected life	**5 years**	5 years
Risk free rate	**2.5%**	4.6%
Expected dividends (in $)	**0.21**	–

The expected life of an option is determined by taking into consideration the vesting period of options, the observed historical pattern of share option exercises, the effect of non-transferability and exercise restrictions. The expected volatility over the expected term of the options is estimated from our historical volatility. For fiscal year 2008 the expected dividend takes into account the expected dividends over the four year vesting period assuming a growth rate of 5% over the $0.21 dividend declared during the year. For fiscal year 2007 the expected dividends were $nil as a historical pattern of dividends payments had not been established at the grant dates and it was the first time the Group had paid a dividend of $0.20.

The following table summarises information about share options outstanding as at November 30, 2008:

	Options outstanding		
Common shares (range of exercise prices)	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)
$17.01 – 26.16	**1,842,826**	**8.67**	**21.09**
$10.01 – 17.00	**1,029,797**	**5.52**	**11.08**
$3.01 – 10.00	**785,162**	**5.69**	**5.67**
$1.19 – 3.00	**859,527**	**5.03**	**2.10**
Total	**4,517,312**	**6.74**	**12.51**

The following table summarises the compensation expense recognised during the year:

For the fiscal year (in $ millions)	2008	2007
Non-performance based share options	**3.5**	4.0
Senior Management Incentive Plan	**–**	0.2
Restricted Share Plan	**0.3**	–
Executive Deferred Incentive Scheme	**0.1**	–
Total	**3.9**	4.2

The non-performance based share options are stated taking into consideration the taxation benefit of $5.8 million (2007: tax benefit $3.6 million).

40. Retirement benefit schemes

The Group operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees.

Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for fiscal year 2008 was $24.2 million (2007: $6.7 million).

The Group operates both funded and unfunded benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels at retirement age. Plan assets of the funded schemes are primarily comprised of marketable securities.

During fiscal year 2008 one of the Norwegian funded schemes for existing onshore employees still in service was settled and gains of $33.3 million were recognised in the consolidated income statement in accordance with IAS19, *Employee Benefits*. Of this gain $30.0 million was recognised in operating expenses and $3.3 million in administrative expenses. The gain is a result of a break in the link between the benefit and future salary, and a difference between the cost of settling the benefit and the accounting liability under IAS19. A liability remains for existing pensioners under this plan. The settlement eliminated the Group's entire legal or constructive obligation for the defined benefits in respect of non-pensioners under this plan. The Group set up a defined contribution scheme for these employees.

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement benefit schemes is as follows:

For the fiscal year (in $ millions)	2008	2007
Present value of defined benefit obligations	**33.9**	99.4
Fair value of plan assets in defined scheme	**(24.8)**	(62.2)
Deficit in defined scheme	**9.1**	37.2
Present value of unfunded defined benefit obligation	**9.1**	11.3
Past service cost not yet recognised in balance sheet	**2.9**	–
Net liability recognised in the balance sheet	**21.1**	48.5
This amount is presented in the balance sheet as follows:		
Retirement benefit asset	**(0.1)**	(1.1)
Retirement benefit obligations	**21.2**	49.6
Total	**21.1**	48.5

40. Retirement benefit schemes (continued)

The following table provides a reconciliation of the retirement benefit obligations:

	Norway		United Kingdom		France		Total	
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007	2008	2007
Change in present value of defined benefit obligation:								
At December 1	**72.3**	58.0	**28.5**	27.0	**9.4**	7.2	**110.2**	92.2
Service costs	**8.3**	9.6	**0.2**	0.6	**0.7**	0.5	**9.2**	10.7
Members' contribution	**–**	–	**0.1**	0.2	**–**	–	**0.1**	0.2
Interest cost	**2.6**	2.8	**1.3**	1.4	**0.4**	0.3	**4.3**	4.5
Actuarial gains / (losses)	**2.6**	(5.1)	**(3.0)**	(1.7)	**1.7**	2.0	**1.3**	(4.8)
Benefits paid	**(0.5)**	(0.5)	**(0.7)**	(0.6)	**(0.5)**	(0.5)	**(1.7)**	(1.6)
Norwegian national insurance	**(2.8)**	0.2	**–**	–	**–**	–	**(2.8)**	0.2
Settlement	**(52.6)**	–	**–**	–	**–**	–	**(52.6)**	–
Other	**–**	–	**–**	–	**(2.8)**	0.5	**(2.8)**	0.5
Foreign currency exchange rate changes	**(13.8)**	7.3	**(7.3)**	1.6	**(1.3)**	(0.6)	**(22.4)**	8.3
At November 30	**16.1**	72.3	**19.1**	28.5	**7.6**	9.4	**42.8**	110.2
Change in fair value of plan assets:								
At December 1	**41.5**	31.3	**20.7**	17.2	**–**	–	**62.2**	48.5
Estimated return on plan assets	**1.8**	2.3	**1.2**	1.2	**–**	–	**3.0**	3.5
Actuarial gains / (losses)	**(3.9)**	(1.1)	**(4.8)**	1.0	**–**	–	**(8.7)**	(0.1)
Members' contribution	**–**	–	**0.1**	0.2	**–**	–	**0.1**	0.2
Company contributions	**5.2**	5.6	**0.9**	0.7	**–**	–	**6.1**	6.3
Benefits paid	**(0.5)**	(0.5)	**(0.7)**	(0.6)	**–**	–	**(1.2)**	(1.1)
Settlement	**(23.4)**	–	**–**	–	**–**	–	**(23.4)**	–
Other	**(0.2)**	–	**–**	–	**–**	–	**(0.2)**	–
Foreign currency exchange rate changes	**(7.9)**	3.9	**(5.2)**	1.0	**–**	–	**(13.1)**	4.9
At November 30	**12.6**	41.5	**12.2**	20.7	**–**	–	**24.8**	62.2
Funded Status	**(3.5)**	(30.8)	**(6.9)**	(7.8)	**(7.6)**	(9.4)	**(18.0)**	(48.0)
Past service costs not yet recognised in Balance Sheet							**(2.9)**	–
Indonesian retirement indemnity plan							**(0.2)**	(0.5)
Overall Status							**(21.1)**	(48.5)

Included within the defined benefit obligation are amounts arising from plans which are unfunded. The unfunded plans are one Norwegian plan with an obligation of $1.3 million (2007: $1.4 million) and the French plan.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Norway		United Kingdom		France		Total – weighted average	
For the fiscal year (in %)	2008	2007	2008	2007	2008	2007	2008	2007
Key assumptions used:								
Discount rate	**4.3**	4.7	**7.0**	6.0	**6.0**	4.5	**5.8**	5.0
Expected return on scheme assets	**6.3**	5.8	**7.6**	7.3	**–**	–	**6.9**	6.3
Rate of compensation increase	**4.5**	4.5	**4.3**	4.3	**4.9**	4.5	**4.5**	4.5

40. Retirement benefit schemes (continued)

Amounts recognised in the consolidated income statement within revenue, operating expenses and administrative expenses in respect of these defined benefit schemes are as follows:

	Norway		United Kingdom		France		Total	
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007	2008	2007
Service cost	**8.3**	9.5	**0.2**	0.6	**0.7**	0.6	**9.2**	10.7
Interest cost	**2.6**	2.8	**1.3**	1.4	**0.4**	0.3	**4.3**	4.5
Expected return on plan assets	**(1.8)**	(2.3)	**(1.2)**	(1.2)	**–**	–	**(3.0)**	(3.5)
Past service cost	**–**	–	**–**	–	**(0.7)**	0.9	**(0.7)**	0.9
Settlement	**(33.3)**	–	**–**	–	**–**	–	**(33.3)**	–
Norwegian national insurance	**1.3**	1.4	**–**	–	**–**	–	**1.3**	1.4
Total	**(22.9)**	11.4	**0.3**	0.8	**0.4**	1.8	**(22.2)**	14.0

The amount recognised in the consolidated income statement for the Indonesian plan was $0.2 million (2007: $0.2 million).

The estimated amounts of contributions expected to be paid to the scheme during fiscal year 2009 is $1.5 million (2007: expected contributions in fiscal year 2008 was $5.8 million).

Actuarial gains and losses have been reported in the statement of recognised income and expense. Actuarial gains and losses have been reported in the statement of recognised income and expense. The net cumulative amount after tax of actuarial losses recognised in the statement of recognised income and expenses is $35.2 million (2007: $25.1 million), after tax effects of $11.0 million (2007: $9.9 million).

The actual loss on scheme assets was $5.7 million (2007: actual return on scheme assets was $3.4 million).

The major categories of plan assets, and the expected rate of return at the balance sheet date for each category, are as follows:

	Norway		United Kingdom		Total	
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007
Equity instruments	**0.8**	12.2	**8.7**	15.2	**9.5**	27.4
Bonds	**7.7**	18.4	**3.4**	5.1	**11.1**	23.5
Real estate	**2.1**	6.3	**–**	–	**2.1**	6.3
Other assets	**2.0**	4.6	**0.1**	0.4	**2.1**	5.0
Total	**12.6**	41.5	**12.2**	20.7	**24.8**	62.2

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. This takes into account the evaluation of the plans assets, the plans proposed asset allocation, historical trends and experience and current and expected market conditions.

The history of experience adjustments is as follows:

For the fiscal year (in $ millions)	2008	2007
Present value of defined benefit obligations	**42.8**	110.2
Fair value of scheme assets	**(24.8)**	(62.2)
Deficit in the scheme	**18.0**	48.0
Experience adjustments on scheme liabilities	**(1.3)**	4.8
Experience adjustments on scheme assets	**(8.7)**	(0.1)

In accordance with the transitional provisions for the amendments to IAS19, *Employee Benefits* in December 2004, the disclosures above are determined prospectively from the date of transition to IFRS.

41. Deferred revenue

Revenue deferred relating to the Group's obligations are as indicated:

For the fiscal year (in $ millions)	2008	2007
Construction contracts (see Note 22)	**245.8**	185.8
Advances received from clients (see below)	**59.8**	31.6
Total	**305.6**	217.4

Construction contracts are the gross amount due to clients for contract work billed prior to progress of work performed. This is adjusted for estimated losses at completion.

Advances are amounts received before the related work is performed.

The total deferred revenue relates to periods not exceeding twelve months.

Advances received from clients are recognised as follows:

For the fiscal year (in $ millions)	2008	2007
Balance at December 1	**31.6**	51.2
Revenue deferred in respect of revenue booked in advance	**59.8**	10.7
Revenue recognised on discharge of obligation	**(31.6)**	(30.3)
Balance at November 30	**59.8**	31.6

42. Cash flow from operating activities

For the fiscal year November 30 (in $ millions)	Notes	2008	2007
Cash flows from operating activities:			
Net income		**307.2**	134.5
Adjustments for:			
Depreciation of property, plant and equipment	15	**115.8**	91.0
Net impairment of property, plant and equipment	15	**(11.5)**	0.3
Amortisation of intangible assets	14	**0.2**	0.3
Share in net income of associates and joint ventures	16	**(63.0)**	(31.5)
Mobilisation costs		**2.4**	2.6
Share based payments	39	**3.9**	4.2
Interest on convertible loan notes	30	**28.4**	27.1
Inventories written back / (written off)		**0.9**	(0.7)
Deferred tax		**46.1**	(2.2)
Gains on disposal of property, plant and equipment	9	**(5.4)**	(13.6)
Foreign currency on liquidation of entities	16	**0.3**	1.4
		425.3	213.4
Changes in operating assets and liabilities, net of acquisitions:			
Increase in inventories		**(10.8)**	(5.9)
Increase in trade and other receivables		**(47.6)**	(90.0)
Increase / (decrease) in accrued salaries and benefits		**2.3**	(5.2)
Increase in trade and other liabilities		**235.5**	(8.0)
(Decrease) / increase in current tax liabilities		**(96.7)**	145.8
Net realised mark-to-market hedging transactions		**(14.9)**	1.2
		67.8	37.9
Net cash generated from operating activities		**493.1**	251.3

During fiscal year 2008 the Group paid tax of $213.6 million (2007: $75.7 million).

43. Explanation of transition to IFRS

This is the first year that Acergy is presenting its financial statements under International Financial Reporting Standards (IFRS). The following disclosures are required in the year of transition. The last financial statements under US GAAP were for the year ended November 30, 2007 and the date of transition to IFRS was therefore December 1, 2006.

Accordingly the Group has prepared financial statements which comply with IFRS applicable from periods beginning on or after December 1, 2006, and significant accounting policies are set forth in Note 3. The analysis below includes a reconciliation of net assets and income as reported under US GAAP as at November 30, 2007 to the revised net assets and income under IFRS as reported in these financial statements (refer to column 'IFRS 2007'). In addition, there is a reconciliation of net assets under US GAAP to IFRS as at the IFRS transition of December 1, 2006 (refer to column 'IFRS 2006'). The notes (a) to (j) below give further details of the transition effect.

Furthermore, the 'IFRS 2007' amounts had to be restated due to the Group disposing of some operational assets after November 30, 2008 (refer to Note 12 'Discontinued operations' and Note 20 'Assets classified as held for sale') and hence the net effect of comparative results have changed as shown in the column 'IFRS 2007 – restated'.

Reconciliation of income for 2007

For the fiscal year (in $ millions)	US GAAP	Employee Benefits	Property, Plant and Equipment	Intangible Assets	Financial Instruments – Convertible Notes	Share-based Payment Transactions	Income Taxes	IFRS 2007	Discontinued operations – adjustment	IFRS 2007 – restated
Notes		(e)	(d)	(j)	(g)	(b)	(c)			
Revenue	2,663.4	–	–	–	–	–	–	**2,663.4**	(257.1)	**2,406.3**
Cost of sales	(2,122.6)	(0.6)	(0.6)	–	–	3.1	–	**(2,120.7)**	261.6	**(1,859.1)**
Gross profit	540.8	(0.6)	(0.6)	–	–	3.1	–	**542.7**	4.5	**547.2**
Other operating income	0.6	–	–	–	–	–	–	**0.6**	(0.2)	**0.4**
Administrative expenses	(227.7)	–	–	–	–	–	–	**(227.7)**	0.1	**(227.6)**
Other operating expenses	(0.2)	–	–	–	–	–	–	**(0.2)**	0.2	**–**
Share of results of associates and joint ventures	31.3	–	(1.4)	1.6	–	–	–	**31.5**	–	**31.5**
Net operating income from continuing operations	344.8	(0.6)	(2.0)	1.6	–	3.1	–	**346.9**	4.6	**351.5**
Investment income	30.8	–	–	–	–	–	–	**30.8**	–	**30.8**
Other gains and losses	2.1	–	–	–	–	–	–	**2.1**	(1.5)	**0.6**
Finance costs	(22.9)	–	–	–	(14.5)	–	(1.6)	**(39.0)**	–	**(39.0)**
Net income before tax	354.8	(0.6)	(2.0)	1.6	(14.5)	3.1	(1.6)	**340.8**	3.1	**343.9**
Taxation	(199.9)	–	–	–	–	(1.5)	(10.8)	**(212.2)**	(2.9)	**(215.1)**
Net income from continuing operations	154.9	(0.6)	(2.0)	1.6	(14.5)	1.6	(12.4)	**128.6**	0.2	**128.8**
Net income from discontinued operations	5.9	–	–	–	–	–	–	**5.9**	(0.2)	**5.7**
Net income / (loss)	160.8	(0.6)	(2.0)	1.6	(14.5)	1.6	(12.4)	**134.5**	–	**134.5**

43. Explanation of transition to IFRS (continued)

Reconciliation of equity at December 1, 2006 (Date of transition to IFRS)

(in $ millions)	US GAAP	Reclassification of Dry-dock expenditure	Share-based Payments	Employee Benefits	Reclassification of Minority Interest	Impairment of Assets	Financial Instruments – Convertible Notes	Financial Instruments – Hedging Capital Expenditure	Other Non-material items	IFRS 2006
Notes		(a)	(b)	(e)	(f)	(i)	(g)	(h)		
Intangible assets	4.1	–	–	–	–	–	–	–	–	**4.1**
Property, plant and equipment	645.6	28.4	–	–	–	–	–	(2.2)	1.4	**673.2**
Interest in associates and joint ventures	68.2	–	–	(0.4)	–	8.6	–	–	0.5	**76.9**
Advances and receivables [a]	79.6	(28.4)	–	(5.9)	–	–	(7.7)	–	–	**37.6**
Deferred tax assets	31.0	–	10.4	6.1	–	–	–	–	–	**47.5**
Total non-current assets	828.5	–	10.4	(0.2)	–	8.6	(7.7)	(2.2)	1.9	**839.3**
Inventories	23.5	–	–	–	–	–	–	–	(1.4)	**22.1**
Trade and other receivables [a]	412.0	–	–	–	–	–	–	–	–	**412.0**
Other accrued income and prepaid expenses	206.9	–	–	–	–	–	(1.3)	–	–	**205.6**
Restricted cash balances	4.1	–	–	–	–	–	–	–	–	**4.1**
Cash and cash equivalents	717.5	–	–	–	–	–	–	–	–	**717.5**
Assets held for sale	16.7	–	–		–	–	–	–	–	**16.7**
Total current assets	1,380.7	–	–	–	–	–	(1.3)	–	(1.4)	**1,378.0**
Total assets	2,209.2	–	10.4	(0.2)	–	8.6	(9.0)	(2.2)	0.5	**2,217.3**
Issued share Capital	389.0	–	–	–	–	–	–	–	–	**389.0**
Own shares	(17.5)	–	–	–	–	–	–	–	–	**(17.5)**
Paid-in surplus	475.0	–	5.0	–	–	–	–	–	–	**480.0**
Equity reserve	–	–		–	–	–	110.7	–	–	**110.7**
Translation reserve	18.1	(18.1)		–	–	–	–	–	–	**–**
Other reserves	(10.6)	–		(15.3)	–	–	–	(2.2)	–	**(28.1)**
Accumulated deficit	(154.3)	18.1	(7.6)	–	–	8.6	(1.9)	–	–	**(137.1)**
Minority interest	–	–	–	–	18.7	–	–	–	–	**18.7**
Total equity	699.7	–	(2.6)	(15.3)	18.7	8.6	108.8	(2.2)	–	**815.7**
Trade and other payables [a]	663.1	–	13.0	–	–	–	–	–	–	**676.1**
Current tax liabilities	12.6	–	–	–	–	–	–	–	–	**12.6**
Current borrowings	2.4	–	–	–	–	–	–	–	–	**2.4**
Deferred revenue	234.8	–	–	–	–	–	–	–	–	**234.8**
Non-current borrowings	507.1	–	–	–	–	–	(135.5)	–	–	**371.6**
Retirement benefit obligations	29.5	–	–	15.1	–	–	–	–	–	**44.6**
Deferred tax liabilities	13.5	–	–	–	–	–	17.7	–	–	**31.2**
Minority interest	18.7	–	–	–	(18.7)	–	–	–	–	**–**
Other non-current liabilities	27.8	–	–	–	–	–	–	–	0.5	**28.3**
Total liabilities	1,509.5	–	13.0	15.1	(18.7)	–	(117.8)	–	0.5	**1,401.6**
Total equity and liabilities	2,209.2	–	10.4	(0.2)	–	8.6	(9.0)	(2.2)	0.5	**2,217.3**

(a) Includes derivative financial instruments.

43. Explanation of transition to IFRS (continued)

Reconciliation of equity at November 30, 2007 (date of last US GAAP financial statements)

(in $ millions)	US GAAP	Reclassification of Dry-dock expenditure	Share-based Payments	Income Taxes	Employee Benefits	Reclassification of Minority Interest	Impairment of Assets	Financial Instruments – Convertible Notes	Financial Instruments – Hedging Capital Expenditure	Intangible Assets	Other Non-material Items	IFRS 2007
Notes		(a)	(b)	(c)	(e)	(f)	(i)	(g)	(h)	(j)		
Intangible assets	3.7	–	–	–	–	–	–	–	–	–	–	**3.7**
Property, plant and equipment	787.8	31.2	–	–	–	–	–	–	(5.6)	–	0.8	**814.2**
Interest in associates and joint ventures	98.0	–	–	–	(0.4)	–	7.2	–	–	1.6	–	**106.4**
Advances and receivables	78.1	(31.2)	–	–	(0.9)	–	–	(6.4)	–	–	–	**39.6**
Derivative financial instruments	0.2	–	–	–	–	–	–	–	–	–	–	**0.2**
Retirement benefit assets	1.1	–	–	–	–	–	–	–	–	–	–	**1.1**
Deferred tax assets	48.2	–	7.9	–	3.8	–	–	–	–	–	–	**59.9**
Total non-current assets	1,017.1	–	7.9	–	2.5	–	7.2	(6.4)	(5.6)	1.6	0.8	**1,025.1**
Inventories	30.6	–	–	–	–	–	–	–	–	–	(1.4)	**29.2**
Trade and other receivables	485.1	–	–	–	–	–	–	–	–	–	–	**485.1**
Derivative financial instruments	21.3	–	–	–	–	–	–	–	–	–	–	**21.3**
Other accrued income and prepaid expenses	274.7	–	–	–	–	–	–	(1.3)	–	–	–	**273.4**
Restricted cash balances	8.9	–	–	–	–	–	–	–	–	–	–	**8.9**
Cash and cash equivalents	582.7	–	–	–	–	–	–	–	–	–	–	**582.7**
Assets held for sale	1.1	–	–	–	–	–	–	–	–	–	–	**1.1**
Total current assets	1,404.4	–	–	–	–	–	–	(1.3)	–	–	(1.4)	**1,401.7**
Total assets	2,421.5	–	7.9	–	2.5	–	7.2	(7.7)	(5.6)	1.6	(0.6)	**2,426.8**
Issued share capital	389.9	–	–	–	–	–	–	–	–	–	–	**389.9**
Own shares	(111.2)	–	–	–	–	–	–	–	–	–	–	**(111.2)**
Paid-in surplus	488.9	–	4.0	–	–	–	–	–	–	–	–	**492.9**
Equity reserve	–	–	–	–	–	–	–	110.7	–	–	–	**110.7**
Translation reserve	47.2	(18.1)	–	–	–	–	–	–	–	–	–	**29.1**
Other reserves	(6.6)	–	–	–	(9.7)	–	–	–	(5.6)	–	–	**(21.9)**
Retained earnings	(79.5)	18.1	(6.0)	(12.4)	(0.6)	–	7.2	(16.4)	–	1.6	(0.6)	**(88.6)**
Minority interest	–	–	–	–	–	18.1	–	–	–	–	–	**18.1**
Total equity	728.7	–	(2.0)	(12.4)	(10.3)	18.1	7.2	94.3	(5.6)	1.6	(0.6)	**819.0**

43. Explanation of transition to IFRS (continued)

(in $ millions)	US GAAP	Reclassification of Dry-dock expenditure	Share-based Payments	Income Taxes	Employee Benefits	Reclassification of Minority Interest	Impairment of Assets	Financial Instruments – Convertible Notes	Financial Instruments – Hedging Capital Expenditure	Intangible Assets	Other Non-material Items	IFRS 2007
Trade and other payables	679.1	–	9.9	12.4	–	–	–	–	–	–	–	**701.4**
Derivative financial instruments	12.1	–	–	–	–	–	–	–	–	–	–	**12.1**
Provisions	8.8	–	–	–	–	–	–	–	–	–	–	**8.8**
Current tax liabilities	157.3	–	–	–	–	–	–	–	–	–	–	**157.3**
Current borrowings	3.2	–	–	–	–	–	–	–	–	–	–	**3.2**
Deferred revenue	217.4	–	–	–	–	–	–	–	–	–	–	**217.4**
Non-current borrowings	506.3	–	–	–	–	–	–	(119.7)	–	–	–	**386.6**
Retirement benefit obligations	36.8	–	–	–	12.8	–	–	–	–	–	–	**49.6**
Deferred tax liabilities	17.9	–	–	–	–	–	–	17.7	–	–	–	**35.6**
Minority interest	18.1	–	–	–	–	(18.1)	–	–	–	–	–	**–**
Non-current provisions	2.0	–	–	–	–	–	–	–	–	–	–	**2.0**
Other non-current liabilities	33.8	–	–	–	–	–	–	–	–	–	–	**33.8**
Total liabilities	1,692.8	–	9.9	12.4	12.8	(18.1)	–	(102.0)	–	–	–	**1,607.8**
Total equity and liabilities	2,421.5	–	7.9	–	2.5	–	7.2	(7.7)	(5.6)	1.6	(0.6)	**2,426.8**

(a) IFRS 1 – First-time Adoption of IFRS

Cumulative Translation Differences – IFRS 1 allows cumulative currency translation differences to be set to zero as at the transition date and translation differences arising subsequently are accumulated from that date. The effect of this was a one-off reduction of the accumulated deficit as at December 1, 2006 of $18.1 million, with no effect on equity or net income.

Reclassification of Dry-dock Expenditure – Under US GAAP, expenditure incurred to maintain a vessel's classification, is deferred and amortised over the period until the next dry-docking is scheduled for the asset (i.e. 2.5 years to 5 years). Under IFRS it is capitalised as a distinct component of the asset and depreciated over the same period. The effect is to reclassify $31.2 million of deferred dry-dock expenditure from non-current prepayments (US GAAP) to property, plant and equipment (IFRS) at November 30, 2007 (2006: $28.4 million) with no effect on equity.

(b) IFRS 2 – Share-based Payments

Corporate Taxation – IFRS 2 requires the estimated future corporate income tax costs and social security costs impacting on the share options to be accrued in the current results, based on the share price at the reporting date. US GAAP previously required recognition of payroll taxes only when the tax is levied. The effect of this is the immediate recognition of additional costs and taxation costs through the consolidated income statement and the tax liability.

Deferred Taxation – In addition the deferred tax is calculated based on the tax deduction for the share-based payment under the applicable tax law, whereas under US GAAP this was based on the accounting expense and adjusted up/down at realisation of the tax benefit/deficit.

The effect of these adjustments is to increase the deferred income tax asset and trade and other payables associated with a further net effect on shareholders' paid in surplus and retained earnings.

The effect of this adjustment is to increase deferred income tax assets by $7.9 million as at November 30, 2007 (2006: $10.4 million), and trade and other payables by $9.9 million as at November 30, 2007 (2006: $13.0 million). The net effect on equity is a $2.0 million reduction as at November 30, 2007 (2006: $2.6 million). Net income for the year increases by $1.6 million for the year ended November 30, 2007.

43. Explanation of transition to IFRS (continued)

(c) IAS 12 – Income Taxes
IFRS introduces a number of detailed provisions, some of which differ to those under US GAAP. As a result of these differences under IFRS, in the year ended November 30, 2007 an additional $12.4 million tax charge was recorded in respect of gains on intercompany asset sales.

This is in addition to recording the tax effect of the accounting adjustments identified as a result of conversion to IFRS. These tax effects are described, as applicable, alongside the discussion of the related IFRS adjustment.

(d) IAS 16 – Property, Plant and Equipment
Under IFRS, the reversal of a prior impairment by one of Acergy's non-consolidated joint ventures (NKT Flexibles) results in increased depreciation charges. Refer to the discussion below in respect of IAS 36 for details of the reversal of the impairment. The effect of this is to reduce the share of net income of non-consolidated joint ventures and associates by $1.4 million in the year ended November 30, 2007.

(e) IAS 19 – Employee Benefits
The pension funding shortfalls attributable to actuarial gains and losses, which under US GAAP were spread over future periods through the consolidated income statement, are required to be recorded in full in equity under IFRS. The effect is an increase in pension liabilities of $12.8 million as at November 30, 2007 (2006: $15.1 million), resulting in an after tax reduction in shareholders' equity of $10.3 million as at November 30, 2007 (2006: $15.3 million).

(f) IAS 27 – Consolidated and Separate Financial Statements
Under IFRS, minority interests are classified as equity rather than as liabilities under US GAAP. The effect of this is an increase in equity of $18.1 million at November 30, 2007 (2006: $18.7 million), with a corresponding decrease in non-current liabilities.

(g) IAS 32 – Financial Instruments
Convertible Notes – IFRS requires separate valuation of the equity option associated with convertible notes. The effect of this adjustment is a decrease in borrowings of $119.7 million at November 30, 2007 (2006: $135.5 million) with a corresponding after-tax increase in shareholders' equity at November 30, 2007 of $94.3 million (2006: $108.8 million). Reported borrowing costs for the year ended November 30, 2007 increase by $14.5 million in respect of the amortisation of the discount.

(h) IAS 39 – Financial Instruments
Hedging Capital Expenditure – Under IFRS the impact of hedging capital expenditure transactions is included in the cost of construction and depreciated over the useful life of the asset, whereas under US GAAP the amounts are deferred in equity and are amortised to income as the asset is depreciated. The effect of this adjustment is a decrease in property, plant and equipment of $5.6 million at November 30, 2007 (2006: $2.2 million), with a corresponding decrease in equity.

(i) IAS 36 – Impairment of Assets
IFRS requires an asset impairment to be reversed in the event of a subsequent increase in the recoverable amount of the asset. US GAAP does not permit this. In 2006 the non-consolidated joint venture NKT Flexibles reversed an impairment charge in its IFRS books that it had recorded in 2002 in respect of under-utilisation of its manufacturing plant. The effect of this reversal is an increase in investment in associates of $7.2 million as at November 30, 2007 (2006: $8.6 million), with an equivalent reduction in accumulated deficit. Acergy's share of the associated increased depreciation charge for the year ended November 30, 2007 is $1.4 million after tax, and is included in the share of results of associates.

(j) IAS 38 – Intangible Assets
IFRS requires development costs incurred to establish patents to be capitalised and amortised over the useful life of the patents concerned. The only capitalised patents in the Group are those developed by NKT Flexibles and capitalised in the fourth quarter of 2007. The effect of this is an increase in net equity as at November 30, 2007 of $1.6 million.

Explanation of material adjustments to the cash flow statement for 2007
The transition from US GAAP to IFRS has no effect on the reported cash flows generated by the Group. The IFRS cash flow statement is presented in a different format from that previously required under US GAAP with cash flows split into three categories of activities – operating activities, investing activities, finance activities.

The reconciling items between the US GAAP presentation and the IFRS presentation have no net impact on the cash flow generated.

44. Post balance sheet events

On January 9, 2009 the sale of the *Acergy Piper*, a semi-submersible pipe-lay barge, which operated primarily in the North Sea and more recently on the Mexilhão project in Brazil, to Saipem (Portugal) Comercio S.U. Lda for $78.0 million, was completed. Effectively this represents the disposal of the Trunkline business which was a non-core segment of the Group. Both Note 12 'Discontinued operations' and Note 20 'Assets classified as held for sale' disclose additional information relating to this transaction.

On February 12, 2009 the Board resolved to recommend a dividend per common share of $0.22 (2007: $0.21), subject to shareholder approval at the Annual General Meeting.

Investor Information

Investor Relations

The Investor Relations section of this Annual Report provides an outline of the Group's communication strategy towards shareholders, contact details for the Investor Relations team, Transfer Agents, Registrars and Depository Bank.

Acergy S.A. is a Company registered in Luxembourg whose stock trades on the Nasdaq Global Select Market and Oslo Stock Exchanges, with its Principal Executive Office c/o Acergy M.S. Limited, based in London. The Group reports quarterly in accordance with International Financial Reporting Standards.

Acergy's senior management devote a considerable amount of their time to communication with shareholders and analysts by means of quarterly earnings reports and associated presentations and conference calls. A playback facility for conference calls is available for seven days after each call and a conference call transcript is published on the Group's website.

Roadshows, by the CEO and CFO in Europe and the United States, take place twice a year, immediately after the full-year results are published in February and again in September or October. The Investor Relations team is available to meet investors and those who may become investors at any time either in London or elsewhere as necessary.

The Group has three nominated people who manage the dissemination of price sensitive information. These are Jean Cahuzac (CEO), Stuart Jackson (CFO), and Karen Menzel (Group Manager, Investor Relations). Requests for meetings with Senior Management, questions concerning Group performance or other issues should be made directly through Investor Relations.

The Group's website can be accessed at www.acergy-group.com. The Investor & Press section provides comprehensive information for investors including financial reports, news and disclosures, analyst coverage and stock price information. An email alert service is provided which notifies those who elect to use this service to new information posted on this site.

Visit our Annual Report online at:

www.acergy-group.com/public/FinancialReports

Geographical distribution of shareholders as at December 31, 2008

United States	44%
Norway	26%
United Kingdom	9%
Germany	3%
France	2%
The Netherlands	2%
Rest of the World	14%

Source: Capital Precision

Investor Relations and Press Enquiries

Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:



Karen Menzel
Group Manager, Investor Relations
email: karen.menzel@acergy-group.com

Acergy M.S. Limited
200 Hammersmith Road
London W6 7DL
United Kingdom
T: +44 20 8210 5568

Financial information

Copies of press releases, quarterly earnings releases, Annual Reports and SEC Form 20-F are available on the Group's internet site or by contacting:



Kelly Good
Investor Relations Support
email: kelly.good@acergy-group.com

Acergy M.S. Limited
200 Hammersmith Road
London W6 7DL
United Kingdom
T: +44 20 8210 5545

Stock Trading History and Shareholder Information

Stock listings
Common Shares – Traded on Oslo Stock Exchange under symbol ACY and on Nasdaq Global Select Market as an American Depositary Receipt ('ADR') under symbol ACGY.

Shares outstanding (as of November 30, 2008)
Common Shares 194,953,972 – of which 11,258,758 are held directly by Acergy S.A. This figure excludes 879,121 Common Shares held by an indirectly owned subsidiary of Acergy S.A. also in treasury.



Volume Traded (m)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
30
25
20
15
10
5
0
Closing Price ($US)
DEC 07
JAN 08
FEB 08
MAR 08
APR 08
MAY 08
JUN 08
JUL 08
AUG 08
SEP 08
OCT 08
NOV 08
Volume
Closing Price $US

Common Shares – Nasdaq (US dollars) Ticker ACGY

		Q1	Q2	Q3	Q4
Fiscal Year	High	23.62	28.07	26.02	15.47
2008	Low	17.40	19.37	15.73	3.78

Common Shares – Oslo (Norwegian kroner) Ticker ACY

		Q1	Q2	Q3	Q4
Fiscal Year	High	125.25	140.00	133.00	88.70
2008	Low	94.00	104.00	81.90	25.60

ADR program
Acergy has a sponsored Level II ADR facility for which Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents one (1) ordinary share of the Company. The ADRs are quoted and traded on Nasdaq Global Select Market under the ticker symbol ACGY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the shareholder services line on +1 866 249 2593 (toll free for U.S. residents only). Further information is also available at http://www.adr.db.com.

Country of Incorporation
Luxembourg

Annual General Meeting
May 22, 2009 at 2pm (local time)
Services Généraux de Gestion S.A.
412F, route d'Esch,
L-2086 Luxembourg

Internet Address
www.acergy-group.com

Transfer Agent and Registrar
Common Shares
DnB NOR Bank ASA
Stranden 21
NO-0021 Oslo
Norway
T: +47 22 48 12 17
F: +47 22 94 90 20

Depositary Bank
Common Shares – ADRs
Deutsche Bank Trust Company Americas
27th Floor
60 Wall Street
New York, NY 10005
United States
Shareholder Service: +1 866 249 2593
Broker Service Desk: +1 212 250 9100
www.adr.db.com

Auditors
Deloitte LLP
London EC4A 3BZ
United Kingdom
T: +44 20 7936 3000

Corporate Broker
UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom
T: +44 20 7567 8000

Acergy Contacts

Corporate Information
Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road
London W6 7DL
United Kingdom
T: +44 20 8210 5500
F: +44 20 8210 5501

Registered Office
Acergy S.A.
412F, route d'Esch
L-2086 Luxembourg
R.C.S. Luxembourg B-43.172

Regional Offices
Please see www.acergy-group.com/public/contactuspage for regional addresses and telephone numbers.

Acergy Africa and Mediterranean

Acergy Northern Europe and Canada

Acergy North America and Mexico

Acergy South America

Acergy Asia and Middle East

Forward-looking Statements

Certain statements in this Annual Report and Financial Statements, including the statement from the Chairman and the review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute 'forward-looking statements' as defined in the US Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words like 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'may', 'plan', 'forecast', 'project', 'will', 'should', 'seek' and similar expressions. Those statements include, but are not limited to, statements as to the expected execution of projects currently in backlog; statements as to the expected completion date, estimated progress to completion, estimated costs, estimated revenues, and estimated recovery of contract revenues on various projects; projections as to the extent to which Acergy's business is impacted by the global economic slowdown, including statements as to the expected behaviour and expenditure of Acergy's clients in a market downturn and Acergy's strategies accordingly; expectations as to the expected growth and cyclicality in the industry in which Acergy operates; statements as to the markets on which Acergy will focus; expectations as to the expected demand for Acergy's products and services; statements as to the review of Acergy's corporate and entity structure and the implementation of the results from such review; statements as to Acergy's profitability in the future; statements as to the expected effectiveness of Acergy's recruitment and training initiatives; statements as to the expected repurchase of share capital in the future; statements as to the expected amount and timing of any future dividend payments; and expectations as to Acergy's competitive position and the impact of the economy on its business, liquidity and results of operations and financial position. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors and others which are discussed in our public filings and submissions with the SEC, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Adjusted EBITDA

The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this document, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group's liquidity. A reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations and the Group's net operating income from continuing operations can be found on our website. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.